UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 12, 2020

MYLAN N.V.

(Exact Name of Registrant as Specified in Charter)

Netherlands	333-199861	98-1493528
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, England

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: +44 (0) 1707-853-000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.01	MYL	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act (17 CFR 230.405) or Rule 12b-2 of the Exchange Act (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Information.

In connection with the planned combination of Pfizer Inc.’s (“Pfizer”) global, primarily off-patent branded and generic established medicines business (the “Upjohn Business”) and Mylan N.V. (“Mylan”), Mylan is filing this current report on Form 8-K (this “Current Report”) to provide the following information: (i) the unaudited condensed combined financial statements and related notes of the Upjohn Business as of March 29, 2020 and for the three months ended March 29, 2020 and March 31, 2019, which is filed as Exhibit 99.1 to this Current Report, (ii) management’s discussion and analysis of financial condition and results of operations of the Upjohn Business, which is filed as Exhibit 99.2 to this Current Report and (iii) the unaudited pro forma condensed combined financial information of Mylan and the Upjohn Business as of and for the three months ended March 31, 2020 and for the year ended December 31, 2019, which is filed as Exhibit 99.3 to this Current Report. Exhibits 99.1, 99.2 and 99.3 to this Current Report are excerpted from the Registration Statement on Form 10, which includes an information statement (the “Form 10”), filed by Upjohn Inc. (“Newco”) with the Securities and Exchange Commission (“SEC”) on June 12, 2020, and are incorporated by reference into this Item 8.01.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

15.1	Acknowledgment Letter of KPMG LLP relating to the unaudited condensed combined financial statements of Upjohn (a business unit of Pfizer Inc.).

99.1	Unaudited Condensed Combined Financial Statements and Related Notes of the Upjohn Business as of March 29, 2020 and for the Three Months Ended March 29, 2020 and March 31, 2019.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business.

99.3	Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business as of and for the Three Months Ended March 31, 2020 and for the Year Ended December 31, 2019.

104	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Inline XBRL document.

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Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Newco and Mylan, which will immediately follow the proposed separation of the Upjohn Business from Pfizer (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis; the integration of Mylan and the Upjohn Business being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and the Upjohn Business; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Newco’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined

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company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Form 10, which has been filed by Newco with the SEC on June 12, 2020 and has not yet been declared effective, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Newco following the completion of the proposed transaction may be found in the Form S-4, the Proxy Statement and the Prospectus, and Pfizer’s Current Report on Form 8-K filed with the SEC on February 28, 2020. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 13, 2020, as supplemented by its supplement to the proxy statement filed with the SEC on April 7, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, as amended on April 29, 2020, and its definitive proxy statement relating to its 2020 Annual General Meeting filed with the SEC on June 8, 2020. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

June 12, 2020	By:	/s/ Kenneth S. Parks
Kenneth S. Parks
Chief Financial Officer

Exhibit 15.1

June 12, 2020

Pfizer Inc.

New York, New York

Re: Registration Statement No. 333-234337

With respect to the subject registration statement and the proxy statement/prospectus that forms a part thereof, we acknowledge our awareness of the incorporation by reference therein of our report dated June 12, 2020 related to our review of interim financial information, which report appears in the Form 8-K of Mylan N.V. dated June 12, 2020.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP

New York, New York

Exhibit 99.1

INDEX – FINANCIAL STATEMENTS

Unaudited Condensed Combined Financial Statements

Independent Auditors’ Review Report

The Board of Directors of Pfizer Inc.:

Report on the Financial Statements

We have reviewed the condensed combined financial statements of Upjohn (a business unit of Pfizer Inc.), which comprise the condensed combined balance sheet as of March 29, 2020, and the related condensed combined statements of income, comprehensive income, equity, and cash flows for the three-month periods ended March 29, 2020 and March 31, 2019.

Management’s Responsibility

The Company’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with U.S. generally accepted accounting principles.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed combined financial information referred to above for it to be in accordance with U.S. generally accepted accounting principles.

Report on Condensed Balance Sheet as of December 31, 2019

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the PCAOB, the combined balance sheet as of December 31, 2019, and the related combined statements of income, comprehensive income, equity, and cash flows for the year then ended (presented elsewhere in this document); and we expressed an unqualified audit opinion on those audited combined financial statements in our report dated March 20, 2020. In our opinion, the accompanying condensed combined balance sheet of Upjohn as of December 31, 2019 is consistent, in all material respects, with the audited combined financial statements from which it has been derived.

/s/ KPMG LLP

New York, New York

June 12, 2020

UPJOHN

(A Business Unit of Pfizer Inc.)

CONDENSED COMBINED STATEMENTS OF INCOME

(UNAUDITED)

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Revenues	$1,861	$3,071
Costs and expenses:
Cost of sales(a)	400	398
Selling, informational and administrative expenses(a)	413	535
Research and development expenses(a)	60	62
Amortization of intangible assets	36	39
Restructuring charges	15	9
Other (income)/deductions––net	51	37

Income before provision for taxes on income	885	1,991
Provision for taxes on income	103	255

Net income before allocation to noncontrolling interests	782	1,736
Less: Net income/(loss) attributable to noncontrolling interests	(1)	1

Net income attributable to Upjohn	$783	$1,735

(a)	Excludes amortization of intangible assets.

Amounts may not add due to rounding.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Net income before allocation to noncontrolling interests	$782	$1,736

Foreign currency translation adjustments	(39)	46

Benefit plans: actuarial gains/(losses), net	(86)	—
Reclassification adjustments related to amortization	4	3
Reclassification adjustments related to settlements	14	—
Other	3	(4)

	(65)	(1)

Benefit plans: prior service (costs)/credits and other, net	—	—
Reclassification adjustments related to amortization	(5)	(6)
Other	(1)	1

	(5)	(5)

Other comprehensive income/(loss), before tax	(109)	39
Tax provision/(benefit) on other comprehensive income/(loss)(a)	(2)	(1)

Other comprehensive income/(loss) before allocation to noncontrolling interests	(107)	40

Comprehensive income before allocation to noncontrolling interests	675	1,776
Less: Comprehensive income/(loss) attributable to noncontrolling interests	(1)	—

Comprehensive income attributable to Upjohn	$676	$1,776

(a)	See Note 5C. Tax Matters: Tax Provision/(Benefit) on Other Comprehensive Income/(Loss).

Amounts may not add due to rounding.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

CONDENSED COMBINED BALANCE SHEETS

(millions of dollars)	March 29, 2020	December 31, 2019
	(Unaudited)
Assets
Cash and cash equivalents	$191	$184
Trade accounts receivable, less allowance for doubtful accounts: 2020—$32; 2019—$40	2,029	1,946
Inventories	1,111	1,155
Current tax assets	446	628
Other current assets	278	261

Total current assets	4,055	4,173
Property, plant and equipment, less accumulated depreciation: 2020—$1,819; 2019—$1,796	1,003	999
Identifiable intangible assets, less accumulated amortization	1,403	1,434
Goodwill	8,695	8,709
Noncurrent deferred tax assets and other noncurrent tax assets	624	651
Other noncurrent assets	407	399

Total assets	$16,187	$16,366

Liabilities and Equity
Trade accounts payable	$453	$426
Income taxes payable	389	371
Accrued compensation and related items	306	335
Other current liabilities	1,966	2,125

Total current liabilities	3,114	3,257
Pension benefit obligations, net	387	306
Postretirement benefit obligations, net	197	198
Noncurrent deferred tax liabilities	34	38
Other taxes payable	4,636	4,623
Other noncurrent liabilities	420	426

Total liabilities	8,788	8,849

Commitments and Contingencies
Business unit equity	8,213	8,224
Accumulated other comprehensive loss	(814)	(707)

Total equity	7,398	7,517

Total liabilities and equity	$16,187	$16,366

Amounts may not add due to rounding.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

CONDENSED COMBINED STATEMENTS OF EQUITY

(UNAUDITED)

	Upjohn
(millions of dollars)	Business Unit Equity	Accumulated Other Comp. Income/(Loss)	Total Business Unit Equity	Equity Attributable to Noncontrolling Interests	Total Equity
Balance, December 31, 2019	$8,224	$(707)	$7,517	$—	$7,517
Net income/(loss)	783		783	(1)	782
Other comprehensive income/(loss), net of tax		(107)	(107)	—	(107)
Share-based payment transactions	12		12		12
Net transfers between Pfizer and noncontrolling interests				1	1
Net transfers––Pfizer(a)	(807)		(807)		(807)

Balance, March 29, 2020	$8,213	$(814)	$7,398	$—	$7,398

	Upjohn
(millions of dollars)	Business Unit Equity	Accumulated Other Comp. Income/(Loss)	Total Business Unit Equity	Equity Attributable to Noncontrolling Interests	Total Equity
Balance, December 31, 2018	$7,653	$(660)	$6,992	$—	$6,992
Net income	1,735		1,735	1	1,736
Other comprehensive income/(loss), net of tax		41	41	(1)	40
Share-based payment transactions	22		22		22
Net transfers between Pfizer and noncontrolling interests				—	—
Net transfers––Pfizer(a)	(1,359)		(1,359)		(1,359)

Balance, March 31, 2019	$8,051	$(620)	$7,431	$—	$7,431

(a)	See Note 15 for the major components of Net transfers—Pfizer.

Amounts may not add due to rounding.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Operating Activities
Net income before allocation to noncontrolling interests	$782	$1,736
Adjustments to reconcile net income before allocation to noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	77	83
Tax Cuts and Jobs Act (TCJA) impact(a)	—	(28)
Deferred taxes	29	23
Share-based compensation expense	12	22
Benefit plan contributions in excess of expense/income	(2)	(11)
Other adjustments, net	1	(22)
Other changes in assets and liabilities	(40)	(417)

Net cash provided by operating activities	859	1,386

Investing Activities
Purchases of property, plant and equipment	(14)	(10)
Acquisitions of intangible assets	(5)	—
Other investing activities, net	—	—

Net cash used in investing activities	(19)	(9)

Financing Activities
Net financing activities with Pfizer	(831)	(1,361)

Net cash used in financing activities	(831)	(1,361)

Effect of exchange-rate changes on cash and cash equivalents	(2)	—

Net increase in cash and cash equivalents	7	16
Cash and cash equivalents, beginning	184	—

Cash and cash equivalents, end	$191	$16

Supplemental Cash Flow Information
Cash paid during the period for:
Income taxes	$64	$238
Interest	—	—

(a)

As a result of the enactment of the Tax Cuts and Jobs Act (TCJA) in December 2017, Provision for taxes on income for the three months ended March 31, 2019 was favorably impacted by approximately $28 million, primarily as a result of additional guidance issued by the U.S. Department of Treasury.

Amounts may not add due to rounding.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Business Description and Basis of Presentation

A. Business Description

Upjohn (collectively, Upjohn, the Upjohn Business, the business, the company, we, us and our) is a business unit of Pfizer Inc. (Pfizer). We are a China-based global pharmaceutical company with a portfolio of well-established, primarily off-patent branded and generic medicines, including Lyrica, Lipitor, Norvasc, Celebrex and Viagra, as well as a U.S.-based generics platform, Greenstone. Our pharmaceutical products are used to treat non-communicable diseases (NCDs). We commercialize, manufacture and develop pharmaceutical products across a broad range of therapeutic areas, including cardiovascular, pain and neurology, psychiatry, urology and ophthalmology. The accompanying condensed combined financial statements include the accounts of all operations that comprise the Upjohn operations of Pfizer.

On January 23, 2020, Upjohn China entered into a definitive agreement to acquire Shanghai Minghui Pharmaceutical Co., Ltd. (Minghui) from Shanghai Pharmaceutical Co., Ltd., which is a state-owned enterprise in China. After the completion of a listing and bidding process, Upjohn agreed to acquire Minghui for 40 million renminbi (RMB) (approximately $5 million, net of cash acquired of approximately $1 million). In February 2020, Upjohn remitted the total purchase price to SUAEE, the institution managing the listing and bidding process. The closing conditions provided in the transaction documents have been met. Minghui obtained a new business license in April 2020 under which Upjohn Hong Kong is registered as the sole shareholder of Minghui. Minghui’s drug distribution license and good supply practices certification in China have also been updated to reflect such change in ownership. The acquisition of Minghui was accounted for by Upjohn as the acquisition of a group of assets rather than the acquisition of a business. In connection with this asset acquisition, we recorded $5 million in Identifiable intangible assets, consisting of a licensing agreement—see Note 9A.

On July 29, 2019, Pfizer announced it had entered into a definitive agreement to combine Upjohn with Mylan N.V. (Mylan), creating a new global pharmaceutical company. The name of the new company to be formed by the planned combination of the Upjohn Business and Mylan will be “Viatris.” Under the terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, Pfizer will contribute the Upjohn Business to its wholly-owned subsidiary, Upjohn Inc. (Newco) and distribute its ownership interest in Newco to Pfizer shareholders via either a spin-off or a split-off (the Distribution). Pfizer intends to effect the Distribution by way of a spin-off. Newco will issue $12 billion of debt in connection with its separation from Pfizer, and, at or prior to the Distribution, Newco will make a cash payment to Pfizer equal to $12 billion as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Immediately after the Distribution, Newco will be combined with Mylan. Pfizer shareholders would own 57% of the combined new company and former Mylan shareholders would own 43% on a fully diluted basis. The transaction is generally expected to be tax free to Pfizer and Pfizer shareholders and is expected to close in the fourth quarter of 2020, subject to Mylan shareholder approval and satisfaction of other customary closing conditions, including receipt of regulatory approvals.

Pfizer, the Upjohn Business and Mylan are in the process of negotiating the terms on which Pfizer would transfer its Meridian Medical Technologies business (Meridian), the manufacturer of EpiPen® and other auto-injector products, and/or certain Pfizer assets that currently form part of a pre-existing strategic collaboration between Pfizer and Mylan for generic drugs in Japan (Mylan-Japan collaboration) to Viatris following the completion of the proposed combination of the Upjohn Business and Mylan. There can be no assurance that any agreement or transaction will result from these negotiations and if the parties are unsuccessful in their efforts to negotiate the terms of such potential transactions, Meridian and/or the Pfizer assets that currently form part of the Mylan-Japan collaboration will remain with Pfizer. The Upjohn Business’s results of operations, financial condition and cash flows presented in these condensed combined financial statements and notes thereto do not include the results of operations, assets and liabilities or cash flows of Meridian and the Mylan-Japan collaboration.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

B. Basis of Presentation

We prepared the accompanying condensed combined financial statements following the requirements of the Securities and Exchange Commission (SEC) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by accounting principles generally accepted in the United States of America (U.S. GAAP) can be condensed or omitted.

The financial information included in our condensed combined financial statements for subsidiaries operating outside the U.S. is as of and for the three months ended February 23, 2020 and February 24, 2019. The financial information included in our condensed combined financial statements for U.S. subsidiaries is as of and for the three months ended March 29, 2020 and March 31, 2019. All significant intercompany balances and transactions among the legal entities that comprise Upjohn have been eliminated. Balances due from or due to Pfizer that are expected to be cash-settled, if any, are included, depending on the nature of the balance, in Other current assets, Other noncurrent assets, Other current liabilities and Other noncurrent liabilities on the condensed combined balance sheets. All balances and transactions among Upjohn and Pfizer that are not cash-settled are shown as part of Business unit equity on the condensed combined balance sheets and represent the net of amounts settled without payment (to)/from Pfizer. For additional information about balances and transactions among Upjohn and Pfizer, see Note 15.

Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

We are responsible for the unaudited condensed combined financial statements included in this document. The interim financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of our financial position and operating results. The information included in these interim financial statements should be read in conjunction with the combined financial statements and accompanying notes for the year ended December 31, 2019 included elsewhere in this document.

Certain amounts in the condensed combined financial statements and associated notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

As of January 1, 2020, we adopted four new accounting standards. See Note 2A for further information.

The condensed combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business of Pfizer. As part of a Pfizer reorganization beginning in 2019, Upjohn was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing and other commercial activities, research, development, medical, regulatory and limited enabling functions. As a result, many of the costs for certain support functions that, prior to 2019, were provided to Upjohn on a centralized basis within Pfizer are, beginning in 2019, incurred directly by Upjohn.

These condensed combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had we operated as an independent standalone company during the periods presented.

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The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include limited costs directly incurred by Upjohn for certain support functions (Enabling Functions) and allocations to Upjohn for Enabling Functions that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, insurance, public affairs and procurement, among others. Allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include certain manufacturing and supply costs directly incurred by the Upjohn Global Supply network for manufacturing facilities, external supply, and logistics and support as well as allocations of such costs incurred by manufacturing plants that are shared with other Pfizer business units and centralized Pfizer Global Supply (PGS) costs that Pfizer did not routinely allocate to its business units. These costs may include manufacturing variances and changes in the standard costs of inventory, among others. Where used, allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods, such as Upjohn identified manufacturing costs, depending on the nature of the costs.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include directly incurred costs for certain Upjohn research and development (R&D) activities and allocations of certain research, development and medical (RDM) expenses managed by Pfizer’s R&D organization. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, our estimates of the costs incurred in connection with the R&D activities associated with Upjohn.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 also include allocations from Enabling Functions and PGS for restructuring charges and additional depreciation associated with asset restructuring and implementation costs. Pfizer does not routinely allocate these costs to any of its business units. For additional information about allocations of restructuring charges and other costs associated with cost-reduction/productivity initiatives, see Note 3.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include allocations of pension and postretirement service costs that have been deemed attributable to Upjohn operations. For information about allocations of pension and postretirement costs, see Note 12.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include allocations of other corporate and commercial costs, which can include, but are not limited to, certain compensation items, such as share-based compensation expense and certain fringe benefit expenses maintained on a centralized basis within Pfizer, as well as Pfizer hedging activity on intercompany inventory. Pfizer does not routinely allocate these costs to any of its business units. The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 also include a combination of allocations to Upjohn and directly incurred costs for other corporate and commercial costs for certain strategy, business development, portfolio management and valuation capabilities. Allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include allocations of purchase accounting impacts resulting from business combinations. These impacts are primarily associated with the Upjohn related assets acquired as part of Pfizer’s acquisitions of Pharmacia in 2003 and Wyeth in 2009, and primarily include amortization related to the increase in fair value of the acquired finite-lived intangible assets.

•

The condensed combined balance sheets at March 29, 2020 and December 31, 2019 reflect all of the assets and liabilities of Pfizer that are either specifically identifiable or are directly attributable to

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Upjohn and its operations. Cash from Upjohn operations in subsidiaries that are not completely Upjohn dedicated is not included in the condensed combined balance sheets since this cash is swept into Pfizer’s centralized cash management system. We participate in Pfizer’s centralized cash management system and generally all excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by Pfizer. Accordingly, the Upjohn cash balance at March 29, 2020 and December 31, 2019 is not representative of an independent company and could be significantly different at another point in time.

•	For benefit plans, the condensed combined balance sheets at March 29, 2020 and December 31, 2019 only include the assets and liabilities of benefit plans sponsored by Upjohn—see Note 12.

•

The condensed combined financial statements do not include allocations of Pfizer corporate debt as none is specifically related to our operations. The condensed combined statements of income include an allocation of Pfizer interest-related expenses, including the effect of hedging activities associated with the Pfizer corporate debt and an allocation for interest income associated with the Pfizer corporate investments—see Note 4. We participate in Pfizer’s centralized hedging and offsetting programs. As such, in the condensed combined statements of income, we include the impact of Pfizer’s derivative financial instruments used for offsetting changes in foreign currency rates net of the related exchange gains and losses for the portion that is deemed to be associated with Upjohn operations.

Management believes that the allocations are a reasonable reflection of the services received or the costs incurred on behalf of Upjohn and its operations and that the condensed combined statements of income reflect all costs of the Upjohn Business of Pfizer.

The allocated expenses from Pfizer primarily include:

•

Enabling functions operating expenses—approximately $117 million for the three months ended March 29, 2020 and $176 million for the three months ended March 31, 2019 ($2 million and $0.2 million income in Cost of sales; $108 million and $175 million in Selling, informational and administrative expenses; and $7 million and $0.9 million in Research and development expenses).

•

PGS manufacturing costs—approximately $31 million for the three months ended March 29, 2020 and $3 million for the three months ended March 31, 2019 ($31 million and $3 million in Cost of sales; $0.4 million and $0.1 million in Selling, informational and administrative expenses; and $0.1 million and $0.1 million in Research and development expenses).

•

Research, development and medical expenses—approximately $2 million for the three months ended March 29, 2020 and the three months ended March 31, 2019 ($0.1 million income and negligible in Cost of sales; $1 million and $2 million in Selling, informational and administrative expenses; and $0.3 million and $0.3 million in Research and development expenses).

•

Restructuring charges/(credits)—approximately $2 million income for the three months ended March 29, 2020 and $2 million for the three months ended March 31, 2019 (all included in Restructuring charges).

•

Other costs associated with cost-reduction/productivity initiatives—additional depreciation associated with asset restructuring—negligible for the three months ended March 29, 2020 and approximately $1 million for the three months ended March 31, 2019 ($0.5 million in Cost of sales; negligible amounts in Selling, informational and administrative expenses; and $0.7 million in Research and development expenses).

•

Other costs associated with cost-reduction/productivity initiatives—implementation costs—approximately $3 million for the three months ended March 29, 2020 and $5 million for the three months ended March 31, 2019 ($2 million and $3 million in Cost of sales; $0.9 million and $2 million

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

in Selling, informational and administrative expenses; and $0.1 million income and $0.2 million in Research and development expenses).

•

Fringe benefit expenses—approximately $1 million income for the three months ended March 29, 2020 and $4 million for the three months ended March 31, 2019 ($0.1 million income and $0.5 million in Cost of sales; $1 million income and $4 million in Selling, informational and administrative expenses; and negligible amounts in both periods in Research and development expenses).

•

Share-based compensation expense—approximately $12 million for the three months ended March 29, 2020 and $22 million for the three months ended March 31, 2019 ($2 million and $2 million in Cost of sales; $11 million and $17 million in Selling, informational and administrative expenses; and $0.3 million income and $3 million in Research and development expenses).

•

Other (income)/deductions-net—approximately $62 million for the three months ended March 29, 2020 and $37 million for the three months ended March 31, 2019. Amounts primarily include an allocation of net interest expense of approximately $54 million for the three months ended March 29, 2020 and $79 million for the three months ended March 31, 2019, reflecting an allocation for interest-related expenses, including the effect of hedging activities, associated with the Pfizer corporate debt and an allocation for interest income associated with the Pfizer corporate investments. In the three months ended March 31, 2019, the amount also includes, among other things, an allocation of income from insurance recoveries of $15 million related to the hurricanes in Puerto Rico toward the end of the third quarter of 2017—see Note 4.

•

Other corporate and commercial costs—approximately $3 million for the three months ended March 29, 2020 and $2 million for the three months ended March 31, 2019 ($7 million income and $6 million income in Cost of sales; $9 million and $6 million in Selling, informational and administrative expenses; and $0.8 million and $2 million in Research and development expenses).

The income tax provision/(benefit) in the condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 has been calculated as if Upjohn filed a tax return separate from Pfizer in the various jurisdictions where it does business.

Note 2. Significant Accounting Policies

A. Adoption of New Accounting Standards

On January 1, 2020, we adopted four new accounting standards.

Credit Losses on Financial Instruments—We adopted a new accounting standard for credit losses on financial instruments, which replaces the probable initial recognition threshold for incurred loss estimates under prior guidance with a methodology that reflects expected credit loss estimates. The standard generally impacts financial assets that have a contractual right to receive cash and are not accounted for at fair value through net income, such as accounts receivable and held-to-maturity debt securities. The new guidance requires us to identify, analyze, document and support new methodologies for quantifying expected credit loss estimates for certain financial instruments, using information such as historical experience, current economic conditions and information, and the use of reasonable and supportable forecasted information. The standard also amends existing impairment guidance for available-for-sale debt securities to incorporate a credit loss allowance and allows for reversals of credit impairments in the event the issuer’s credit improves.

We adopted the new accounting standard utilizing the modified retrospective method, and therefore, no adjustments were made to amounts in our prior period financial statements. The cumulative effect of adopting the standard as an adjustment to the opening balance of Business unit equity was not material. The impact of adoption did not have a material impact on our condensed combined statement of income or condensed combined statement of cash flows for the three months ended March 29, 2020, nor on our condensed combined balance sheet as of March 29, 2020. For additional information, see Note 2B.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Goodwill Impairment Testing—We prospectively adopted the new accounting standard, which eliminates the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. Under the new guidance, the goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value. There was no impact to our condensed combined financial statements from the adoption of this new standard.

Implementation Costs in a Cloud Computing Arrangement—We prospectively adopted the new accounting standard related to customers’ accounting for implementation costs incurred in a cloud computing arrangement that is considered a service contract. The new guidance aligns the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. There was no material impact to our condensed combined financial statements from the adoption of this new standard.

Collaboration Agreements—We prospectively adopted the new accounting standard, which provides new guidance clarifying the interaction between the accounting for collaborative arrangements and revenue from contracts with customers. There was no impact to our condensed combined financial statements from the adoption of this new standard.

On January 1, 2019, we adopted a new accounting standard for lease accounting. For additional information, see Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard included in our combined financial statements and accompanying notes for the year ended December 31, 2019 included elsewhere in this document.

B. Revenues and Trade Accounts Receivable

Our accruals for Medicare rebates, Medicaid and related state program rebates, performance-based contract rebates, chargebacks, sales allowances and sales returns and cash discounts totaled $1.4 billion as of March 29, 2020 and $1.6 billion as of December 31, 2019.

The following table provides information about the balance sheet classification of these accruals:

(millions of dollars)	March 29, 2020	December 31, 2019
Reserve against Trade accounts receivable, less allowance for doubtful accounts	$396	$435
Other current liabilities:
Rebate accruals(a)	609	737
Other accruals	215	224
Other noncurrent liabilities	216	217

Total accrued rebates and other accruals	$1,435	$1,614

(a)	The decrease in rebate accruals reflects the loss of exclusivity of Lyrica in the United States, with multi-source generic competition beginning in July 2019.

Trade Accounts Receivable—Trade accounts receivable are stated at their net realizable value. The allowance for credit losses against gross trade accounts receivable reflects the best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions. In developing the estimate for expected credit losses, trade accounts receivables are segmented into pools of assets depending on market (U.S. versus international), delinquency status, and customer type (high risk versus low risk and government versus non-government), and fixed reserve percentages are established for each pool of trade accounts receivables.

In determining the reserve percentages for each pool of trade accounts receivables, we considered our historical experience with certain customers and customer types, regulatory and legal environments, country and

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

political risk, and other relevant current and future forecasted macroeconomic factors. These credit risk indicators are monitored on a quarterly basis to determine whether there have been any changes in the economic environment that would indicate the established reserve percentages should be adjusted and are considered on a regional basis to reflect more geographic-specific metrics. Additionally, write-offs and recoveries of customer receivables are tracked against collections on a quarterly basis to determine whether the reserve percentages remain appropriate. When management becomes aware of certain customer-specific factors that impact credit risk, specific allowances for these known troubled accounts are recorded. Trade accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

During the first quarter of 2020, additions to the allowance for credit losses, write-offs and recoveries of customer receivables were not material to our condensed combined financial statements.

Amounts recorded for revenue deductions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions.

Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives

The condensed combined statements of income include costs associated with Pfizer’s cost-reduction/productivity initiatives. The expenses include direct costs and charges as well as an allocation of indirect costs and charges that have been deemed attributable to Upjohn. The condensed combined balance sheets reflect the accrued restructuring charges directly attributable to the Upjohn operations. In connection with our cost-reduction/productivity initiatives, we typically incur costs and charges associated with site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems. All operating functions may be impacted by these actions, including sales and marketing, manufacturing and research and development, as well as groups such as worldwide technology, shared services and corporate operations.

2017-2019 Initiatives and Organizing for Growth

During 2018, Pfizer reviewed its business operations and determined that, at the start of its 2019 fiscal year, Pfizer would begin operating under a new commercial structure, which reorganized Pfizer operations into three businesses – Biopharma, a science-based innovative medicines business; Upjohn; and a Consumer Healthcare business. As part of a Pfizer reorganization beginning in 2019, Upjohn was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing and other commercial activities, research, development, medical, regulatory and limited enabling functions, which better enables us to optimize our growth potential. Beginning in the fourth quarter of 2018, Pfizer reviewed previously planned initiatives and new initiatives and combined the 2017-2019 initiatives with its Organizing for Growth initiatives to form one cohesive plan. Initiatives for the combined program include activities related to the optimization of the Pfizer manufacturing plant network, the centralization of Pfizer corporate and platform functions, and the simplification and optimization of the operating business structure and functions that support them.

Through March 29, 2020, we have incurred cumulative direct restructuring charges (primarily related to employee termination costs) and implementation costs associated with the combined program of 2017-2019 initiatives and Organizing for Growth initiatives of approximately $159 million. In the first three months of 2020, we incurred total direct restructuring charges and implementation costs of $18 million. We expect to incur approximately $8 million of additional direct, mostly cash, restructuring charges and implementation costs primarily over the remainder of 2020 and into 2021 to complete activities associated with the combined program of cost-reduction initiatives.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Current-Period Key Activities

The components of costs incurred in connection with the Pfizer cost-reduction/productivity initiatives described above follow:

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Restructuring Charges/(Credits):
Total restructuring charges—direct:(a)
Employee termination costs	$17	$7
Asset impairment charges	—	—
Exit costs	—	—

Total restructuring charges—direct	17	7

Restructuring charges/(credits)—allocated:(a)
Employee termination costs/(credits)	(2)	2
Asset impairment charges	—	—
Exit costs	—	—

Total restructuring charges/(credits)—allocated	(2)	2

Total restructuring charges	15	9

Other Costs/(Credits) Associated with Cost-Reduction/Productivity Initiatives:
Additional depreciation associated with asset restructuring—allocated(b)	—	1
Implementation costs/(credits)—direct(c)	1	(1)
Implementation costs—allocated(c)	3	5

Total costs associated with cost-reduction/productivity initiatives	$19	$15

(a)

In the first three months of 2020 and 2019, restructuring charges were primarily related to employee termination costs associated with cost-reduction and productivity initiatives. Employee termination costs are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. In the first three months of 2020, direct restructuring charges are primarily related to the Greater China segment (approximately $9 million) and Other (approximately $8 million). In the first three months of 2019, direct restructuring charges are primarily related to the Developed Markets segment (approximately $4 million), the Greater China segment (approximately $2 million) and the Emerging Markets segment (approximately $0.1 million).

(b)

Additional depreciation associated with asset restructuring represents the impact of changes in the estimated lives of assets involved in restructuring actions. In the first three months of 2019, the additional depreciation is primarily included in Cost of sales ($0.5 million) and Research and development expenses ($0.7 million).

(c)

Implementation costs represent external, incremental costs directly related to implementing cost-reduction/productivity initiatives. Direct implementation costs/(credits) in the first three months of 2020 and 2019 are primarily included in Cost of sales. In the first three months of 2020, allocated implementation costs are included in Cost of sales ($2 million), Selling, informational and administrative expenses ($1 million) and Research and development expenses ($0.1 million income). In the first three months of 2019, allocated implementation costs are included in Cost of sales ($3 million), Selling, informational and administrative expenses ($2 million) and Research and development expenses ($0.2 million).

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The components and activity of our direct restructuring charges identified with Upjohn follow:

(millions of dollars)	Employee Termination Costs	Asset Impairments	Exit Costs	Accrual
Balance, December 31, 2019(a)	$202	$—	$1	$202
Provision	17	—	—	17
Utilization and other(b)	(74)	—	—	(75)

Balance, March 29, 2020(c)	$144	$—	$1	$145

(a)	Included in Other current liabilities ($153 million) and Other noncurrent liabilities ($49 million).
(b)	Includes adjustments for foreign currency translation.
(c)	Included in Other current liabilities ($95 million) and Other noncurrent liabilities ($49 million).

Note 4. Other (Income)/Deductions—Net

The following table provides components of Other (income)/deductions—net:

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Certain legal matters, net(a)	$1	$4
Net periodic benefit costs/(credits) other than service costs(b)	6	(7)
Other, net(c)	(18)	2

Other (income)/deductions—net—direct	(11)	(1)

Net interest expense—allocated(d)	54	79
Other, net—allocated(e)	9	(41)

Other (income)/deductions—net—allocated	62	37

Other (income)/deductions—net	$51	$37

(a)

In the first three months of 2020, represents a legal reserve for a pending matter. In the first three months of 2019, represents legal reserves for certain pending matters, partially offset by the reversal of a legal accrual where a loss was no longer deemed probable. For additional information, see Note 13A.

(b)

In the first three months of 2020, includes, among other things, a settlement charge of $14 million related to lump sum payouts to certain terminated plan participants in our pension plan in Puerto Rico. For additional information, see Note 12.

(c)

In the first three months of 2020, includes, among other items, $12 million of rental income associated with related party leasing arrangements in Singapore entered into with Pfizer on May 27, 2019 (for additional information, see Note 15) and $6 million of income from government refunds in China. In the first three months of 2019, includes, among other items, $4 million of costs associated with certain initiatives in international jurisdictions and $4 million of income from government refunds in China.

(d)

Represents an allocation of interest expense associated with the Pfizer corporate debt and an allocation of interest income associated with the Pfizer corporate investments. Allocated capitalized interest expense totaled $4 million in the first three months of 2020 and $6 million in the first three months of 2019.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(e)

Represents allocation of miscellaneous other income and deductions. In the first three months of 2020, among other items, includes an allocation of net currency exchange losses and net losses associated with Pfizer’s investments, partially offset by an allocation of net gains associated with Pfizer’s hedging activities. In the first three months of 2019, among other items, includes an allocation of net currency exchange gains and net gains associated with Pfizer’s investments, partially offset by an allocation of net losses associated with Pfizer’s hedging activities. The first three months of 2019 also includes an allocation of income from insurance recoveries of $15 million related to the hurricanes in Puerto Rico toward the end of the third quarter of 2017.

Note 5. Tax Matters

A. Taxes on Income

During the periods presented in the condensed combined financial statements, Upjohn did not generally file separate tax returns, as Upjohn was generally included in the tax grouping of other Pfizer entities within the respective entity’s tax jurisdiction. The income tax provision included in these condensed combined financial statements has been calculated using the separate return basis, as if Upjohn filed a separate tax return.

Our effective tax rate for income was 11.7% for the first three months of 2020, compared to 12.8% for the first three months of 2019.

The lower effective tax rate for the first three months of 2020 in comparison with the same period in 2019 was primarily due to:

•	the favorable change in the jurisdictional mix of earnings as a result of operating fluctuations in the normal course of business; and

•	an increase in tax benefits associated with the resolution of certain tax positions pertaining to prior years and the expirations of certain statutes of limitations,

partially offset by

•

the non-recurrence of the tax benefit of approximately $28 million recorded in the first three months of 2019 as a result of additional guidance issued by the U.S. Department of Treasury related to the enactment of the TCJA.

Our estimated $4.3 billion repatriation liability on accumulated post-1986 foreign earnings as of December 31, 2019, for which we elected, with the filing of our 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026, is reported in Income taxes payable ($320 million) and the remaining liability is reported in Other taxes payable in our condensed combined balance sheet as of March 29, 2020. We expect to pay the second installment of $320 million in July 2020, which was originally due to be paid in April 2020 but was recently extended to July 2020 by the Internal Revenue Service (IRS) in response to the pandemic resulting from a novel disease caused by a strain of coronavirus (COVID-19). Our obligations may vary as a result of changes in our uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law in the U.S. to provide certain relief as a result of the COVID-19 pandemic. In addition, governments around the world have enacted or implemented various forms of tax relief measures in response to the economic conditions in the wake of COVID-19. As of March 29, 2020, neither the CARES Act nor changes to income tax laws or regulations in other jurisdictions had a significant impact on our effective tax rate.

B. Tax Contingencies

We are subject to income tax in many jurisdictions, and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All our tax positions are subject to audit by the local

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

taxing authorities in each tax jurisdiction. These tax audits can involve complex issues, interpretations and judgments, and the resolution of matters may span multiple years, particularly if subject to negotiation or litigation. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution.

The U.S. is one of our major tax jurisdictions, and we are regularly audited by the IRS. Tax years 2011-2015 are currently under audit. Tax years 2016-2020 are open but not under audit. All other tax years are closed.

In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Asia (2009-2020, primarily reflecting Japan, China and Singapore), Canada (2013-2020), Europe (2011-2020, primarily reflecting Ireland, the United Kingdom, France, Italy, Spain and Germany), Latin America (1998-2020, primarily reflecting Brazil) and Puerto Rico (2015-2020).

C. Tax Provision/(Benefit) on Other Comprehensive Income/(Loss)

The following table provides the components of the Tax provision/(benefit) on other comprehensive income/(loss):

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Benefit plans: actuarial gains/(losses), net	$(3)	$—
Reclassification adjustments related to amortization	1	1
Reclassification adjustments related to settlements	—	—
Other	1	(1)

	(1)	—

Benefit plans: prior service (costs)/credits and other, net	—	—
Reclassification adjustments related to amortization	(1)	—
Other	—	—

	(1)	—

Tax provision/(benefit) on other comprehensive income/(loss)	$(2)	$(1)

Note 6. Accumulated Other Comprehensive Income/(Loss)

The following table provides the changes, net of tax, in Accumulated other comprehensive loss for the first three months of 2020:

	Net Unrealized Gains/(Losses)	Benefit Plans
(millions of dollars)	Foreign Currency Translation Adjustment	Actuarial Gains/ (Losses)	Prior Service (Costs)/Credits and Other	Accumulated Other Comprehensive Income/(Loss)
Balance, December 31, 2019	$(341)	$(424)	$59	$(707)
Other comprehensive income/(loss)(a)	(39)	(64)	(4)	(107)

Balance, March 29, 2020	$(380)	$(489)	$55	$(814)

(a)	Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests, which were negligible in the first three months of 2020.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The following table provides the changes, net of tax, in Accumulated other comprehensive loss for the first three months of 2019:

	Net Unrealized Gains/(Losses)	Benefit Plans
(millions of dollars)	Foreign Currency Translation Adjustments	Actuarial Gains/ (Losses)	Prior Service (Costs)/Credits and Other	Accumulated Other Comprehensive Income/(Loss)
Balance, December 31, 2018	$(330)	$(429)	$99	$(660)
Other comprehensive income/(loss)(a)	46	(1)	(5)	41

Balance, March 31, 2019	$(283)	$(430)	$94	$(620)

(a)	Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests of $0.6 million loss for the first three months of 2019.

Note 7. Financial Instruments

The condensed combined balance sheets include the financial assets and liabilities that are directly attributable to Upjohn—see Note 1B.

Financial Assets and Liabilities

As of March 29, 2020 and December 31, 2019, financial assets and liabilities consist primarily of cash and cash equivalents, accounts receivable and accounts payable.

The recorded amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

Note 8. Inventories

The condensed combined balance sheets include all of the inventory directly attributable to Upjohn.

The following table provides the components of Inventories:

(millions of dollars)	March 29, 2020	December 31, 2019
Finished goods	$360	$441
Work-in-process	652	593
Raw materials and supplies	98	121

Inventories	$1,111	$1,155

Noncurrent inventories not included above(a)	$78	$76

(a)	Included in Other noncurrent assets—see Note 10B. There are no recoverability issues associated with these amounts.

Note 9. Identifiable Intangible Assets and Goodwill

The condensed combined balance sheets include all of the goodwill and identifiable intangible assets directly attributable to Upjohn. The condensed combined statements of income include all of the amortization expense associated with finite-lived identifiable intangible assets.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

A. Identifiable Intangible Assets

Balance Sheet Information

The following table provides the components of Identifiable intangible assets:

	March 29, 2020			December 31, 2019
(millions of dollars)	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, less Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, less Accumulated Amortization
Finite-lived intangible assets
Developed technology rights	$16,248	$(16,016)	$231	$16,282	$(16,014)	$268
Licensing agreements and other	84	(79)	5	79	(79)	—
Trademarks	6	(3)	3	6	(3)	3

Total finite-lived intangible assets	16,338	(16,099)	239	16,367	(16,096)	270
Indefinite-lived intangible assets-Brands	1,164	—	1,164	1,164	—	1,164

Identifiable intangible assets(a)	$17,502	$(16,099)	$1,403	$17,530	$(16,096)	$1,434

(a)

The decrease in Identifiable intangible assets, less accumulated amortization from December 31, 2019 is primarily due to amortization as well as the impact of foreign exchange, partially offset by the addition of a new licensing agreement with a useful life of ten years as a result of the acquisition of Shanghai Minghui Pharmaceutical Co., Ltd. (see Note 1A).

Amortization

Total amortization expense for finite-lived intangible assets was $36 million in the first three months of 2020 and $39 million in the first three months of 2019.

B. Goodwill

The following table provides the components of and changes in the carrying amount of Goodwill:

(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Balance, December 31, 2019	$5,883	$1,944	$883	$8,709
Other(a)	(23)	—	9	(15)

Balance, March 29, 2020	$5,859	$1,944	$892	$8,695

(a)	Reflects the impact of foreign exchange.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 10. Other Current and Noncurrent Assets

A. Other Current Assets

The following table provides the components of Other current assets:

(millions of dollars)	March 29, 2020	December 31, 2019
VAT receivables	$131	$148
Prepaid expenses	78	53
Other accounts receivable	53	49
Related party receivable(a)	9	4
Other	7	8

Other current assets	$278	$261

(a)	See Note 15.

B. Other Noncurrent Assets

The following table provides the components of Other noncurrent assets:

(millions of dollars)	March 29, 2020	December 31, 2019
Pension plan assets, net	$164	$165
Noncurrent inventory(a)	78	76
Spare parts inventory	57	55
Deferred charges	31	32
Right of use assets for operating leases	24	24
Deposits and advances	20	20
VAT receivables	17	10
Other	15	18

Other noncurrent assets	$407	$399

(a)	See Note 8.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 11. Other Current and Noncurrent Liabilities

A. Other Current Liabilities

The following table provides the components of Other current liabilities:

(millions of dollars)	March 29, 2020	December 31, 2019
Rebate accruals(a)	$609	$737
Legal contingencies(b)	425	431
Accrued sales returns	191	200
VAT payable	98	82
Restructuring accruals(c)	95	153
U.S. Healthcare fee accruals	64	48
Co-marketing expense accruals	56	73
Property and other tax accruals	49	16
Inventory related accruals	47	57
Service accruals	43	53
Profit share liabilities	32	28
Utility accruals	25	25
Trade discount accruals	23	21
Research and development accruals	17	14
Deferred revenue	11	7
Advertising and promotional accruals	9	13
Royalty accruals	9	13
Operating lease liabilities	8	8
Asset retirement obligations	3	3
Chargeback accruals	1	3
Other	150	139

Other current liabilities	$1,966	$2,125

(a)	The decrease in rebate accruals reflects the loss of exclusivity of Lyrica in the United States, with multi-source generic competition beginning in July 2019.
(b)	See Note 13A.
(c)	See Note 3.

B. Other Noncurrent Liabilities

The following table provides the components of Other noncurrent liabilities:

(millions of dollars)	March 29, 2020	December 31, 2019
Accrued sales returns	$216	$217
Legal contingencies(a)	64	72
Restructuring accruals(b)	49	49
Asset retirement obligations	47	47
Operating lease liabilities	17	17
Insurance reserves	5	7
Related party payable(c)	1	1
Other	21	16

Other noncurrent liabilities	$420	$426

(a)	See Note 13A.
(b)	See Note 3.
(c)	See Note 15.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 12. Benefit Plans

The condensed combined statements of income include benefit plan expenses attributable to Upjohn, including expenses associated with defined benefit and defined contribution plans, as well as other postretirement plans, consisting primarily of retiree medical benefits. The expenses include allocations of direct expenses as well as expenses that have been deemed attributable to the Upjohn operations.

The condensed combined statements of income include the net periodic pension and postretirement costs associated with plans sponsored by Upjohn (service cost component is for the Upjohn participants only). Net periodic pension and postretirement costs other than service costs are recognized, as required, in Other (income)/deductions—net. Net periodic pension and postretirement service costs for the Upjohn participants only are recognized, as required, in Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate.

The condensed combined balance sheets include the pension and postretirement benefit plan assets and liabilities of only those plans or arrangements sponsored by Upjohn. Pension benefit obligations, net at March 29, 2020 include an actuarial loss of $85 million in the three months ended March 29, 2020, resulting from a remeasurement of the Upjohn sponsored pension plan in Puerto Rico, which is recorded in Other comprehensive income/(loss), before tax. There was no change in the plan’s expected rate of return on assets for full year 2020 as a result of the remeasurement. As of March 29, 2020, Upjohn is the sponsor of pension plans, primarily in Puerto Rico, Japan, Taiwan, United Arab Emirates, Italy, South Korea, Mexico, the Philippines, Greece, Thailand, China, Germany, France and Kuwait, among other countries. In 2020, there are newly formed pension plans in Mexico for participants who previously participated in plans sponsored by Pfizer. The newly formed pension plans are partially funded and have aggregate net pension liabilities of approximately $1.8 million included in Pension benefit obligations, net ($1.7 million) and Accrued compensation and related items ($0.2 million) in the condensed combined balance sheet at March 29, 2020. Upjohn is the sponsor of one postretirement plan in Puerto Rico. Included in certain of the Upjohn sponsored plans are both Upjohn and non-Upjohn Pfizer participants. The condensed combined balance sheets at March 29, 2020 and December 31, 2019 reflect the pension plan assets and pension and postretirement plan obligations associated with the non-Upjohn Pfizer active plan participants and inactive members as follows:

•

The pension benefit obligations associated with non-Upjohn Pfizer active plan participants included in the condensed combined balance sheets are approximately $654 million at March 29, 2020 and $667 million at December 31, 2019. The pension benefit obligations associated with inactive members in the Japan pension plan included in the condensed combined balance sheets are approximately $483 million at March 29, 2020 and $489 million at December 31, 2019. The pension benefit obligations associated with inactive members in the Puerto Rico pension plan included in the condensed combined balance sheets are approximately $689 million at March 29, 2020 and $654 million at December 31, 2019.

•

The pension benefit plan assets associated with non-Upjohn Pfizer active plan participants included in the condensed combined balance sheets are approximately $681 million at March 29, 2020 and $701 million at December 31, 2019. The pension benefit plan assets associated with inactive members in the Japan pension plan included in the condensed combined balance sheets are approximately $554 million at March 29, 2020 and $560 million at December 31, 2019. The pension benefit plan assets associated with inactive members in the Puerto Rico pension plan included in the condensed combined balance sheets are approximately $448 million at March 29, 2020 and $468 million at December 31, 2019.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

•

The postretirement benefit obligations associated with non-Upjohn Pfizer active plan participants included in the condensed combined balance sheets are approximately $12 million at March 29, 2020 and $11 million at December 31, 2019. The postretirement benefit obligations associated with inactive members included in the condensed combined balance sheets are approximately $154 million at March 29, 2020 and $156 million at December 31, 2019.

Many of our employees participate in benefit plans sponsored by Pfizer. The condensed combined statements of income include the service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations. The condensed combined balance sheets do not include benefit plan assets and liabilities associated with Upjohn employees participating in plans that are not sponsored by Upjohn. Service costs are recognized, as required, in Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate. The projected benefit obligation associated with direct Upjohn employees participating in plans sponsored by Pfizer that is not included in the condensed combined balance sheets but may be required by law in certain jurisdictions to transfer upon a separation of Upjohn from Pfizer was approximately $112 million at March 29, 2020. There are approximately $67 million of assets associated with these obligations at March 29, 2020.

A. Pension and Postretirement Plans

Pension expense/(income) associated with the U.S. and international locations is included in the condensed combined statements of income as follows:

•

For the three months ended March 29, 2020—approximately $13 million expense, reflecting approximately $11 million of net periodic pension expense (service cost component is for the Upjohn participants only) associated with plans sponsored by Upjohn and approximately $2 million of service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations. Included in net periodic pension expense for the first three months of 2020 is a settlement charge of approximately $14 million related to lump sum payouts to certain terminated plan participants in the Upjohn sponsored pension plan in Puerto Rico (see Note 4).

•

For the three months ended March 31, 2019—approximately $0.2 million expense, reflecting approximately $2.6 million of net periodic pension income (service cost component is for the Upjohn participants only) associated with plans sponsored by Upjohn and approximately $2.8 million of service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations.

Postretirement expense/(income) associated with the U.S. and international locations is included in the condensed combined statements of income as follows:

•

For the three months ended March 29, 2020—approximately $1.6 million of net periodic postretirement income (service cost component is for the Upjohn participants only) primarily associated with the postretirement plan sponsored by Upjohn.

•

For the three months ended March 31, 2019—approximately $1.9 million of net periodic postretirement income (service cost component is for the Upjohn participants only) primarily associated with the postretirement plan sponsored by Upjohn.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Net Periodic Benefit Costs/(Credits)––Upjohn Sponsored Plans

The following table provides the components of net periodic benefit cost/(credit) for the Upjohn sponsored pension and postretirement plans:

	Three Months Ended
	Pension Plans		Postretirement Plan
(millions of dollars)	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
Service cost	$3	$2	$1	$—
Interest cost	9	10	2	3
Expected return on plan assets	(18)	(17)	—	—
Amortization of:
Actuarial losses	4	3	—	—
Prior service credits	(1)	(1)	(4)	(5)
Settlements	14	—	—	—

Net periodic benefit cost/(credit) reported in Income	$11	$(3)	$(2)	$(2)

The following table provides the amounts contributed, and the amounts expected to be contributed during 2020, to the Upjohn sponsored pension and postretirement plans from general assets for the periods indicated:

(millions of dollars)	Pension Plans	Postretirement Plan
Contributions from our general assets for the three months ended March 29, 2020	$10	$4
Expected contributions from our general assets during 2020(a)	54	18

(a)

Contributions expected to be made for 2020 are inclusive of amounts contributed during the three months ended March 29, 2020. The contributions from general assets include direct employer benefit payments.

Note 13. Commitments and Contingencies

Upjohn is subject to numerous contingencies arising in the ordinary course of business, including but not limited to those discussed below. For a discussion of our tax contingencies, see Note 5B.

A. Legal Proceedings

Our non-tax contingencies can include, but are not limited to, the following:

•

Patent litigation, which typically involves challenges to the coverage and/or validity of patents on various products, processes or dosage forms. We are the plaintiff in many but not all of these actions. An adverse outcome in actions in which we are the plaintiff could result in loss of patent protection for a drug, a significant loss of revenues from that drug or impairment of the value of associated assets, and in some cases, liability where we are defendants for allegedly causing delay of generic entry.

•

Product liability and other product-related litigation, which can include personal injury, consumer, off-label promotion, antitrust and breach of contract claims, among others, often involves highly complex issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters.

•	Commercial and other matters, which can include product-pricing claims, environmental claims and proceedings and employee litigation, can involve complexities that will vary from matter to matter.

•	Government investigations, which can involve regulation by national, state and local government agencies in the U.S. and in other countries.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, which could be substantial, and/or criminal charges.

We believe that our claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations in the period in which the amounts are accrued and/or our cash flows in the period in which the amounts are paid.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of our contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions.

The principal pending matters to which we are a party are discussed below. In determining whether a pending matter is a principal matter, we consider both quantitative and qualitative factors in order to assess materiality, such as, among other things, the amount of damages and the nature of any other relief sought in the proceeding, if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be, or is, a class action and, if not certified, our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; whether related actions have been transferred to a multi-district litigation; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader’s judgment about our financial statements in light of all of the information that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters in which we are the plaintiff, we consider, among other things, the financial significance of the product protected by the patent. As a result of considering qualitative factors in our determination of principal matters, there are some matters discussed below with respect to which management believes that the likelihood of possible loss in excess of amounts accrued is remote.

A1. Legal Proceedings––Patent Litigation

Like other pharmaceutical companies, we are involved in numerous suits relating to our patents, including but not limited to those discussed below. Most of the suits involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic drug manufacturer. Also, counterclaims, as well as various independent actions, have been filed alleging that our assertions of, or attempts to enforce, patent rights with respect to certain products constitute unfair competition and/or violations of antitrust laws. Patent rights to certain of our products are being challenged in various jurisdictions throughout the world. We are also party to patent damages suits in various jurisdictions pursuant to which generic drug manufacturers, payers, governments or other parties are seeking damages from us for allegedly causing delay of generic entry. We also may be involved in other proceedings, such as inter partes review, post-grant review, re-examination or opposition proceedings, before the U.S. Patent and Trademark Office, the European Patent Office, or other foreign counterparts relating to our intellectual property or the intellectual property rights of others. Also, if one of our patents is found to be invalid by such proceedings, generic or competitive products could be introduced into the market resulting in the erosion of sales of our

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

existing products. We are also subject to patent litigation pursuant to which one or more third parties seeks damages and/or injunctive relief to compensate for alleged infringement of its patents by our commercial or other activities. If one of our marketed products is found to infringe valid patent rights of a third party, such third party may be awarded significant damages, or we may be prevented from further sales of that product. Such damages may be enhanced as much as three-fold in the event that we or one of our subsidiaries is found to have willfully infringed valid patent rights of a third party.

Lyrica

•	Canada

In June 2014, Pharmascience Inc. commenced an action against Pfizer Canada Inc., Warner-Lambert Company and Warner-Lambert Company LLC (the Pfizer Canada Defendants) seeking damages in connection with an earlier unsuccessful patent litigation brought by the Pfizer Canada Defendants involving pregabalin. The case is in the discovery phase and a trial date has been set for the first quarter of 2021.

•	Japan

Sawai Pharmaceutical Company Limited (a Japanese generic company) (Sawai) filed an invalidation action against the Lyrica pain use patent in the Japanese Patent Office (JPO) in January 2017. Nissin Pharmaceutical Company Limited (Nissin) and Sandoz intervened and their arguments were considered with those of Sawai. Hexal AG has filed a separate invalidation action that has been stayed pending the result of the Sawai/Nissin case. Nippon Chemiphar and Teva have also subsequently been allowed to intervene in the case. In February 2019, the JPO issued an interim decision indicating the granted claims were potentially invalid. In July 2019, we submitted proposed claim amendments to the JPO to overcome the issues raised by the interim decision, as well as additional arguments supporting the validity of the patent. In November 2019, we received the third-party challengers’ rebuttal briefs and on February 13, 2020 we submitted our final reply brief to the JPO.

•	United Kingdom

In June 2014, Mylan N.V. (Mylan) filed an invalidity action against the Lyrica pain use patent in the High Court. In September 2014, Actavis UK Ltd (Actavis) also filed an invalidity action in the same court. In December 2014, we filed in the High Court an infringement action against Actavis requesting preliminary relief. Our request for preliminary relief was denied in a January 2015 hearing and the denial subsequently was confirmed on appeal.

In February 2015, the National Health Service (NHS) England was ordered by the High Court, as an intermediary, to issue guidance for prescribers and pharmacists directing the prescription and dispensing of Lyrica by brand when pregabalin was prescribed for the treatment of neuropathic pain. NHS Wales and NHS Northern Ireland also issued prescribing guidance. The guidance to prescribe and dispense Lyrica for neuropathic pain was withdrawn upon patent expiration in July 2017. The Mylan and Actavis invalidity actions were heard in the High Court at the same time as the Actavis infringement action. In September 2015, the High Court ruled that (i) Actavis had not infringed the pregabalin pain patent; (ii) certain patent claims directed generally to pain and neuropathic pain were not valid; and (iii) other patent claims for other types of neuropathic pain were valid. All parties appealed.

In October 2016, the Court of Appeal dismissed all appeals and affirmed the High Court’s decision. In March 2017, the Supreme Court of the United Kingdom granted Pfizer leave to appeal the Court of Appeal’s decision, and subsequently granted the generic companies leave to appeal as well. In November 2018, the Supreme Court issued its decision finding all claims relevant to the neuropathic pain indications were invalid.

We also filed infringement actions against Teva Pharmaceuticals Industries Ltd. (Teva) and Dr. Reddy’s Laboratories Ltd. (Dr. Reddy’s) in February 2015, seeking the same relief as in the action against Actavis. Dr. Reddy’s filed invalidity counterclaims. These actions were stayed pending the outcome of the Actavis and Mylan cases.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

In October 2015, after Sandoz launched a full label generic pregabalin product, we obtained from the High Court a preliminary injunction enjoining Sandoz from further sales of the product and ordering them to provide the identity of the parties holding the Sandoz product. After Sandoz advised that the parties were wholesaler AAH Pharmaceuticals Ltd and pharmacy chain Lloyds Pharmacy (supplied by AAH), we noticed these parties, requesting the cessation of further sales and the withdrawal of the Sandoz generic pregabalin product. In October 2015, after Lloyds was added to the Sandoz action as a respondent, we obtained a preliminary order from the High Court pursuant to which Lloyds was required to advise its pharmacists that the Sandoz generic pregabalin product should not be dispensed. In November 2015, the High Court confirmed the preliminary injunction against Sandoz and Lloyds. Upon agreement of the parties, in December 2015, the proceedings against Lloyds were terminated, and the proceedings against Sandoz were stayed pending outcome in the Actavis and Mylan cases. In December 2016, Sandoz sought to withdraw the preliminary injunction, however, in December 2016, the London High Court denied Sandoz’s request and the preliminary injunction remained in place until patent expiration in July 2017.

A2. Legal Proceedings—Product Litigation

Like other pharmaceutical companies, we are defendants in numerous cases, including but not limited to those discussed below, related to our products. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss.

Effexor

Beginning in May 2011, actions, including purported class actions, were filed in various federal courts against Wyeth (a subsidiary of Pfizer) and, in certain of the actions, affiliates of Wyeth and certain other defendants relating to Effexor XR, which is the extended-release formulation of Effexor. The plaintiffs in each of the class actions seek to represent a class consisting of all persons in the U.S. and its territories who directly purchased, indirectly purchased or reimbursed patients for the purchase of Effexor XR or generic Effexor XR from any of the defendants from June 14, 2008 until the time the defendants’ allegedly unlawful conduct ceased. The plaintiffs in all of the actions allege delay in the launch of generic Effexor XR in the U.S. and its territories, in violation of federal antitrust laws and, in certain of the actions, the antitrust, consumer protection and various other laws of certain states, as the result of Wyeth fraudulently obtaining and improperly listing certain patents for Effexor XR in the Orange Book, enforcing certain patents for Effexor XR and entering into a litigation settlement agreement with a generic drug manufacturer with respect to Effexor XR. Each of the plaintiffs seeks treble damages (for itself in the individual actions or on behalf of the putative class in the purported class actions) for alleged price overcharges for Effexor XR or generic Effexor XR in the U.S. and its territories since June 14, 2008. All of these actions have been consolidated in the U.S. District Court for the District of New Jersey.

In October 2014, the District Court dismissed the direct purchaser plaintiffs’ claims based on the litigation settlement agreement, but declined to dismiss the other direct purchaser plaintiff claims. In January 2015, the District Court entered partial final judgments as to all settlement agreement claims, including those asserted by direct purchasers and end-payer plaintiffs, which plaintiffs appealed to the U.S. Court of Appeals for the Third Circuit. In August 2017, the U.S. Court of Appeals for the Third Circuit reversed the District Court’s decisions and remanded the claims to the District Court.

Lipitor

•	Antitrust Actions

Beginning in November 2011, purported class actions relating to Lipitor were filed in various federal courts against, among others, Pfizer, certain affiliates of Pfizer, and, in most of the actions, Ranbaxy, Inc. (Ranbaxy) and certain affiliates of Ranbaxy. The plaintiffs in these various actions seek to represent nationwide, multi-state or statewide classes consisting of persons or entities who directly purchased, indirectly purchased or reimbursed patients for the purchase of Lipitor (or, in certain of the actions, generic Lipitor) from any of the defendants from

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

March 2010 until the cessation of the defendants’ allegedly unlawful conduct (the Class Period). The plaintiffs allege delay in the launch of generic Lipitor, in violation of federal antitrust laws and/or state antitrust, consumer protection and various other laws, resulting from (i) the 2008 agreement pursuant to which Pfizer and Ranbaxy settled certain patent litigation involving Lipitor, and Pfizer granted Ranbaxy a license to sell a generic version of Lipitor in various markets beginning on varying dates, and (ii) in certain of the actions, the procurement and/or enforcement of certain patents for Lipitor. Each of the actions seeks, among other things, treble damages on behalf of the putative class for alleged price overcharges for Lipitor (or, in certain of the actions, generic Lipitor) during the Class Period. In addition, individual actions have been filed against Pfizer, Ranbaxy and certain of their affiliates, among others, that assert claims and seek relief for the plaintiffs that are substantially similar to the claims asserted and the relief sought in the purported class actions described above. These various actions have been consolidated for pre-trial proceedings in a Multi-District Litigation (In re Lipitor Antitrust Litigation MDL-2332) in the U.S. District Court for the District of New Jersey.

In September 2013 and 2014, the District Court dismissed with prejudice the claims by direct purchasers. In October and November 2014, the District Court dismissed with prejudice the claims of all other Multi-District Litigation plaintiffs. All plaintiffs have appealed the District Court’s orders dismissing their claims with prejudice to the U.S. Court of Appeals for the Third Circuit. In addition, the direct purchaser class plaintiffs appealed the order denying their motion to amend the judgment and for leave to amend their complaint to the U.S. Court of Appeals for the Third Circuit. In August 2017, the U.S. Court of Appeals for the Third Circuit reversed the District Court’s decisions and remanded the claims to the District Court.

Also, in January 2013, the State of West Virginia filed an action in West Virginia state court against Pfizer and Ranbaxy, among others, that asserts claims and seeks relief on behalf of the State of West Virginia and residents of that state that are substantially similar to the claims asserted and the relief sought in the purported class actions described above.

•	Personal Injury Actions

A number of individual and multi-plaintiff lawsuits have been filed against us in various federal and state courts alleging that the plaintiffs developed type 2 diabetes purportedly as a result of the ingestion of Lipitor. Plaintiffs seek compensatory and punitive damages.

In February 2014, the federal actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Lipitor (Atorvastatin Calcium) Marketing, Sales Practices and Products Liability Litigation (No. II) MDL-2502) in the U.S. District Court for the District of South Carolina. Since 2016, certain cases in the Multi-District Litigation were remanded to certain state courts. In January 2017, the District Court granted our motion for summary judgment, dismissing substantially all of the remaining cases pending in the Multi-District Litigation. In January 2017, the plaintiffs appealed the District Court’s decision to the U.S. Court of Appeals for the Fourth Circuit. In June 2018, the U.S. Court of Appeals for the Fourth Circuit affirmed the District Court’s decision.

Viagra

Since April 2016, a Multi-District Litigation has been pending in the U.S. District Court for the Northern District of California (In Re: Viagra (Sildenafil Citrate) Products Liability Litigation, MDL-2691), in which plaintiffs allege that they developed melanoma and/or the exacerbation of melanoma purportedly as a result of the ingestion of Viagra. Additional cases filed against Eli Lilly and Company (Lilly) with respect to Cialis have also been consolidated in the Multi-District Litigation (In re: Viagra (Sildenafil Citrate) and Cialis (Tadalafil) Products Liability Litigation, MDL-2691). In January 2020, the District Court granted our and Lilly’s motion to exclude all of plaintiffs’ general causation opinions. As a result, in April 2020, the District Court entered summary judgment in favor of defendants and dismissed all of plaintiffs’ claims.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

A3. Legal Proceedings—Commercial and Other Matters

Contracts with Iraqi Ministry of Health

In October 2017, a number of United States service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia against a number of pharmaceutical and medical devices companies, including Pfizer and certain of its subsidiaries, alleging that the defendants violated the United States Anti-Terrorism Act. The complaint alleges that the defendants provided funding for terrorist organizations through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health, and seeks monetary relief. In July 2018, the U.S. Department of Justice requested documents related to this matter, which have been provided.

A4. Legal Proceedings—Government Investigations

Like other pharmaceutical companies, we are subject to extensive regulation by government agencies in the U.S., other developed markets and multiple emerging markets in which we operate. Criminal charges, substantial fines and/or civil penalties, limitations on our ability to conduct business in applicable jurisdictions, corporate integrity or deferred prosecution agreements, as well as reputational harm and increased public interest in the matter could result from government investigations. In addition, in a qui tam lawsuit in which the government declines to intervene, the relator may still pursue a suit for the recovery of civil damages and penalties on behalf of the government. Among the investigations by government agencies are the matters discussed below.

Phenytoin Sodium Capsules

In 2012, Pfizer sold the U.K. Marketing Authorisation for phenytoin sodium capsules to a third party, but retained the right to supply the finished product to that third party. In May 2013, the U.K. Competition & Markets Authority (CMA) informed us that it had launched an investigation into the supply of phenytoin sodium capsules in the U.K. market. In August 2015, the CMA issued a Statement of Objections alleging that Pfizer and Pfizer Limited, a U.K. subsidiary, engaged in conduct that violates U.K. and EU antitrust laws. In December 2016, the CMA imposed a £84.2 million fine on Pfizer and Pfizer Limited. Pfizer appealed the CMA decision to The Competition Appeal Tribunal (the Tribunal) in February 2017. On June 7, 2018, the Tribunal overturned the CMA decision as well as the associated fine. The CMA appealed the judgment to the Court of Appeal. In March 2020, the Court of Appeal affirmed the Tribunal’s decision.

Greenstone Investigations

•	U.S. Department of Justice Antitrust Division Investigation

Since July 2017, the U.S. Department of Justice’s Antitrust Division has been investigating our Greenstone generics business. We believe this is related to an ongoing broader antitrust investigation of the generic pharmaceutical industry. The government has been obtaining information from Greenstone.

•	State Attorneys General Generics Antitrust Litigation

In April 2018, Greenstone received requests for information from the Antitrust Department of the Connecticut Office of the Attorney General. In May 2019, Attorneys General of more than 40 states plus the District of Columbia and Puerto Rico filed a complaint against a number of pharmaceutical companies, including Greenstone and Pfizer. The matter has been consolidated with a Multi-District Litigation (In re: Generic Pharmaceuticals Pricing Antitrust Litigation MDL No. 2724) in the Eastern District of Pennsylvania. As to Greenstone and Pfizer, the complaint alleges anticompetitive conduct in violation of federal and state antitrust laws and state consumer protection laws. In June 2020, the State Attorneys General filed a new complaint against a large number of companies, including Greenstone and Pfizer, making similar allegations, but concerning a new set of drugs. This complaint will be transferred to the Multi-District Litigation.

Contracts with Iraqi Ministry of Health

For information regarding U.S. government investigations related to contracts with the Iraqi Ministry of Health, see Note 13A3.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

B. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to or following the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we may be required to reimburse the loss. These indemnifications are generally subject to various restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of March 29, 2020, recorded amounts for the estimated fair value of these indemnifications are not significant.

Note 14. Segment, Geographic and Revenue Information

A. Segment Information

We manage our commercial operations through three distinct business segments: Developed Markets; Greater China; and Emerging Markets. The operating segments are each led by a single manager. Each operating segment has responsibility for its commercial activities.

We regularly review our segments and the approach used by management to evaluate performance and allocate resources.

Operating Segments

•	Developed Markets consists of the U.S., Canada, Europe (including Eastern Europe), Russia and other former Soviet Union countries, Turkey, Israel, Japan, South Korea, Australia, and New Zealand.

•	Greater China consists of China, Hong Kong, Macau and Taiwan.

•	Emerging Markets consists of Asia (excluding Greater China, Japan and South Korea), Latin America, Africa, and the Middle East.

Our chief operating decision maker uses the revenues and earnings of the three operating segments, among other factors, for performance evaluation and resource allocation.

Other Costs and Business Activities

Certain costs are not allocated to our operating segment results, such as costs, if any, associated with the following:

•	RDM costs managed by the Upjohn R&D organization as well as costs managed by Pfizer’s R&D organization, primarily for safety and regulatory related activities.

•

Corporate and other unallocated costs associated with platform functions (such as worldwide technology, global real estate operations, legal, finance, human resources, worldwide public affairs, compliance, and worldwide procurement), patient advocacy activities and certain compensation and other corporate costs (such as interest income and expense, and gains and losses on investments, as well as overhead expenses associated with our manufacturing, which include manufacturing variances associated with production) and commercial operations that are not directly assessed to an operating segment (such as all strategy, business development, portfolio management and valuation capabilities, which previously had been reported in various parts of the organization) as business unit (segment) management does not manage these costs.

•

Certain transactions and events such as (i) purchase accounting adjustments, where we incur expenses associated with the amortization of fair value adjustments to inventory, intangible assets and property, plant and equipment; (ii) acquisition-related costs, where we incur costs for executing the transaction, integrating the acquired operations and restructuring the combined company; and (iii) certain

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

significant items, which are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges) that are evaluated on an individual basis by management and that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis. Such items can include, but are not limited to, non-acquisition-related restructuring costs, as well as costs incurred for legal settlements, asset impairments and disposals of assets or businesses, including, as applicable, any associated transition activities.

Segment Assets

We manage our assets on a total company basis, not by operating segment. Therefore, our chief operating decision maker does not regularly review any asset information by operating segment and, accordingly, we do not report asset information by operating segment. Total assets were approximately $16.2 billion as of March 29, 2020 and $16.4 billion as of December 31, 2019.

Selected Income Statement Information

The following table provides selected income statement information by reportable segment:

	Revenues		Earnings(a)
	Three Months Ended		Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
Reportable Segments:
Developed Markets	$1,127	$2,006	$694	$1,519
Greater China	481	811	383	662
Emerging Markets	253	253	164	172

Total reportable segments	1,861	3,071	1,241	2,353
Other business activities(b)	—	—	(53)	(55)
Reconciling Items:	—	—
Corporate and other unallocated(c)	—	—	(246)	(264)
Purchase accounting adjustments(c)	—	—	(36)	(38)
Certain significant items(c), (d)	—	—	(21)	(6)

	$1,861	$3,071	$885	$1,991

(a)	Income before provision for taxes on income.
(b)

Other business activities include the (i) allocation of costs managed by the Upjohn R&D organization, primarily for existing brand innovation; and (ii) allocation of costs managed by Pfizer’s R&D organization, primarily for safety and regulatory related activities.

(c)	For a description, see the “Other Costs and Business Activities” section above.
(d)

Certain significant items are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges) that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis.

For Earnings in the first three months of 2020, certain significant items include: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $19 million (of which $18 million is direct)–see Note 3; and (ii) other charges of $2 million, which primarily includes unrealized losses on investments allocated from Pfizer of $1 million and net charges for certain legal matters of $1 million–see Note 4.

For Earnings in the first three months of 2019, certain significant items include: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $15 million (of which $6 million is direct)–see Note 3; and (ii) other income of $9 million, which primarily includes in Other (income)/deductions–net income of $6 million for a reversal of a legal accrual where a loss was no longer deemed probable net of charges for certain legal matters; net gains on investments allocated from Pfizer of $7 million; and costs associated with certain initiatives in international jurisdictions of $4 million–see Note 4.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The operating segment information does not purport to represent the revenues, costs and income before provision for taxes on income that each of our operating segments would have recorded had each segment operated as a standalone company during the periods presented.

B. Other Revenue Information

Revenues by Major Product and by Segment

The following table provides significant revenues by major product:

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Lipitor	$406	$624
Lyrica	345	1,174
Norvasc	194	302
Celebrex	155	176
Viagra	128	153
Effexor	78	77
Zoloft	78	69
Xalatan/Xalacom	61	62
Xanax	46	37
Revatio	18	44
Greenstone(a)	133	125
Other	219	228

Total revenues	$1,861	$3,071

(a)

Includes revenues of approximately $52 million in the first three months of 2020 and $44 million in the first three months of 2019 associated with the sale of generic medicines under a three-year license agreement entered into with Allergan in March 2016. In October 2018, the agreement was extended through December 2021. Under the agreement, on a quarterly basis, we make a profit-sharing payment to Allergan.

The following table provides significant revenues by major product by segment:

	Three Months Ended March 29, 2020
(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Lipitor	$117	$226	$63	$406
Lyrica	299	16	30	345
Norvasc	64	103	26	194
Celebrex	93	39	23	155
Viagra	64	47	17	128
Effexor	62	8	8	78
Zoloft	41	21	17	78
Xalatan/Xalacom	49	2	11	61
Xanax	35	1	10	46
Revatio	15	2	2	18
Greenstone	133	—	—	133
Other	156	16	48	219

Total revenues	$1,127	$481	$253	$1,861

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The following table provides significant revenues by major product by segment:

	Three Months Ended March 31, 2019
(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Lipitor	$123	$438	$62	$624
Lyrica	1,127	16	31	1,174
Norvasc	77	200	25	302
Celebrex	96	47	33	176
Viagra	83	54	16	153
Effexor	58	12	8	77
Zoloft	36	20	13	69
Xalatan/Xalacom	50	2	10	62
Xanax	25	1	11	37
Revatio	41	2	1	44
Greenstone	125	—	—	125
Other	164	19	44	228

Total revenues	$2,006	$811	$253	$3,071

Note 15. Related Party Transactions

These condensed combined financial statements include related party transactions, such as sales to Pfizer, the costs of goods manufactured in manufacturing plants that were shared with other Pfizer business units and other operating activities between Pfizer and Upjohn.

Substantially all balances from transactions among Upjohn and Pfizer that are expected to be cash-settled, if any, are included, depending on the nature of the balance, in Other current assets, Other noncurrent assets, Other current liabilities and Other noncurrent liabilities on the condensed combined balance sheets. At March 29, 2020 and December 31, 2019, included in Other current assets are related party receivables from Pfizer of $9 million and $4 million, respectively, related to an employee secondment agreement and related intercompany lease agreement at our Tuas, Singapore manufacturing site described below (see Note 10A). Included in Other noncurrent liabilities at March 29, 2020 and December 31, 2019 is a related party payable to Pfizer of $1 million related to a transfer agreement for certain manufacturing assets (see Note 11B). All balances and transactions among Upjohn and Pfizer that are not cash-settled are shown as part of Business unit equity on the condensed combined balance sheets, for all periods presented, and represent the net of amounts settled without payment (to)/from Pfizer. Such amounts are reflected in the condensed combined statements of cash flows based on the cash flows made by Pfizer on behalf of Upjohn, with the offset reflected in Net financing activities with Pfizer in the financing section.

Pfizer uses a centralized approach to cash management and financing its operations. During the periods covered by these condensed combined financial statements, excess cash receipts were remitted to Pfizer on a regular basis and are reflected within Business unit equity in the condensed combined financial statements. Similarly, Upjohn cash disbursements were predominantly funded through Pfizer’s cash accounts and are reflected within Business unit equity in the condensed combined financial statements.

Historically, Pfizer has provided significant corporate, manufacturing and shared services functions and resources to us. Our condensed combined financial statements reflect an allocation of these costs (see Note 1B). Management believes that these allocations are a reasonable reflection of the services received. However, these allocations may not reflect the expenses that would have been incurred if we had operated as an independent standalone company during the periods presented.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Pfizer and Viatris (see Note 1A) will enter into certain additional agreements that will govern certain arrangements between them following the consummation of the transaction relating to, among other things, tax matters, employee matters, intellectual property matters, transition services and manufacturing and supply arrangements. Such agreements are generally expected to become effective upon the consummation of the planned combination of Upjohn and Mylan.

Intercompany Leases and Agreement with Pfizer—Effective May 27, 2019, Upjohn entered into operating leases with a subsidiary of Pfizer (lessee) to lease its manufacturing plant and equipment in Singapore to Pfizer. The leases are for five years but the lessee may terminate or extend the term upon agreement without penalty. The lease payment includes variable payments for property tax and plant insurance. The residual value of the underlying assets was calculated using the depreciation and book value included in the lease contract terms. To manage the risk of the residual assets, plant insurance is included in the lease payments.

We had the following lease income related to these operating leases with Pfizer, which is included in Other (income)/deductions—net (see Note 4):

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Buildings	$4	$—
Machinery and equipment	9	—

Total lease income from Pfizer	$12	$—

The carrying value associated with the leased assets was $304 million as of March 29, 2020 inclusive of accumulated depreciation of $370 million. The carrying value associated with the leased assets was $308 million as of December 31, 2019 inclusive of accumulated depreciation of $360 million.

The undiscounted cash flows we expect to receive from Pfizer under these operating leases are as follows:

(millions of dollars)
Period	Expected Undiscounted Cash Inflows
Next one year(a)	$45
1-2 years	45
2-3 years	45
3-4 years	45
4-5 years	11

Total lease payments	$192

(a)	Reflects lease payments due within 12 months subsequent to the March 29, 2020 balance sheet date.

Also, in connection with the property and equipment lease agreements in Singapore, Pfizer and Upjohn entered into an employee secondment agreement whereby certain Upjohn employees carry out the Pfizer manufacturing operations at the leased site, and in return Pfizer reimburses Upjohn for the costs, primarily salaries, of those employees (see above for the receivable due from Pfizer related to this agreement). The service agreement is for a term of five years but, subject to the terms of the agreement, can be terminated or extended upon agreement without penalty.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Net Transfers—Pfizer—Net transfers (to)/from Pfizer are included within Total Equity.

The components of Net transfers—Pfizer on the condensed combined statements of equity are as follows:

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Centralized cash management(a)	$(1,083)	$(1,829)
Pfizer cost allocations(b)	214	233
Cash taxes paid(c)	64	238
Defined benefit plans transferred from Pfizer(d)	(2)	—

Net transfers—Pfizer(e)	$(807)	$(1,359)

(a)

Includes net cash remitted to Pfizer under Pfizer’s centralized cash management system. The Upjohn Business participates in Pfizer’s centralized cash management system and generally all excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are predominantly funded as needed by Pfizer.

(b)	Reflects allocations of costs for certain support functions that were provided to Upjohn on a centralized basis within Pfizer (see Note 1B).
(c)	Includes taxes deemed paid by Pfizer on behalf of Upjohn, which were derived as if Upjohn filed a tax return separate from Pfizer in the various jurisdictions where it does business.
(d)	Represents newly formed Upjohn defined benefit plans for participants who previously participated in defined benefit plans sponsored by Pfizer (see Note 12).
(e)	As presented on the condensed combined statements of equity for the three months ended March 29, 2020 and March 31, 2019.

Note 16. Subsequent Events

Upjohn has evaluated subsequent events from the balance sheet date through June 12, 2020, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Introduction

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided to assist readers in understanding the results of the operations, financial condition and cash flows of the Upjohn Business. This MD&A should be read in conjunction with the Upjohn Business’s combined financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 and notes thereto and the unaudited condensed combined financial statements as of March 29, 2020 and for the three months ended March 29, 2020 and March 31, 2019 and notes thereto included elsewhere in this document. The discussion in this MD&A contains a description of the historical performance for the Upjohn Business for periods in which it operated as a business unit of Pfizer. Future results could differ materially from historical performance as a result of various factors such as those discussed in the sections entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “—Comparability of Historical Results and the Upjohn Business’s Relationship with Pfizer.”

Newco is a recently formed corporation, organized in the State of Delaware on February 14, 2019, and is currently a wholly-owned subsidiary of Pfizer with no operating assets and liabilities and no operations to date. Pursuant to the Separation and Distribution Agreement and the Business Combination Agreement, Pfizer will contribute the Upjohn Business to Newco and distribute its ownership interest in Newco to Pfizer stockholders via either a spin-off or a split-off. Pfizer intends to effect the Distribution by way of a spin-off. Newco will issue $12 billion of debt in connection with its separation from Pfizer, and, at or prior to the Distribution, Newco will make a cash payment to Pfizer equal to $12 billion as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Immediately after the Distribution, Newco and Mylan will engage in a strategic combination transaction in which Mylan shareholders will receive shares of Newco common stock. Pfizer stockholders would own 57% of the combined company and former Mylan shareholders would own 43% of the combined company on a fully diluted basis. The transactions are generally expected to be tax free to Pfizer and Pfizer stockholders. The transactions are expected to close in the fourth quarter of 2020, subject to approval by Mylan shareholders and satisfaction of other customary closing conditions, including receipt of regulatory approvals. The name of the new company to be formed by the planned combination of the Upjohn Business and Mylan will be “Viatris.” For a more complete discussion of the transactions and related agreements, see the sections entitled “The Transactions,” “Business Combination Agreement,” “Separation and Distribution Agreement” and “Additional Transaction Agreements.”

Pfizer, the Upjohn Business and Mylan are in the process of negotiating the terms on which Pfizer would transfer its Meridian Medical Technologies business (“Meridian”), the manufacturer of EpiPen® and other auto-injector products, and/or certain Pfizer assets that currently form part of a pre-existing strategic collaboration between Pfizer and Mylan for generic drugs in Japan (“Mylan-Japan collaboration”) to Viatris following the completion of the proposed combination of the Upjohn Business and Mylan. There can be no assurance that any agreement or transaction will result from these negotiations and if the parties are unsuccessful in their efforts to negotiate the terms of such potential transactions, Meridian and/or the Pfizer assets that currently form part of the Mylan-Japan collaboration will remain with Pfizer. The Upjohn Business’s results of operations, financial condition and cash flows presented in this MD&A and in the accompanying Upjohn Business’s combined financial statements and notes thereto do not include the results of operations, assets and liabilities or cash flows of Meridian and the Mylan-Japan collaboration.

The MD&A is organized as follows:

• Overview of the Upjohn Business, Performance and Operating Environment	Beginning on page 4

This section provides a general description of the Upjohn Business, its performance and operating environment. For more information regarding the Upjohn Business, see the sections entitled “Information about the Upjohn Business” and “Risk Factors.”

• Factors Affecting the Upjohn Business Performance	Beginning on page 6
This section provides information regarding certain factors that may affect the financial performance of the Upjohn Business.

• Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions	Beginning on page 15

This section discusses those accounting policies and estimates that the Upjohn Business considers important in understanding its combined financial statements. For additional discussion of the accounting policies of the Upjohn Business, see Notes to Combined Financial Statements—Note 3. Significant Accounting Policies and Notes to Unaudited Condensed Combined Financial Statements—Note 2. Significant Accounting Policies.

• Components of Revenues and Costs and Expenses	Beginning on page 21
This section provides an explanation of the components of the Upjohn Business’s combined statements of income.

• Comparability of Historical Results and the Upjohn Business’s Relationship with Pfizer	Beginning on page 22
This section provides information about the limitations of the predictive value of the combined financial statements.

• Analysis of the Combined Statements of Income	Beginning on page 24
This section consists of the following for all periods presented:

• Revenues	Beginning on page 25

This section provides an analysis of the Upjohn Business’s revenues in total, by segment and geography, and provides an overview of revenue deductions, significant product revenues and several selected products.

• Product Developments	Beginning on page 35
This section provides information about important product developments.

• Costs and Expenses	Beginning on page 36
This section provides a discussion about the drivers of the Upjohn Business’s costs and expenses.

• Provision/(Benefit) for Taxes on Income	Beginning on page 41
This section provides a discussion of items impacting the Upjohn Business’s effective tax rates.

• Non-GAAP Financial Measure (“Adjusted Income”)	Beginning on page 42
This section provides a discussion of an alternative view of performance used by management.

• Analysis of Operating Segment Information	Beginning on page 48
This section provides a discussion of the performance of each operating segment.

• Analysis of the Combined Statements of Comprehensive Income	Beginning on page 58
This section provides an analysis of the components of comprehensive income for all periods presented.

• Analysis of the Combined Balance Sheets	Beginning on page 59
This section provides a discussion of changes in certain balance sheet accounts for all balance sheets presented.

• Analysis of the Combined Statements of Cash Flows	Beginning on page 61
This section provides an analysis of the drivers of the Upjohn Business’s operating, investing and financing cash flows for all periods presented.

• Analysis of Financial Condition, Liquidity and Capital Resources	Beginning on page 64
This section provides an analysis of the Upjohn Business’s ability to meet its short-term and long-term financing needs.

• New Accounting Standards	Beginning on page 66
This section discusses accounting standards that the Upjohn Business has recently adopted, as well as those that recently have been issued, but not yet adopted.

• Contingencies	Beginning on page 67
This section discusses contingencies related to legal and tax matters.

• Financial Risk Management	Beginning on page 68
This section discusses financial risk management, specifically with respect to foreign currency risk and interest rate risk.

Certain amounts in the MD&A may not add due to rounding. All percentages have been calculated using unrounded amounts.

Overview of the Upjohn Business, Performance and Operating Environment

Financial Highlights

•

Revenues in the first three months of 2020 were $1.9 billion, a decrease of 39% compared to the same period in 2019, which reflects an operational decrease of $1.2 billion, or 39%, and the unfavorable impact of foreign exchange of $19 million, or less than 1%.

•

Revenues in 2019 were $10.2 billion, a decrease of 18% compared to $12.4 billion in 2018, which reflects an operational decrease of $1.9 billion, or 16%, and the unfavorable impact of foreign exchange of $249 million, or 2%.

•	Net income in the first three months of 2020 was $783 million, compared to $1.7 billion in the same period in 2019.

•	Net income in 2019 was $4.9 billion, compared to $6.1 billion in 2018.

•	Net cash flows from operations in the first three months of 2020 were $859 million, compared to $1.4 billion in the same period in 2019.

•	Net cash flows from operations in 2019 were $4.7 billion, compared to $5.7 billion in 2018.

The financial results of the Upjohn Business in the first three months of 2020 and the full year 2019 reflect the impact of the loss of exclusivity of Lyrica in the U.S. and various other products. See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section below for more information.

See the “—Analysis of the Combined Statements of Income—Revenues—Overview” section below for more information, including a discussion of key drivers of revenue performance.

In addition to the lower revenues, see the “—Analysis of the Combined Statements of Income—Costs and Expenses and —Provision/(Benefit) for Taxes on Income” sections below for a discussion of key drivers of earnings performance.

The Upjohn Business

The Upjohn Business is a business unit of Pfizer and a global pharmaceutical company with a portfolio of well-established primarily off-patent branded and generic medicines, headquartered in China. Its pharmaceutical products are used to treat non-communicable diseases (“NCDs”). It commercializes, manufactures and develops pharmaceutical products across a broad array of therapeutic areas, including cardiovascular, pain and neurology, psychiatry, urology and ophthalmology. The Upjohn Business’s revenues are derived from the sale of its pharmaceutical products in approximately 120 countries around the world. As a business unit of Pfizer, the Upjohn Business has a portfolio of 20 globally recognized brands including Lipitor, Lyrica, Norvasc, Celebrex and Viagra, as well as a U.S.-based generics platform, Greenstone.

The Upjohn Business and the pharmaceutical industry in general are characterized by meaningful differences in customer needs across different regions. As a result of these differences, among other things, the Upjohn Business manages its commercial operations through three geographic regions: Developed Markets, Greater China and Emerging Markets. For additional information about this operating structure, see Notes to Combined Financial Statements—Note 18A. Segment, Geographic and Revenue Information: Segment Information and Notes to Unaudited Condensed Combined Financial Statements—Note 14A. Segment, Geographic and Revenue Information: Segment Information.

The Upjohn Business directly markets its portfolio of 20 globally recognized brands, including Lipitor, Lyrica, Norvasc, Celebrex and Viagra, to physicians, patients, pharmacists, insurers, government agencies and other healthcare providers located across the world. It has approximately 7,900 sales and marketing personnel across its geographic segments. Markets where it directly promotes its products represented over 90% of its sales in 2019. It also works with commercial partners, including Pfizer, to reach markets where it does not have a direct commercial presence.

In addition to its sales and marketing teams, the Upjohn Business has a team of medical affairs professionals who work to identify unmet needs of patients and healthcare professionals, forge partnerships with experts and other key stakeholders and conduct medical education activities. The Upjohn Business’s extensive experience generating clinical and real-world evidence supports appropriate use of its products and cultivates new insight into patient needs, including through partnerships with healthcare stakeholders. The Upjohn Business’s medical affairs professionals are deployed around the world to communicate this clinical and real-world evidence through these key partnerships and other forums to educate about NCDs, increase awareness of the Upjohn Business’s medicines and improve diagnosis and treatment rates. The Upjohn Business also uses its vast real-world database to identify, develop and launch new product indications, formulations and enhancements to further meet patient needs. The Upjohn Business’s global regulatory affairs and safety organization facilitates its product launches and regulatory, compliance and safety monitoring activities.

The Upjohn Business has eight manufacturing facilities around the world producing active pharmaceutical ingredients and finished dosage forms. In 2019, the Upjohn Business manufactured about 85% of the volume of active pharmaceutical ingredients for its pharmaceutical products with the remainder of its active pharmaceutical ingredients manufactured by Pfizer or third-party partners.

The pharmaceutical industry is highly competitive and highly regulated, including within the U.S. and China markets. As a result, the Upjohn Business faces a number of industry-specific factors and challenges, which can significantly impact its results and trends. These factors include, among others: the regulatory environment and pricing and access pressures, the loss or expiration of intellectual property rights, competition and the ability to expand its product portfolio. The Upjohn Business also faces challenges as a result of the global economic environment. For additional information about these and other factors and challenges, see the “—Factors Affecting the Upjohn Business Performance” section elsewhere in this MD&A and the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections included elsewhere in this document.

The financial information included in the Upjohn Business’s combined financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 for its subsidiaries operating outside the United States is as of and for the year ended November 30 for each year presented. The Upjohn Business’s fiscal year-end for U.S. subsidiaries is as of and for the year ended December 31 for each year presented. The financial information included in the Upjohn Business’s unaudited condensed combined financial statements as of March 29, 2020 and for the three months ended March 29, 2020 and March 31, 2019 for its subsidiaries operating outside the United States is as of and for the three months ended February 23, 2020 and February 24, 2019. The financial information included in the Upjohn Business’s unaudited condensed combined financial statements for U.S. subsidiaries is as of and for the three months ended March 29, 2020 and March 31, 2019.

References to Developed Markets, Greater China and Emerging Markets in this MD&A include:

Developed Markets	U.S., Canada, Europe (including Eastern Europe), Russia and other former Soviet Union countries, Turkey, Israel, Japan, South Korea, Australia, and New Zealand

Greater China	China, Hong Kong, Macau, and Taiwan

Emerging Markets	Asia (excluding Greater China, Japan and South Korea), Latin America, Africa, and the Middle East

References to operational variances in this MD&A pertain to period-over-period growth rates that exclude the impact of foreign exchange. The operational variances are determined by multiplying or dividing, as appropriate, current year U.S. dollar results by the current year average foreign exchange rates and then multiplying or dividing, as appropriate, those amounts by the prior-year average foreign exchange rates. Although exchange rate changes are part of the Upjohn Business, they are not within its control. Exchange rate changes, however, can mask positive or negative trends in the business; therefore, the Upjohn Business believes presenting operational variances provides useful information to evaluate the results of its business.

For information about the Upjohn Business’s business development initiatives, see Notes to Combined Financial Statements—Note 1. Business Description, Note 4. Collaborative Arrangements and Note 20. Subsequent Events and Notes to Unaudited Condensed Combined Financial Statements—Note 1A. Business Description and Basis of Presentation: Business Description.

The Pending Combination of the Upjohn Business and Mylan

On July 29, 2019, Pfizer announced it had entered into the Separation and Distribution Agreement and the Business Combination Agreement, which provide for the combination of the Upjohn Business with Mylan in an all-stock Reverse Morris Trust transaction, creating a new global pharmaceutical company. The name of the new company to be formed by the planned combination of the Upjohn Business and Mylan will be “Viatris.” Under the terms of the agreements, the Upjohn Business will be spun-off or split-off to Pfizer’s stockholders. Pfizer intends to effect the Distribution by way of a spin-off. At or prior to the Distribution, Newco will make a cash payment to Pfizer equal to $12 billion as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Immediately after the Distribution, Newco will be combined with Mylan. Pfizer stockholders would own 57% of the combined company and former Mylan shareholders would own 43% of the combined company on a fully diluted basis. The transactions are generally expected to be tax free to Pfizer and Pfizer stockholders. The transactions are expected to close in the fourth quarter of 2020, subject to Mylan shareholder approval and other customary closing conditions, including receipt of regulatory approvals. For additional information about the transactions, see the “—Introduction” section above and the section entitled “The Transactions—Overview.”

Factors Affecting the Upjohn Business Performance

The Global Economic Environment

The Upjohn Business, like other businesses of its size, is exposed to the economic cycle, conditions and events, which impact its operations globally. The Upjohn Business maintains a strong financial position while operating in a complex global environment. Due to its significant operating cash flows, the Upjohn Business continues to believe that it has, and will maintain, the ability to meet its liquidity needs for the foreseeable future. As market conditions change, the Upjohn Business continues to monitor its liquidity position.

COVID-19 Pandemic. In December 2019, illnesses associated with a novel disease caused by a strain of coronavirus (“COVID-19”) were reported and the virus has since caused widespread and significant disruptions to daily life and economies across geographies. The World Health Organization has classified the outbreak as a pandemic. The Upjohn Business and its operations, financial condition and results have been impacted to varying degrees, which the Upjohn Business currently expects to primarily impact the second quarter of 2020.

The Upjohn Business is continuing to monitor the impact of the latest developments regarding the COVID-19 pandemic on its business, operations, financial condition and results, and has made certain assumptions regarding the pandemic for purposes of its operational planning and financial projections, including assumptions regarding the duration and severity of the pandemic and the global macroeconomic impact of the pandemic. Despite careful tracking and planning, however, the Upjohn Business is unable to accurately predict the extent of the impact of the pandemic on its business, operations, financial condition and results due to the uncertainty of future developments, including the speed and extent of the continued spread of the coronavirus globally, the duration of the pandemic, new information that may emerge concerning the severity and incidence of COVID-19, the safety, efficacy and availability of a vaccine and treatments for COVID-19, the global macroeconomic impact of the pandemic and governmental or regulatory actions to contain the virus or control supply of medicines. The Upjohn Business is focused on all aspects of its business and is implementing measures aimed at mitigating issues where possible, including by using digital technology to assist in operations for the Upjohn Business’s commercial, manufacturing, research, development, medical and enabling functions globally.

•

Colleagues. The Upjohn Business’s colleagues and customers have both had disruptions to the normal ways of working. Over the last several months, the Upjohn Business’s colleagues in most locations who have been able to perform their job functions outside of the Upjohn Business’s facilities have been working remotely. Such work-from-home mandates have begun to subside in certain jurisdictions; for example, in China, the first country to be impacted by the pandemic, beginning in April 2020, Upjohn Business colleagues began to return to Upjohn Business facilities, under strict new conditions to ensure and monitor health and safety. Governments in certain countries in Europe and other parts of the world and certain states within the U.S. have begun to phase out their work-from-home or shelter-in-place orders, and accordingly, detailed plans and protocols are being developed by the Upjohn Business for colleagues returning to its facilities. Certain of the Upjohn Business’s colleagues, primarily those in the Upjohn Global Supply organization, have roles whose physical presence at the Upjohn Business’s facilities is required to perform their job function. These colleagues have continued to report to work throughout the pandemic but have been and continue to be subject to strict protocols intended to reduce the risk of transmission, including social distancing, maintaining contact logs, increased cleaning and use of personal protective equipment as necessary.

•

Sales and Marketing. The Upjohn Business has experienced an impact on its sales and marketing activities due to widespread restrictions on in-person meetings with healthcare professionals and the refocused attention of the medical community on fighting COVID-19. Access to prescribers for sales force colleagues during the outset and course of the pandemic has been mixed, with those in key markets around the world unable to meet in-person with healthcare professionals.

As a result of the lower number of in-person meetings with prescribers and restrictions on patient movements due to government-mandated work-from-home or shelter-in-place policies, the rate of new prescriptions for certain products has slowed, which is currently expected to primarily impact the Upjohn Business’s second quarter of 2020 financial results. These declines are expected to be partially offset, as during the pandemic period there has been an ensuing increase in telemedicine prescription trends and mail-order deliveries, along with existing patients refilling prescriptions that extend the per-prescription treatment duration to avoid going to the pharmacies as frequently. Further, pharmacies have purchased incremental stock to ensure supply and there has been some reduction in switch rates from branded medicine prescriptions to generics.

Certain products of the Upjohn Business have been impacted during the pandemic, including reduced demand for certain hospital products and certain products in the retail channel, due to the general public’s overall avoidance of these locations. Conversely, certain other products saw a temporary increase in demand, including a moderate positive impact in the first quarter of 2020 to the Upjohn Business’s cardiovascular products in China, resulting from a supply shortage by a local generics manufacturer, and short-term higher sales in early 2020 of azithromycin, a generic anti-infective drug sold by the Upjohn Business in the U.S. only through its Greenstone platform. While it appears that physicians may have been prescribing azithromycin to treat certain patients with COVID-19 related conditions, the product is not approved for use in the treatment and prevention of COVID-19, and, therefore, the Upjohn Business does not know the benefit/risk profile for its use in this disease.

•

Manufacturing and Supply Chain. The Upjohn Business’s manufacturing and supply chain professionals have been working continuously in an effort to ensure continued patient access to the Upjohn Business’s medicines. Across the Upjohn Business’s plant network, the Upjohn Business has implemented a preparedness plan to control site operations. To date, the Upjohn Business has not seen a significant disruption in its supply chain, and all of the Upjohn Business’s manufacturing sites around the world have continued to operate at or near normal levels. So far, the Upjohn Business has been able to mitigate any distribution issues that may have arisen. The Upjohn Business is not currently experiencing product supply issues as a result of COVID-19 but continues to monitor for actions by governments that could potentially result in disruptions to cross-border supply movements, or other potential disruptions to the supply chain.

•

Financial Condition and Access to Capital Markets. Due to the Upjohn Business’s significant operating cash flows, as well as the Upjohn Business’s financial assets, the Upjohn Business believes it has, and will maintain, the ability to meet liquidity needs for the foreseeable future. In addition, Newco, the legal entity to which Pfizer will contribute the Upjohn Business pursuant to the Separation and Distribution Agreement and the Business Combination Agreement, is expected to have sufficient access to the capital markets to raise, at competitive bond interest rates, the $12 billion debt issuance, the proceeds from which will be paid to Pfizer as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Also, Newco has obtained financing commitments from certain financial institutions that would permit it to incur borrowings in the event that sufficient funding cannot be raised in the capital markets.

The Upjohn Business will continue to pursue efforts to maintain the continuity of the Upjohn Business’s operations while monitoring for new developments related to the COVID-19 pandemic, which are unpredictable. Future COVID-19 developments could result in additional favorable or unfavorable impacts on the Upjohn Business and its operations, financial condition and results. For additional information, please see the section entitled “Risk Factors” included elsewhere in this document.

Brexit. The Upjohn Business continues to monitor the development of formal changes in the relationship between the United Kingdom (the “U.K.”) and the European Union (the “EU”) caused by the U.K.’s withdrawal from the EU, which is commonly referred to as “Brexit.” Following the General Election in December 2019, the new U.K. parliament approved the negotiated withdrawal agreement and the U.K. withdrew from the EU on January 31, 2020 with status quo arrangements through a transition period scheduled to end on December 31, 2020. During this transition period, the U.K. and EU are negotiating their future trading relationship, which is due to take effect on January 1, 2021. The terms of this future relationship continue to be uncertain, which may pose certain implications to the Upjohn Business’s commercial and general business operations in the U.K. and the EU, including the supply of its products. It is expected that the U.K. will operate outside of the EU system of medicines regulation after the expiration of the transition period. Both the U.K. and the EU have issued guidance for the industry on how medicines, medical devices and clinical trials will be separately regulated in their respective territories. The Upjohn Business has substantially completed its preparations for Brexit, having made the changes necessary to meet relevant requirements in the EU and the U.K., through the transition period and afterwards, especially in the regulatory, manufacturing and supply chain areas. Details on how Brexit will be finally executed will dictate what the resulting impact on the Upjohn Business may be in the U.K. and/or the EU. The Upjohn Business generated 1% of its worldwide revenues from the U.K. in 2019 and in the first three months of 2020.

For further discussion of the financial condition of the Upjohn Business, see the “—Analysis of Financial Condition, Liquidity and Capital Resources” section of this MD&A.

Industry Trends

A number of factors affect the demand for pharmaceutical products globally, including:

•

Increasing Global Life Expectancy: The life expectancy of the global population has increased. The aging population has led to an expanded patient pool suffering with chronic diseases, which in turn has contributed to increased demand for medicines that treat these diseases.

•	Growing Urban Population and Middle Class: A growing and more affluent urban population has led to greater pharmaceutical spending. In addition, the middle class across the globe has grown, especially within emerging markets. The growth of the worldwide urban population and the middle class has resulted in a shift in disease prevalence, better access to care and an increase in ability to pay, which in turn have led to higher per capita healthcare spend.

•

Increasing Government Support: Governments around the globe are increasing healthcare spending and adopting policies to encourage the use of medical insurance. The effect of these trends is expected to be the most pronounced in China as well as certain emerging markets.

•

Payer Focus on Pricing and Reimbursement: Governments and private third-party payers manage the costs of pharmaceutical products through various means, such as leveraging their purchasing power, implementing price controls or demanding price cuts (directly or by rebate actions). In the United States, there have been a number of recent regulatory and legislative efforts to limit or reduce drug prices at both the federal and state levels. Certain governments, including the different EU member states, Canada, South Korea and some other developed markets, provide healthcare at low-to-zero direct cost to consumers at the point of care and have significant power as large single payers to regulate pharmaceutical prices or patient reimbursement levels. International reference pricing (i.e., the practice of a country linking its regulated medicine prices to those of other countries) adds to the regional impact of price cuts in individual countries. In China, the government has implemented quality consistency evaluation (“QCE”) for certain generic drugs. Generic drugs that have passed this evaluation are entitled to certain benefits, including preferential treatment with regard to medical insurance and the centralized tender process. In March 2019, China launched a pilot project for centralized volume-based procurement (“VBP”) of certain drugs covering 11 major cities, which created additional pricing and volume pressure for drugs that are subject to the program. In July 2019, China’s government announced a plan for a nationwide expansion of the volume-based procurement model, which was finalized in September 2019 and began in December 2019. Furthermore, the Chinese government has discussed moving toward efforts within the next two to three years to unify the reimbursement price between QCE-approved generic medicines and the applicable original medicines. The Chinese government has issued guidelines on a selection of post-loss of exclusivity (“LOE”) drugs as the originator reference products and published multiple lists of originator reference products for the purpose of the QCE process. The government has indicated that additional post-LOE drugs could be subjected to QCE qualification in future rounds, which could also be tied to volume-based procurement. The scope of future QCE products and timing of any program expansion is currently unknown, making it difficult to determine the impact on the Upjohn Business’s business and financial condition. The Upjohn Business is taking steps to mitigate the revenue impact of these initiatives and to monitor the market for developments but anticipates that they will continue to affect its operations in China going forward.

Industry-Specific Challenges

Regulatory Environment/Pricing and Access

The pricing of medicines by pharmaceutical manufacturers and the cost of healthcare, which includes medicines, medical services and hospital services, continues to be important to payers, governments, patients and other stakeholders. The Upjohn Business believes that medicines are among the most powerful tools for patients in curing, treating and preventing illness and disability, and that all patients should have appropriate access to the medicines their doctors prescribe. The Upjohn Business may consider a number of factors when determining a medicine’s price, including, for example, costs to develop, manufacture and distribute, its impact on patients and their disease, other available treatments, and its potential to reduce other healthcare costs such as hospital stays, and affordability. The Upjohn Business may also consider its investments to maintain the quality, safety and reliability of its medicines, and consults physicians, payers and patient groups, as appropriate. The Upjohn Business also negotiates with insurers, both public and private, often providing discounts to them from the initial price. The price that patients pay in the U.S. for the medicines their physicians prescribe is ultimately set by healthcare providers and insurers. On average, in the U.S., insurers impose a higher out-of-pocket burden on patients for prescription medicines than for comparably priced medical services. In many countries, purchasing decisions are made through a tendering process with governments, insurers and group purchasing organizations. Tendering may be done through large-volume centralized contracts or small-volume decentralized contracts. The Upjohn Business will continue to work with insurance providers, governments and others to improve access.

Pricing and reimbursement for the pharmaceutical products of the Upjohn Business depends in part on government regulation. For example, the majority of states in the U.S. use preferred drug lists to restrict access to certain pharmaceutical products under Medicaid. The Upjohn Business also faces a number of regulatory pricing pressures in the different EU member states, Japan, China, Canada, South Korea and other countries. Efforts by government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation, could adversely affect the Upjohn Business if implemented.

All pharmaceutical companies, including the Upjohn Business, are subject to extensive, complex, costly and evolving government regulation. For the U.S., this system of regulation is principally administered by the U.S. Food and Drug Administration (“FDA”), and outside the U.S. it is administered by varying regulatory agencies in countries where products or product candidates are being manufactured and/or marketed. Regulators worldwide are focused on not only the safety and efficacy of pharmaceutical products but also the quality of those products, which are introduced to patient populations. These regulators generally have regulatory authority over the development, testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale, distribution and import/export of drugs. In addition, regulatory agencies periodically inspect the Upjohn Business’s drug manufacturing facilities to evaluate compliance with applicable good manufacturing practices requirements. Even after regulatory approval has been obtained, agencies continue to have substantial authority to require additional testing, perform inspections, change product labeling based on post-marketing safety information or mandate withdrawals of pharmaceutical products.

United States (“U.S.”)

Currently, the Upjohn Business is required to offer discounted pricing or rebates on purchases of pharmaceutical products under various U.S. federal and state healthcare programs, such as the Medicaid Drug Rebate Program, the “federal ceiling price” drug pricing program, the 340B drug pricing program and the Medicare Part D Program. The Upjohn Business must also report specific prices to government agencies under healthcare programs, such as the Medicaid Drug Rebate Program. Government and private third-party payers routinely seek to manage utilization and control the costs of the Upjohn Business’s products.

In the U.S., there continues to be considerable public and government scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals. Efforts by government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation, could adversely affect the Upjohn Business if implemented. Measures to address the perceived high cost of pharmaceuticals are being considered by Congress, the Presidential Administration and select states. There have also been legislative efforts in several states within the U.S. to address drug costs, which generally have focused on increasing transparency around drug costs or limiting drug prices. Certain state legislation has been subject to legal challenges. Adoption of new legislation regulating drug pricing at the U.S. federal or state level could further affect demand for, or pricing of, the Upjohn Business’s products.

There have been significant efforts at the U.S. federal and state levels to reform the healthcare system by enhancing access to healthcare, improving the delivery of healthcare and further rationalizing payment for healthcare. The Upjohn Business faces uncertainties due to federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (“ACA”). The revenues generated for the Upjohn Business by the health insurance exchanges and Medicaid expansion under the ACA are not material, so the impact of the change in law is expected to be limited. Any future healthcare reform efforts may adversely affect the Upjohn Business and financial results.

The potential for additional pricing and access pressures in the commercial sector continues to be significant. Private third-party payers, such as health plans, increasingly challenge pharmaceutical product pricing, which could result in lower prices, lower reimbursement rates and a reduction in demand for the Upjohn Business’s products. Pricing pressures for products of the Upjohn Business may occur as a result of highly competitive insurance markets. Healthcare provider purchasers, directly or through group purchasing organizations, are seeking enhanced discounts or implementing more rigorous bidding or purchasing review processes.

The Upjohn Business recorded the following amounts as a result of the U.S. Healthcare Legislation:

	Three Months Ended		Year Ended December 31,
(millions of dollars)	March 29, 2020	March 31, 2019	2019	2018	2017
Reduction to Revenues, related to the Medicare “coverage gap” discount provision	$23	$77	$177	$245	$212

Selling, informational and administrative expenses, related to the fee payable(a) to the federal government (which is not deductible for U.S. income tax purposes), based on the Upjohn Business’s prior-calendar-year share relative to other companies of branded prescription drug sales to specified government programs. 2018 also reflected a favorable true-up associated with the updated 2017 invoice received from the federal government, which reflected a lower expense than what was previously estimated for invoiced periods.	$26	$4	$37	$50	$92

(a)

This amount is an allocation of the Pfizer Inc. fee payable and may not be comparable to future fees payable as a result of the way in which the U.S. government calculates such fee, which is based on a company’s market share of branded U.S. prescription drug sales made to or funded by specified government programs. The U.S. healthcare reform expenses in the three months ended March 29, 2020 include a refinement of the allocation from Pfizer of $22 million for the estimated U.S. healthcare fee associated with the Upjohn Business.

International

Outside the U.S., certain governments, including the different EU member states, Japan, China, Canada and South Korea, have significant power as large single payers to regulate prices and may use a variety of cost-containment measures for pharmaceutical products of the Upjohn Business, including price cuts, mandatory rebates, public or private health technology assessments, forced localization as a condition of market access, international reference pricing, quality consistency evaluation processes and volume-based procurement. In addition, the international patchwork of price regulation, differing economic conditions and incomplete value assessments across countries has led to varying access to quality medicines in many markets and some third-party trade in products of the Upjohn Business between countries.

In particular, international reference pricing adds to the regional impact of price cuts in individual countries and hinders patient access and innovation. Price variations, exacerbated by international reference pricing systems, also have resulted from exchange rate fluctuations. The downward pricing pressure resulting from this dynamic can be expected to continue as a result of reforms to international reference pricing policies and measures targeting pharmaceuticals in some European countries.

In China, healthcare is largely driven by a public payer system, with public medical insurance as the largest single payer for pharmaceuticals, and pricing pressures have increased in recent years. Government officials have consistently emphasized the importance of improved health outcomes, the need for healthcare reform and decreased drug prices as key indicators of progress towards reform.

In 2019, China’s government negotiated with companies to add approximately 90 innovative drugs (mainly oncology medicines) to the National Reimbursement Drug List. This builds on 60 drugs already added through negotiation in 2017 and 2018. Prices for drugs were reduced dramatically through this government-led process. While these negotiations included a path to access for companies, market access is not strictly assured. In addition, significant questions about the processes and negotiations for provincial tendering remain, as well as the need for multi-layered negotiations across provincial, municipal and hospital levels.

In the off-patent space, in 2013, China began to implement a QCE process in order to improve the quality of domestically manufactured generic drugs, primarily by requiring such drugs to pass a test to assess their bioequivalence to a qualified reference drug (typically the originator drug). In 2018, numerous local generics were officially deemed bioequivalent under QCE. A pilot project for centralized volume-based procurement was then initiated including 25 molecules of drugs covering 11 major Chinese cities. Under this procurement model, a tender process has been established where a certain portion of included molecule volumes are guaranteed to tender winners. The program is intended to contain healthcare cost by driving utilization of generics that have passed QCE, which has resulted in dramatic price cuts for off-patent medicines.

The Upjohn Business and most off-patent originators were not successful in the first bidding process under this VBP pilot, which was finalized in December 2018 and implemented in March 2019, and most contracts went to local generic companies. The first bidding process resulted in significant price cuts by the successful bidders, with some bidders reducing the price of their products by as much as 96%, as companies attempted to secure volumes on the Chinese pharmaceutical market. The drugs which lost the bidding were also requested to reduce their selling price up to 30% based on the price difference with the successful bidder. China’s government began nationwide expansion of the VBP pilot in December 2019.

The expanded model, which is being implemented nationwide, applies to certain drugs that are purchased for public hospitals as well as some military and private medical institutions. The Upjohn Business and most originator brands were not successful in the bidding process for this nationwide expansion, and those contracts mostly went to local Chinese generic companies. The Upjohn Business continues to experience downward pricing pressure on its products in several provinces. As expected, the QCE-qualified generic makers of atorvastatin and amlodipine bid aggressively, lowering prices even further from the March 2019 tender. The Upjohn Business continues to take steps to mitigate the revenue impact of these initiatives but anticipates that they will continue to affect its operations in China going forward. The Upjohn Business expects to utilize its presence in the retail channel and tendering capabilities to mitigate some of these pricing pressures. In addition, the Upjohn Business believes that its geographic expansion to under-penetrated and lower-tiered cities and counties and additional focus on non-tendered products will increase sales volumes in Greater China and partially mitigate pressures from QCE. In January 2020, China announced another round of expansion of the national VBP program which initially covered 33 new molecules (none of which are Upjohn products), with 32 of such molecules being selected.

Furthermore, the Chinese government has discussed moving toward efforts to unify the reimbursement price between QCE-approved generic medicines and the applicable original medicines. The government currently plans to implement this universal reimbursement price initiative within the next two to three years. If this policy is implemented, the new reimbursement level for the Upjohn Business’s products will likely be lower than the current reimbursement level, placing additional pressures on price and/or patient copays. There remains uncertainty as to whether, when and how this policy may be officially implemented. The Chinese government could also enact other policies that may increase pricing pressures or have the effect of reducing the volume of sales available to the Upjohn Business’s products. This potential policy, and any other policies like it that could increase pricing and copay pressures on the Upjohn Business’s drug products in China, could have an adverse effect on the Upjohn Business’s business, financial condition and results of operations. The government has issued guidelines on a selection of post-LOE drugs as the originator reference products and published multiple lists of originator reference products for the purpose of the QCE process. The government has indicated that additional post-LOE drugs could be subjected to QCE qualification in future rounds, which could also be tied to volume-based procurement. The scope of future QCE products and timing of any program expansion is currently unknown, making it difficult to determine the impact on the Upjohn Business’s business and financial condition. The Upjohn Business will continue to monitor the market for developments.

Recent Losses and Expected Losses of Product Exclusivity

The loss, expiration or invalidation of intellectual property rights or patent litigation settlements with generic manufacturers can have a significant adverse effect on the revenues of the Upjohn Business. When generic competition does commence, the resulting price competition can substantially decrease revenues of the Upjohn Business for the impacted products, often in a very short period of time. Most of the Upjohn Business’s current products have experienced patent-based expirations or loss of regulatory exclusivity in certain markets in the last few years. However, even though all of its key branded products have lost exclusivity in major markets (other than Lyrica and Effexor in Japan), the Upjohn Business believes that there is strong demand for its products, despite the availability of non-branded generic alternatives. Pediatric exclusivity for Lyrica expired in the United States in June 2019 and anticipated multi-source generic competition began on July 19, 2019. As a result, the Upjohn Business experienced, as expected, a significant decline in sales of Lyrica in the United States and, therefore, a decline in the percentage of its revenue contributed by the Developed Markets segment beginning in the third quarter of 2019.

The following table provides information about certain of the Upjohn Business’s products recently experiencing, or expected to experience within the next three years, patent expirations or loss of regulatory exclusivity in the U.S., Europe or Japan, showing, by product, the key dates or expected key dates, the markets impacted and the revenues associated with those products in those markets:

Products	Key Dates(a)	Markets Impacted	Product Revenues in Markets Impacted (millions of dollars)
			2019	2018	2017
Viagra(b)	June 2013 May 2014 December 2017	Major European markets(e) Japan U.S.	$153	$287	$837

Lyrica(c)	July 2014 June 2019 April 2022	Major European markets(e) U.S. Japan	2,895	4,493	4,456

Relpax	December 2015 December 2016 December 2018	Major European markets(e) U.S. Japan	43	114	202

Celebrex(d)	November 2019	Japan	283	248	235

(a)	Unless stated otherwise, “Key Dates” indicate patent-based expiration dates.
(b)	As a result of a patent litigation settlement, a competitor launched a generic version of Viagra in the U.S. in December 2017.
(c)

In November 2018, the FDA granted pediatric exclusivity for Lyrica in the U.S. for an additional six months to June 2019; pediatric exclusivity applies to both the basic product patent for Lyrica and a method of treatment patent, both of which expired in the U.S. in December 2018.

(d)	The composition of matter patent in Japan expired in November 2019 (including patent term extension).
(e)	Includes Italy, Spain, the United Kingdom, France and Germany.

The financial results of the Upjohn Business in the three months ended March 29, 2020 and the full year 2019 reflect the impact of the loss of exclusivity of various products discussed above.

Intellectual Property Rights

The Upjohn Business continues to employ innovative approaches designed to prevent counterfeit pharmaceuticals from entering the supply chain and to achieve greater control over the distribution of its products.

Product Development Initiatives

The research, development and medical platform of the Upjohn Business combines extensive medical expertise, science-driven innovation capabilities and research and development operations to support patient needs, with the overall objective of decreasing the burden of NCDs worldwide. Although its near-term focus is not on in-house drug discovery, the Upjohn Business brings an integrated research, development and medical platform to the market to further develop the products in its portfolio including new formulations or indications. These activities involve a degree of risk and cost and there can be no assurance that the further development of any particular product, new indication or formulation will achieve the desired profile, will be approved by regulators or will be successful commercially.

The Upjohn Business has developed end-to-end experience across the total product life cycle, which includes global regulatory licensing, launch, growth and post-approval lifecycle management. The Upjohn Business’s platform uses its vast real-world data and medical insights to maximize the impact of its existing product portfolio by examining whether there is an opportunity for new indications, label extensions, product formulations, and market registrations and expansions for its products. The Upjohn Business also uses its platform to determine whether there is an opportunity to integrate new products into its portfolio.

Competition

The global pharmaceutical market is highly competitive and fragmented. The Upjohn Business faces competition from companies that have products that treat the same diseases and conditions that its products treat. Certain of its competitors also produce and sell the same underlying molecule as its originator brands. The major global competitors of the Upjohn Business include large pharmaceutical companies that manufacture and sell off-patent medicines for the same indications as its products, large pharmaceutical companies that sell generic alternatives of its molecules and regionally focused generic companies. The Upjohn Business believes that it competes on the basis of brand efficacy/safety, brand recognition, promotion activities, price, product quality and supply reliability, and customer relationships.

Foreign Exchange Rates

Significant portions of the Upjohn Business’s revenues, costs and expenses, as well as its substantial international net assets, are exposed to changes in foreign exchange rates. The Upjohn Business’s products are sold in approximately 120 countries, and as a result, its revenues are influenced by changes in foreign exchange rates. In the first three months of 2020, approximately 76% of revenues of the Upjohn Business were denominated in currencies other than the U.S. dollar. In 2019, approximately 65% of revenues of the Upjohn Business were denominated in currencies other than the U.S. dollar. As the Upjohn Business operates in multiple currencies other than the U.S. dollar, including the Chinese renminbi, the Japanese yen, the euro, the Korean won, and approximately 53 other currencies, changes in those currencies relative to the U.S. dollar will impact its revenues and expenses. If the U.S. dollar were to weaken against another currency, assuming all other variables remained constant, its revenues would increase, having a positive impact on earnings, and its overall expenses would increase, having a negative impact on earnings. Conversely, if the U.S. dollar were to strengthen against another currency, assuming all other variables remained constant, its revenues would decrease, having a negative impact on earnings, and its overall expenses would decrease, having a positive impact on earnings. Therefore, significant changes in foreign exchange rates can impact its results. As a business unit of Pfizer and under Pfizer’s global cash management system, the Upjohn Business has sought to manage its foreign exchange risk in part through operating means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. In the first three months of 2020, approximately 24% of revenues of the Upjohn Business were denominated in U.S. dollars, and in the first three months of 2020 its revenue growth compared to the same period in 2019 was unfavorably impacted by less than 1% from changes in foreign currency values relative to the U.S. dollar. In 2019, approximately 35% of revenues of the Upjohn Business occurred in U.S. dollars, and in 2019 its revenue growth compared to 2018 was unfavorably impacted by approximately 2% from changes in foreign currency values relative to the U.S. dollar. The amount of the Upjohn Business’s revenues denominated in U.S. dollars and in currencies other than the U.S. dollar may vary in the future. The impact of possible currency devaluations in countries experiencing high inflation rates or significant exchange fluctuations can impact its results.

These above-mentioned factors that may affect the Upjohn Business should be considered along with information presented in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections included elsewhere in this document.

Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions

For a description of the significant accounting policies of the Upjohn Business, see Notes to Combined Financial Statements—Note 3. Significant Accounting Policies. Of these policies, the following are considered critical to an understanding of the combined financial statements of the Upjohn Business as they require the application of the most subjective and the most complex judgments: (i) Fair Value (Note 3D); (ii) Revenues (Note 3F); (iii) Asset Impairments (Note 3K); (iv) Tax Assets and Liabilities and Income Tax Contingencies (Note 3N); (v) Benefit Plans (Note 3O); and (vi) Legal and Environmental Contingencies (Note 3P).

The following is a discussion about the critical accounting estimates and assumptions impacting the combined financial statements of the Upjohn Business. See also Notes to Combined Financial Statements—Note 3B. Significant Accounting Policies: Estimates and Assumptions for a discussion about the risks associated with estimates and assumptions.

For a discussion of recently adopted accounting standards, see Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard and Notes to Unaudited Condensed Combined Financial Statements—Note 2A. Significant Accounting Policies: Adoption of New Accounting Standards and Note 2B. Significant Accounting Policies: Revenues and Trade Accounts Receivable.

Fair Value

For a discussion about the application of fair value to the Upjohn Business’s benefit plan assets, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

For a discussion about the application of fair value to the Upjohn Business’s asset impairment reviews, see “Asset Impairment Reviews” below.

Revenues

Gross product revenues of the Upjohn Business are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of the related obligations, and as such, knowledge and judgment are required when estimating the impact of these revenue deductions on gross sales for a reporting period.

Historically, the Upjohn Business’s adjustments of estimates to reflect actual results or updated expectations have not been material to its overall business. On a quarterly basis, its adjustments of estimates to reflect actual results generally have been less than 1% of revenues and have resulted in either a net increase or a net decrease in revenues. Product-specific rebates, however, can have a significant impact on year-over-year individual product growth trends. If any of its ratios, factors, assessments, experiences or judgments are not indicative or accurate predictors of its future experience, results of the Upjohn Business could be materially affected. The sensitivity of its estimates can vary by program, type of customer and geographic location. However, estimates associated with U.S. Medicare, Medicaid and performance-based contract rebates are most at risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can generally range up to one year. Because of this time lag, in any given quarter, adjustments to actual obligations can incorporate revisions of several prior quarters.

Asset Impairment Reviews

The Upjohn Business reviews all of its long-lived assets for impairment indicators throughout the year. It performs impairment testing for indefinite-lived intangible assets and goodwill at least annually and for all other long-lived assets whenever impairment indicators are present. When necessary, the Upjohn Business records charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets. The impairment review processes are described in the Notes to Combined Financial Statements—Note 3K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

Examples of events or circumstances that may be indicative of impairment include:

•	A significant adverse change in legal factors or in the business climate that could affect the value of the asset.

•

A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities could affect the ability of the Upjohn Business to manufacture or sell a product.

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A projection or forecast that indicates losses or reduced profits associated with an asset. This could result, for example, from a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could result from the introduction of a competitor’s product that results in a significant loss of market share or the inability to achieve the previously projected revenue growth, as well as the lack of acceptance of a product by patients, physicians and payers.

Identifiable Intangible Assets

When the Upjohn Business is required to determine the fair value of intangible assets other than goodwill, it uses an income approach, specifically the discounted cash flow method. The Upjohn Business starts with a forecast of all the expected net cash flows associated with the asset, which includes the application of a terminal value for indefinite-lived assets, and then it applies an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections and the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

While all intangible assets other than goodwill can face events and circumstances that can lead to impairment, in general, intangible assets other than goodwill that are most at risk of impairment include newly acquired or recently impaired indefinite-lived brand assets. Newly acquired and recently impaired indefinite-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value at the end of each reporting period. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact the ability of the Upjohn Business to recover the carrying value and can result in an impairment charge.

Goodwill

As a result of the goodwill impairment review work, the Upjohn Business concluded that none of its goodwill was impaired as of December 31, 2019, and it does not believe the risk of impairment is significant at this time.

The Upjohn Business first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors that it considers include, for example, macroeconomic and industry conditions, overall financial performance and other relevant entity-specific events. If the Upjohn Business concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, it then performs a quantitative fair value test.

When the Upjohn Business is required to determine the fair value of a reporting unit, as appropriate for the individual reporting unit, it mainly uses the income approach, but it may also use the market approach or a weighted-average combination of both approaches.

•

The income approach is a forward-looking approach to estimating fair value and relies primarily on internal forecasts. Within the income approach, the method that the Upjohn Business uses is the discounted cash flow method. It starts with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then it applies a reporting unit-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections, as well as the selection of a long-term growth rate, which seeks to project the sustainable growth rate over the long term; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

•	The market approach is a historical approach to estimating fair value and relies primarily on external information. Within the market approach are two methods that the Upjohn Business may use:

•

Guideline public company method—this method employs market multiples derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market and the application of the identified multiples to the corresponding measure of the Upjohn Business’s reporting unit’s financial performance.

•

Guideline transaction method—this method relies on pricing multiples derived from transactions of significant interests in companies engaged in the same or similar lines of business and the application of the identified multiples to the corresponding measure of the Upjohn Business’s reporting unit’s financial performance.

The market approach is only appropriate when the available external information is robust and deemed to be a reliable proxy for the specific reporting unit being valued; however, these assessments may prove to be incomplete or inaccurate. Some of the more significant estimates and assumptions inherent in this approach include: the selection of appropriate guideline companies and transactions and the determination of applicable premiums and discounts based on any differences in ownership percentages, ownership rights, business ownership forms or marketability between the reporting unit and the guideline companies and transactions.

For all the Upjohn Business reporting units, there are a number of future events and factors that may impact future results and that could potentially have an impact on the outcome of subsequent goodwill impairment testing. See the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections included elsewhere in this document.

Benefit Plans

Employees of the Upjohn Business participate in benefit plans sponsored by the Upjohn Business and benefit plans sponsored by Pfizer. The combined balance sheets include the benefit plan assets and liabilities of only those benefit plans or arrangements sponsored by the Upjohn Business. The combined statements of income include benefit plan expenses attributable to Upjohn, including expenses associated with defined benefit and defined contribution plans, as well as other postretirement plans, consisting primarily of medical benefits for retirees. The expenses include allocations of direct expenses as well as expenses that have been deemed attributable to the Upjohn Business. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans and Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans.

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations, which can result from a complex series of judgments about future events and uncertainties. The assumptions and actuarial estimates required to estimate the net employee benefit obligations for the defined benefit and postretirement plans that are sponsored by the Upjohn Business include the discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality (life expectancy); expected return on plan assets; and healthcare cost trend rates. The assumptions reflect market conditions as of the most recent measurement date(s), the historical experiences of the Upjohn Business and its judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of its benefit plans can materially impact the results of operations of the Upjohn Business. For additional information, see Notes to Combined Financial Statements—Note 15A. Benefit Plans: Pension and Postretirement Plans— Actuarial Assumptions—Upjohn Sponsored Plans and Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans.

As of March 29, 2020, the noncurrent portion of the pension benefit obligations, net, increased by approximately $81 million compared to December 31, 2019. The net increase primarily reflects an actuarial loss of $85 million, resulting from a remeasurement of the Upjohn Business’s sponsored pension plan in Puerto Rico. As of December 31, 2019, the noncurrent portion of the pension benefit obligations, net, and the postretirement benefit obligations, net, increased, in the aggregate, by approximately $5 million compared to December 31, 2018. The increase reflects, among other things, additional pension plans sponsored by Upjohn, which represent newly formed Upjohn plans in 2019 for participants who previously participated in plans sponsored by Pfizer and a decrease in the discount rate used in the measurement of plan obligations, partially offset by an increase in the actual returns on plan assets. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans and Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans.

The following table provides (i) at the end of each year, the expected annual rate of return on plan assets for the following year, (ii) the actual annual rate of return on plan assets achieved in each year, and (iii) the weighted-average discount rate used to measure the benefit obligations at the end of each year for the Upjohn sponsored plans:

	2019	2018	2017
Pension Plans
Expected annual rate of return on plan assets(a)	3.7%	3.8%	4.3%
Actual annual rate of return on plan assets	11.4	(2.6)	13.3
Discount rate used to measure the plan obligations	1.8	2.4	2.1

Postretirement Plan
Expected annual rate of return on plan assets	—	—	—
Actual annual rate of return on plan assets	—	—	—
Discount rate used to measure the plan obligations	3.2	4.3	3.7

(a)	There was no change in the expected rate of return on assets for full year 2020 as a result of the remeasurement of the Upjohn Business’s sponsored pension plan in Puerto Rico discussed above.

Expected Annual Rate of Return on Plan Assets

Of the Upjohn sponsored plans as of December 31, 2019, only the pension plans in Japan, Puerto Rico, South Korea, the Philippines and Taiwan are funded. The assumptions for the expected annual rate of return on the plan assets reflect the actual historical return experience and the long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of the targeted asset allocation in the funded Upjohn sponsored plans in Japan, Puerto Rico, South Korea, the Philippines and Taiwan.

The expected annual rate of return on plan assets is applied to the fair value of plan assets at each year-end, and the resulting amount is reflected in the net periodic benefit costs in the following year.

The following table illustrates the sensitivity of net periodic benefit costs to a 50 basis point decline in the assumption of the Upjohn Business for the expected annual rate of return on plan assets, holding all other assumptions constant:

(millions of dollars)	Change	Increase in 2020 Net Periodic Benefit Costs (Pre-Tax)
Assumption
Expected annual rate of return on plan assets	50 basis point decline	$10

The actual return on plan assets resulted in a net gain on plan assets of approximately $140 million during 2019.

Discount Rate Used to Measure Plan Obligations

The weighted-average discount rate used to measure the plan obligations for the Puerto Rico defined benefit plans is determined at least annually and evaluated and modified, as required, to reflect the prevailing market rate of a portfolio of high-quality fixed income investments, rated AA/Aa or better, that reflect the rates at which the pension benefits could be effectively settled. The discount rate used to measure the plan obligations for the international plans sponsored by the Upjohn Business is determined at least annually by reference to investment grade corporate bonds, rated AA/Aa or better, including, when there is sufficient data, a yield-curve approach. These discount rate determinations are made in consideration of local requirements.

The measurement of the plan obligations at the end of the year will affect the amount of service cost, interest cost and amortization expense reflected in the net periodic benefit costs in the following year.

The following table illustrates the sensitivity of net periodic benefit costs and benefit obligations to a 10 basis point decline in our assumption for the discount rate, holding all other assumptions constant:

(millions of dollars)	Change	Increase in 2020 Net Periodic Benefit Costs (Pre-Tax)	Increase in 2019 Benefit Obligations (Pre-Tax)
Assumption
Discount rate	10 basis point decline	$2	$33

The change in the discount rates used in measuring our plan obligations as of December 31, 2019 resulted in an increase in the measurement of the aggregate plan obligations by approximately $190 million.

Income Tax Assets and Liabilities

During the periods presented in the Upjohn Business’s audited combined financial statements and unaudited condensed combined financial statements included in this document, the Upjohn Business did not generally file separate tax returns, as the Upjohn Business was generally included in the tax grouping of other Pfizer entities within the respective entity’s tax jurisdiction. The income tax provision included in the Upjohn Business’s audited combined financial statements and unaudited condensed combined financial statements included in this document has been calculated using the separate return basis, as if the Upjohn Business filed a separate tax return.

In the fourth quarter of 2017, the Upjohn Business recorded an estimate of certain tax effects of the legislation commonly referred to as the Tax Cuts and Jobs Act (“TCJA”), including (i) the impact on deferred tax assets and liabilities from the reduction in the U.S. Federal corporate tax rate from 35% to 21%, (ii) the impact of state income tax considerations, (iii) the $4.3 billion repatriation tax liability on accumulated post-1986 foreign earnings for which the Upjohn Business elected, with the filing of its 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026, and (iv) deferred taxes on basis differences expected to give rise to future taxes on global intangible low-taxed income. In addition, the Upjohn Business had provided deferred tax liabilities in the past on foreign earnings that were not indefinitely reinvested. As a result of the TCJA, in the fourth quarter of 2017, the Upjohn Business reversed an estimate of the deferred taxes that is no longer expected to be needed due to the change to the territorial tax system.

The TCJA subjects a U.S. shareholder to current tax on global intangible low-taxed income earned by certain foreign subsidiaries. The Financial Accounting Standards Board (“FASB”) Staff Q&A, Topic 740, No. 5, Accounting for Global Intangible Low-Taxed Income, states that an accounting policy election is permitted to either recognize deferred taxes for temporary basis differences expected to reverse as global intangible low-taxed income in future years or provide for the tax expense related to such income in the year the tax is incurred. The Upjohn Business has elected to recognize deferred taxes for temporary differences expected to reverse as global intangible low-taxed income in future years. In 2017, the Upjohn Business provided a provisional deferred tax liability of approximately $90 million based on the evaluation of certain temporary differences inside each of its foreign subsidiaries that are expected to reverse as global intangible low-taxed income.

In 2018, the Upjohn Business finalized its provisional accounting for the tax effects of the TCJA based on its best estimates of available information and data, and has reported and disclosed the impacts within the applicable measurement period, in accordance with guidance issued by the U.S. Securities and Exchange Commission (“SEC”), and recorded a favorable adjustment of approximately $26 million to Provision/(benefit) for taxes on income. We believe that there may be additional interpretations, clarifications and guidance from the U.S. Department of Treasury. Any change to our calculations resulting from such additional interpretations, clarifications and guidance would be reflected in the period of issuance. In addition, the amounts recorded may change in the future due to uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards. The current portion of the aforementioned repatriation tax liability is reported in Income taxes payable (approximately $320 million now due in July 2020, deferred from the original April 2020 due date by the Internal Revenue Service (“IRS”) in response to the COVID-19 pandemic), and the remaining liability is reported in Other taxes payable in the Upjohn Business’s unaudited condensed combined balance sheet as of March 29, 2020 and its combined balance sheet as of December 31, 2019. The first installment of $320 million was paid in April 2019.

Income tax assets and liabilities also include income tax valuation allowances and accruals for uncertain tax positions. For additional information, see Notes to Combined Financial Statements—Note 3B. Significant Accounting Policies: Estimates and Assumptions; Note 3N. Significant Accounting Policies: Tax Assets and Liabilities and Income Tax Contingencies; and Note 7A. Tax Matters: Taxes on Income and Notes to Unaudited Condensed Combined Financial Statements—Note 5A. Tax Matters: Taxes on Income, as well as the “—Analysis of Financial Condition, Liquidity and Capital Resources—Selected Measures of Liquidity and Capital Resources—Contractual Obligations” section of this MD&A.

Contingencies

For a discussion about income tax contingencies, see Notes to Combined Financial Statements—Note 7D. Tax Matters: Tax Contingencies and Notes to Unaudited Condensed Combined Financial Statements—Note 5B. Tax Matters: Tax Contingencies.

For a discussion about legal and environmental contingencies, guarantees and indemnifications, see Notes to Combined Financial Statements—Note 17. Commitments and Contingencies and Notes to Unaudited Condensed Combined Financial Statements—Note 13. Commitments and Contingencies.

Components of Revenues and Costs and Expenses

Revenues

Revenues of the Upjohn Business are derived from its diversified product portfolio of medicines. Its portfolio contains 20 globally recognized brands as well as a generics business. Generally, the Upjohn Business sells its products to physicians, patients, pharmacists, insurers, government agencies and other healthcare providers. Its product portfolio enables the Upjohn Business to address the varying needs of different customers. In the first three months of 2020, its top-selling product, Lipitor, contributed 22% of the Upjohn Business’s revenues, and its top five best-selling products contributed 66% of the Upjohn Business’s revenues. In 2019, its top-selling product, Lyrica, contributed 33% of the Upjohn Business’s revenues, and its top five best-selling products contributed 73% of the Upjohn Business’s revenues. For additional information regarding the Upjohn Business’s products, including descriptions of its product lines, see “Revenues—Selected Product Discussion” section in this MD&A. See also the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of product exclusivity impacting product revenues.

Revenue Deductions

Gross product revenues of the Upjohn Business are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. For additional information regarding deductions from the Upjohn Business’s revenues, see “Revenues—Overview” section of this MD&A.

Costs and Expenses

The combined financial statements of the Upjohn Business have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business of Pfizer. These combined financial statements do not purport to reflect what the results of operations, comprehensive income/(loss), financial position, equity or cash flows would have been had the Upjohn Business operated as an independent standalone company during the periods presented. For additional information regarding the cost allocations, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and Notes to Unaudited Condensed Combined Financial Statements—Note 1B. Business Description and Basis of Presentation: Basis of Presentation.

Cost of sales consists primarily of cost of materials, facilities and other infrastructure used to manufacture products of the Upjohn Business and royalty expenses associated with the intellectual property of its products, when relevant.

Selling, informational and administrative (“SI&A”) expenses consist of, among other things, the internal and external costs of marketing, promotion, advertising and shipping and handling as well as certain costs for support functions, such as expenses for worldwide technology, facilities, legal, finance, human resources, insurance, business development, public affairs and procurement, among others.

Research and development (“R&D”) expenses consist primarily of project costs specific to new product R&D and brand lifecycle development, overhead costs associated with R&D operations and investments that support local market clinical trials for approved indications as well as worldwide regulatory, medical and safety activities. Examples of new product R&D and brand life cycle development include examining whether there is an opportunity for new indications, label extensions, product formulations, and new market registrations. The Upjohn Business does not disaggregate R&D expenses by therapeutic area for purposes of managing its business.

Amortization of intangible assets consists primarily of the amortization expense for identifiable finite-lived intangible assets that have been acquired through business combinations. These assets consist of, but are not limited to, developed technology rights, licensing agreements and trademarks.

Restructuring charges/(credits) consist of restructuring charges/(credits) associated with cost-reduction/productivity initiatives. Restructuring charges are associated with employees, assets and activities that will not continue in the company. For additional information regarding restructuring charges/(credits), see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives.

Other (income)/deductions—net consist primarily of various items, such as reserves for legal matters, net interest (income)/expense, net (gains)/losses on asset disposals, royalty-related income and net periodic benefit costs/(credits) other than service costs, among others. For additional information regarding other (income)/deductions—net, see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net and Notes to Unaudited Condensed Combined Financial Statements—Note 4. Other (Income)/Deductions—Net.

Comparability of Historical Results and the Upjohn Business’s Relationship with Pfizer

The Upjohn Business currently operates as a business unit of Pfizer. The combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business. These combined financial statements do not purport to reflect what the results of operations, comprehensive income/(loss), financial position, equity or cash flows would have been had the Upjohn Business operated as a standalone public company during the periods presented.

For a detailed description of the basis of presentation and an understanding of the limitations of the predictive value of the historical combined financial statements, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and Notes to Unaudited Condensed Combined Financial Statements—Note 1B. Business Description and Basis of Presentation: Basis of Presentation.

In addition, the historical combined financial statements may not be reflective of what the results of operations, comprehensive income/(loss), financial position, equity or cash flows of the Upjohn Business might be in the future.

In connection with the transactions, certain assets and liabilities will be transferred to Newco or be retained by Pfizer. Pfizer, Mylan and Newco or their respective subsidiaries, in each case as applicable, intend to enter into, or have entered into, certain agreements that will provide a framework for the ongoing relationship with Pfizer. See the sections entitled “Certain Relationships and Related Party Transactions—Ancillary Agreements” and “Additional Transaction Agreements” in this document.

With respect to support functions, for example, the historical combined financial statements of the Upjohn Business include expense allocations for certain support functions that prior to 2019 were provided on a centralized basis within Pfizer and beginning in 2019 are a combination of allocations and, on a more limited basis, directly incurred costs, such as expenses for worldwide technology, facilities, legal, finance, insurance, human resources, business development, public affairs and procurement, among others. Following the transactions, pursuant to agreements with Pfizer, Mylan and Newco, Mylan and Newco expect that Pfizer will continue to provide Newco with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and Newco may incur other costs to replace the services and resources that will not be provided by Pfizer. The amount and composition of such expenses may vary from historical levels since the fees charged for the services under the agreement may be higher or lower than the costs reflected in the historical allocations.

For a detailed description of the Mylan and Upjohn unaudited pro forma condensed combined financial statements, see “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business” in this document.

Analysis of the Combined Statements of Income

The following discussion and analysis of the combined statements of income of the Upjohn Business should be read along with its combined financial statements and the notes thereto as well as its unaudited condensed combined financial statements and the notes thereto included elsewhere in this document, which reflect the results of operations of the Upjohn Business. For more information on the carve-out basis of presentation, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and Notes to Unaudited Condensed Combined Financial Statements—Note 1B. Business Description and Basis of Presentation: Basis of Presentation.

ANALYSIS OF THE COMBINED STATEMENTS OF INCOME

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020(a)	Mar. 31, 2019(a)	20/19	2019(a)	2018(a)	2017(a)	19/18	18/17
Revenues	$1,861	$3,071	(39)	$10,244	$12,431	$13,359	(18)	(7)
Cost of sales(b)	400	398	—	1,713	2,003	2,036	(14)	(2)
% of revenues	21.5%	13.0%		16.7%	16.1%	15.2%
Selling, informational and administrative expenses(b)	413	535	(23)	2,252	2,568	2,771	(12)	(7)
% of revenues	22.2%	17.4%		22.0%	20.7%	20.7%
Research and development expenses(b)	60	62	(3)	279	308	343	(9)	(10)
% of revenues	3.2%	2.0%		2.7%	2.5%	2.6%
Amortization of intangible assets	36	39	(6)	148	157	166	(5)	(6)
% of revenues	2.0%	1.3%		1.5%	1.3%	1.2%
Restructuring charges/(credits)	15	9	74	159	39	(80)	*	*
% of revenues	0.8%	0.3%		1.6%	0.3%	(0.6)%
Other (income)/deductions—net	51	37	39	362	300	288	21	4

Income before provision/(benefit) for taxes on income	885	1,991	(56)	5,331	7,056	7,835	(24)	(10)
% of revenues	47.6%	64.8%		52.0%	56.8%	58.6%
Provision/(benefit) for taxes on income	103	255	(59)	409	925	(2,366)	(56)	*

Effective tax rate	11.7%	12.8%		7.7%	13.1%	(30.2)%

Net income before allocation to noncontrolling interests	782	1,736	(55)	4,922	6,131	10,201	(20)	(40)
% of revenues	42.0%	56.5%		48.1%	49.3%	76.4%
Less: Net income/(loss) attributable to noncontrolling interests	(1)	1	*	5	3	3	99	*

Net income attributable to the Upjohn Business	$783	$1,735	(55)	$4,917	$6,128	$10,199	(20)	(40)

% of revenues	42.1%	56.5%		48.0%	49.3%	76.3%

Certain amounts and percentages may reflect rounding adjustments.

*	Indicates calculation not meaningful or result is equal to or greater than 100%.
(a)

For the years ended December 31, 2019, 2018 and 2017, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and for the three months ended March 29, 2020 and March 31, 2019, see Notes to Unaudited Condensed Combined Financial Statements—Note 1B. Business Description and Basis of Presentation: Basis of Presentation.

(b)

Excludes amortization of intangible assets, except as disclosed in Notes to Combined Financial Statements—Note 3K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

Revenues

Revenues—Overview

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Revenues in the first three months of 2020 decreased by $1.2 billion, or 39%, to $1.9 billion, reflecting an operational decrease of $1.2 billion, or 39%, and the unfavorable impact of foreign exchange of $19 million, or less than 1%.

The following provides an analysis of the changes in Revenues in the first three months of 2020:

(millions of dollars)
Upjohn Revenues, First Three Months of 2019		$3,071
Operational growth/(decline):
Lower revenues for Lyrica in the U.S., reflecting the expected significantly lower volumes associated with multi-source generic competition that began in July 2019	$(808)
Lipitor and Norvasc sales decline in China, primarily due to the initial March 2019 Chinese government implementation, and subsequent nationwide expansion beginning December 2019, of a volume-based procurement program(a)	(299)
Declines from continuing generic competition for Viagra and Revatio within the U.S., for which Viagra lost exclusivity in December 2017 and a new generic entry for Revatio entered the market during the middle of 2019	(48)
Other operational factors, net	(35)

Operational decline, net	(1,190)	(1,190)

Operational revenues		1,880
Unfavorable impact of foreign exchange	(19)	(19)

Total Upjohn Revenues decrease	$(1,210)

Upjohn Revenues, First Three Months of 2020		$1,861

(a)

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

See the “—Revenues by Segment and Geography” and “—Revenues—Selected Product Discussion” sections of this MD&A for additional analyses.

Revenues—2019 vs. 2018

Revenues in 2019 decreased by $2.2 billion, or 18%, to $10.2 billion, reflecting an operational decrease of $1.9 billion, or 16%, and the unfavorable impact of foreign exchange of $249 million, or 2%.

The following provides an analysis of the changes in Revenues in 2019:

(millions of dollars)
Upjohn Revenues, 2018		$12,431
Operational growth/(decline):
Sales growth in China on products not impacted by volume-based procurement implementation, including Viagra, Celebrex, Zoloft, Lyrica and Effexor	$114
Celebrex, Lyrica and Effexor growth in Japan	72
Lipitor and Norvasc overall sales growth in China, inclusive of declines driven by the March 2019 Chinese government implementation of a volume-based procurement program in certain cities, along with volume growth and geographic expansion in provinces where volume-based procurement was not yet implemented(a)	30
Lower revenues for Lyrica in the U.S., reflecting the expected significantly lower volumes associated with multi-source generic competition that began in July 2019	(1,579)
Declines from increased generic competition for other products which have recently lost exclusivity, primarily Viagra and Relpax in the U.S., as well as a recent generic entry for Revatio in the U.S. and additional generic competition for sildenafil citrate and medroxyprogesterone intramuscular impacting Greenstone	(395)
Other operational factors, net	(181)

Operational decline, net	(1,938)	(1,938)

Operational revenues		10,493
Unfavorable impact of foreign exchange	(249)	(249)

Total Upjohn Revenues decrease	$(2,187)

Upjohn Revenues, 2019		$10,244

(a)

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

See the “—Revenues by Segment and Geography” and “—Revenues—Selected Product Discussion” sections of this MD&A for additional analyses.

Revenues—2018 vs. 2017

Revenues in 2018 decreased by $929 million, or 7%, to $12.4 billion, reflecting an operational decrease of $1.0 billion, or 8%, partially offset by the favorable impact of foreign exchange of $117 million, or 1%.

The following provides an analysis of the changes in Revenues in 2018:

(millions of dollars)
Upjohn Revenues, 2017		$13,359
Operational growth/(decline):
Lipitor and Norvasc product sales growth in Greater China and Emerging Markets	$356
Lyrica growth in the U.S. and Japan	164
Declines from loss of exclusivity primarily from Viagra and Relpax in the U.S., Lyrica in Europe and Australia, and Revatio in Europe, as well as additional generic competition for medroxyprogesterone intramuscular impacting Greenstone and for Nitrostat	(1,118)
Lower revenues for Celebrex in the U.S. and Lipitor in the U.S. and Japan	(216)
Other declines from Greenstone	(106)
Other operational factors, net	(125)

Operational decline, net	(1,045)	(1,045)

Operational revenues		12,314
Favorable impact of foreign exchange	117	117

Total Upjohn Revenues decrease	$(929)

Upjohn Revenues, 2018		$12,431

See the “—Revenues by Segment and Geography” and “—Revenues—Selected Product Discussion” sections of this MD&A for additional analyses.

Inventory Stocking

The Upjohn Business’s policy relating to the supply of pharmaceutical inventory at U.S. wholesalers, and in major international markets, is to generally maintain stocking levels under one month on average and to keep monthly levels consistent from year to year based on patterns of utilization. Historically, the Upjohn Business has been able to closely monitor these customer stocking levels by purchasing information from its customers directly or by obtaining other third-party information. The Upjohn Business believes its data sources to be directionally reliable but cannot verify their accuracy. Further, as the Upjohn Business does not control this third-party data, it cannot be assured of continuing access. Unusual buying patterns and utilization are promptly investigated. In the first three months of 2020, pharmacies purchased incremental stock to ensure supply during the COVID-19 pandemic period. See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

Revenue Deductions

Gross product revenues of the Upjohn Business are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of related obligations, and as such, knowledge and judgment are required when estimating the impact of these revenue deductions on gross sales for a reporting period. Historically, the Upjohn Business’s adjustments of estimates to reflect actual results or updated expectations have not been material to its overall business. On a quarterly basis, its adjustments of estimates to reflect actual results generally have been less than 1% of revenues and have resulted in either a net increase or a net decrease in revenues. Product-specific rebates, however, can have a significant impact on year-over-year individual product growth trends.

The following table provides information about revenue deductions:

	Three Months Ended		Year Ended December 31,
(millions of dollars)	March 29, 2020	March 31, 2019	2019	2018	2017
Medicare rebates(a)	$25	$298	$682	$1,200	$959
Medicaid and related state program rebates(a)	21	262	677	985	908
Performance-based contract rebates(a), (b)	282	368	1,372	1,560	1,744
Chargebacks(c)	388	776	2,185	3,507	3,048
Sales allowances(d)	407	459	1,895	2,053	2,041
Sales returns and cash discounts	51	82	424	467	431

Total(e)	$1,174	$2,245	$7,234	$9,774	$9,131

(a)	Rebates are product-specific and, therefore, for any given year are impacted by the mix of products sold. Medicare rebates are inclusive of the Medicare “coverage gap” discount.

(b)

Performance-based contract rebates include contract rebates with managed care organizations (“MCOs”) primarily within the U.S., including health maintenance organizations and pharmacy benefit managers (“PBMs”), who receive rebates based on the achievement of contracted performance terms and claims under these contracts. Outside the U.S., performance-based contract rebates include rebates to wholesalers/distributors based on achievement of contracted performance for specific products or sales milestones.

(c)	Chargebacks primarily represent reimbursements to U.S. wholesalers for honoring contracted prices to third parties.

(d)	Sales allowances primarily represent price reductions that are contractual or legislatively mandated outside the U.S., discounts and distribution fees.

(e)

For the three months ended March 29, 2020 and March 31, 2019, associated with the following segments: Developed Markets ($1.0 billion and $2.1 billion), Greater China ($64 million and $101 million) and Emerging Markets ($77 million and $70 million). For the years ended December 31, 2019, 2018 and 2017, associated with the following segments: Developed Markets ($6.5 billion, $9.0 billion and $8.4 billion), Greater China ($427 million, $391 million and $281 million) and Emerging Markets ($320 million, $345 million and $468 million).

Total revenue deductions for the first three months of 2020 decreased 48% as compared to the first three months of 2019, primarily as a result of:

•

a decrease in Medicare rebates and Medicaid and related state program rebates, primarily driven by a significant decrease in Lyrica sales in the U.S. due to multi-source generic competition that began in July 2019;

•

lower chargebacks to U.S. wholesalers on certain products mostly as a result of a certain contract related to Viagra, which ended in March 2019, and reduced Lyrica volumes due to the loss of exclusivity and resulting multi-source generic competition that began in July 2019; and

•	a decrease in contract rebates in the U.S., as well as decrease in cash discounts, both primarily driven by lower sales of Lyrica following loss of exclusivity.

Total revenue deductions for 2019 decreased 26% as compared to 2018, primarily as a result of:

•

lower chargebacks to U.S. wholesalers on certain products mostly as a result of a certain contract related to Viagra, which ended in March 2019, and reduced Lyrica volumes due to loss of exclusivity and resulting multi-source generic competition that began in July 2019;

•

a decrease in Medicare rebates and Medicaid and related state program rebates, primarily driven by a significant decrease in Lyrica sales in the U.S. due to multi-source generic competition that began in July 2019;

•	a decrease in contract rebates in the U.S., primarily driven by reduced Lyrica and Viagra volumes following loss of exclusivity;

•	a decrease in sales allowances, primarily related to Greenstone products in the U.S.; and

•

a net decrease in sales returns and cash discounts, primarily due to a decrease in cash discounts, primarily in the U.S. due to lower sales of Lyrica and Viagra following loss of exclusivity, partially offset by an increase in sales returns, primarily for Lyrica in the U.S. due to loss of exclusivity and resulting multi-source generic competition that began in July 2019.

Total revenue deductions for 2018 increased 7% compared to 2017, primarily as a result of:

•	higher chargebacks to U.S. wholesalers on certain products mostly as a result of a certain contract related to Viagra and higher chargebacks in the Greenstone business; and

•	an increase in Medicare rebates and Medicaid and related state program rebates, including an increase in amounts related to the Medicare “coverage gap,”

partially offset by

•	a decline in performance-based contract rebates due to the Viagra sales declines in the U.S.

In 2019, Lyrica accounted for approximately 85% of rebates in the U.S. compared to 88% in 2018. The decrease of Lyrica rebates in the U.S. reflects the expiration of patent protection in June 2019. In addition, a certain contract related to Viagra ended in March 2019 and as a result, net revenues as well as chargebacks declined.

For information on the accruals for Medicare rebates, Medicaid and related state program rebates, performance-based contract rebates, chargebacks, sales allowances and sales returns and cash discounts, including the balance sheet classification of these accruals, see Notes to Combined Financial Statements—Note 3F. Significant Accounting Policies: Revenues and Trade Accounts Receivable and Notes to Unaudited Condensed Combined Financial Statements—Note 2B. Significant Accounting Policies: Revenues and Trade Accounts Receivable.

Revenues by Segment and Geography

Global revenues by operating segment were as follows:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$1,127	$2,006	(44)	(43)	$6,748	$8,848	$10,203	(24)	(23)	(13)	(14)
Greater China	481	811	(41)	(40)	2,430	2,396	1,950	1	6	23	20
Emerging Markets	253	253	—	1	1,065	1,186	1,207	(10)	(7)	(2)	—

Total	$1,861	$3,071	(39)	(39)	$10,244	$12,431	$13,359	(18)	(16)	(7)	(8)

Certain amounts and percentages may reflect rounding adjustments.

Total revenues in the U.S. were $345 million for the first three months of 2020 and $1.2 billion for the same period in 2019. Total revenues in the U.S. were $3.3 billion in 2019, $5.1 billion in 2018 and $6.1 billion in 2017. Revenues exceeded $200 million in each of four countries outside the U.S. in 2019, 2018 and 2017. The U.S., China and Japan were the only countries to contribute more than 10% of total revenue in 2019, 2018 and 2017 and collectively represented 69%, 72% and 71% of total revenues in 2019, 2018 and 2017, respectively. Outside the U.S., China, Japan, and, in 2019 only, South Korea, no country individually contributed more than 3% of total revenues in 2019, 2018 and 2017.

For additional information about operating segment revenues, see the “—Analysis of Operating Segment Information” section of this MD&A.

Significant Product Revenues

The following table provides detailed revenue information for several of the Upjohn Business’s major products:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Lipitor	$406	$624	(35)	(34)	$1,972	$2,029	$1,851	(3)	1	10	7
Lyrica	345	1,174	(71)	(71)	3,330	4,975	5,077	(33)	(33)	(2)	(2)
Norvasc	194	302	(36)	(35)	953	1,023	932	(7)	(3)	10	8
Celebrex	155	176	(12)	(12)	724	670	775	8	10	(13)	(15)
Viagra	128	153	(16)	(16)	526	659	1,204	(20)	(17)	(45)	(46)
Effexor	78	77	1	2	334	316	297	6	8	6	6
Zoloft	78	69	14	17	294	301	291	(2)	2	4	4
Xalatan/Xalacom	61	62	(1)	—	281	316	335	(11)	(8)	(6)	(7)
Xanax	46	37	24	27	197	198	225	(1)	4	(12)	(13)
Revatio	18	44	(59)	(59)	136	214	252	(36)	(35)	(15)	(16)
Greenstone(a)	133	125	6	6	538	626	833	(14)	(14)	(25)	(25)
Other	219	228	(4)	(3)	958	1,103	1,287	(13)	(10)	(14)	(15)

Total revenues	$1,861	$3,071	(39)	(39)	$10,244	$12,431	$13,359	(18)	(16)	(7)	(8)

(a)

Includes revenues of approximately $52 million in the first three months of 2020, $44 million in the first three months of 2019, $174 million in 2019, $159 million in 2018 and $167 million in 2017 associated with the sale of generic medicines under a three-year license agreement entered into with Allergan in March of 2016. In October 2018, the agreement was extended through December 2021. Under the agreement, on a quarterly basis, the Upjohn Business makes a profit-sharing payment to Allergan.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of product exclusivity impacting product revenues.

See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

Revenues—Selected Product Discussion

The tables below provide worldwide revenues, by geography, for selected products. References to total change pertain to period-over-period growth rates that include foreign exchange. The difference between the total change and operational change represents the impact of foreign exchange. Amounts may not add due to rounding. All percentages have been calculated using unrounded amounts.

•	Lipitor:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$117	$123	(5)	(3)	$523	$527	$623	(1)	3	(15)	(18)
Greater China	226	438	(48)	(47)	1,227	1,255	986	(2)	2	27	24
Emerging Markets	63	62	1	2	223	247	242	(10)	(7)	2	4

Worldwide revenues	$406	$624	(35)	(34)	$1,972	$2,029	$1,851	(3)	1	10	7

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 34% in the first three months of 2020 was primarily due to the unfavorable impact resulting from the volume-based procurement program in China, which was initially implemented in March 2019, and expanded nationwide beginning in December 2019.

Revenues—2019

The worldwide operational growth of 1% in 2019 was mostly due to increased volume-driven demand in China driven by investments to expand into additional geographic areas in provinces in China where the volume-based procurement program had not yet been implemented, partially offset by declines driven by the anticipated unfavorable impact resulting from the March 2019 Chinese government implementation of a volume-based procurement program in certain cities and discontinued sales in Saudi Arabia.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

Revenues—2018

The worldwide operational growth of 7% in 2018 was primarily driven by a 13% operational increase in international markets due to significant increased demand and volume growth in China, partially offset by pricing pressures in China, generic competition in Japan, and the non-recurrence of favorable U.S. rebates that occurred in 2017.

•	Lyrica:

Lyrica lost exclusivity in the U.S. in June 2019 and anticipated multi-source generic competition began on July 19, 2019.

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$299	$1,127	(73)	(73)	$3,125	$4,765	$4,862	(34)	(34)	(2)	(2)
Greater China	16	16	—	1	71	59	44	19	22	35	34
Emerging Markets	30	31	(5)	(3)	135	151	172	(11)	(8)	(12)	(11)

Worldwide revenues	$345	$1,174	(71)	(71)	$3,330	$4,975	$5,077	(33)	(33)	(2)	(2)

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 71% in the first three months of 2020 was primarily due to declines in the U.S. primarily due to the expected significantly lower volumes driven by multi-source generic competition that began in July 2019.

Revenues—2019

The worldwide operational decline of 33% in 2019 was driven by (i) declines in the U.S. primarily due to lower volumes driven by multi-source generic competition that began in July 2019; and (ii) generic competition in developed Europe markets and pricing pressures across international markets, partially offset by increased volumes in Japan attributable to growth in the orally dissolving tablet formulation, and increased volumes in China and Russia.

Revenues—2018

The worldwide operational decline of 2% in 2018 was primarily driven by continuing declines from losses of exclusivity in mature Europe markets and Australia, partially offset by growth in the U.S. and growth in the orally dissolving tablet formulation in Japan.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of Lyrica product exclusivity impacting product revenues.

•	Norvasc:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$64	$77	(17)	(15)	$300	$319	$352	(6)	(3)	(9)	(11)
Greater China	103	200	(48)	(47)	536	558	454	(4)	1	23	19
Emerging Markets	26	25	5	8	116	146	126	(20)	(16)	16	20

Worldwide revenues	$194	$302	(36)	(35)	$953	$1,023	$932	(7)	(3)	10	8

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 35% in the first three months of 2020 was primarily due to the unfavorable impact resulting from the volume-based procurement program in China, which was initially implemented in March 2019, and expanded nationwide beginning in December 2019.

Revenues—2019

The worldwide operational decline of 3% in 2019 was primarily due to declines driven by the anticipated unfavorable impact resulting from the March 2019 Chinese government implementation of a volume-based procurement program in certain cities as well as lower volumes in Japan and discontinued sales in Venezuela, partially offset by increased volume-driven demand in China driven by investments in geographic expansion in provinces in China where the volume-based procurement program had not yet been implemented.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

Revenues—2018

The worldwide operational growth of 8% in 2018 was primarily driven by a 9% operational increase in international markets due to significant increased volume-driven demand in China, partially offset by generic competition in Japan and pricing pressures in China.

•	Celebrex:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$93	$96	(3)	(3)	$422	$375	$472	13	13	(21)	(22)
Greater China	39	47	(18)	(17)	177	154	132	15	20	16	14
Emerging Markets	23	33	(29)	(29)	125	142	170	(11)	(10)	(17)	(17)

Worldwide revenues	$155	$176	(12)	(12)	$724	$670	$775	8	10	(13)	(15)

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 12% in the first three months of 2020 was primarily due to lower volumes across emerging markets, primarily in China, where product sales were impacted by the COVID-19 pandemic, and in Southeast Asia markets.

See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

Revenues—2019

The worldwide operational growth of 10% in 2019 was mainly due to higher volumes in China, driven by investments in geographic expansion, and higher volumes in Japan, partially offset by supply and pricing pressures in certain emerging markets.

Revenues—2018

The worldwide operational decline of 15% in 2018 was primarily driven by lower volumes and the non-recurrence of a sales deduction reversal in 2017 in the U.S., as well as pricing pressure in Mexico and China, partially offset by increased volume demand in China.

•	Viagra:

Viagra lost exclusivity in the U.S. in December 2017.

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$64	$83	(23)	(23)	$257	$405	$969	(37)	(34)	(58)	(58)
Greater China	47	54	(13)	(12)	199	178	164	12	17	8	5
Emerging Markets	17	16	8	8	69	77	72	(10)	(8)	7	8

Worldwide revenues	$128	$153	(16)	(16)	$526	$659	$1,204	(20)	(17)	(45)	(46)

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 16% in the first three months of 2020 was primarily driven by continued volume erosion due to multi-source generic competition in the U.S., as well as lower volumes in China, where product sales were impacted by the COVID-19 pandemic.

See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

Revenues—2019

The worldwide operational decline of 17% in 2019 was primarily driven by the loss of exclusivity in the U.S. in December 2017 contributing to lower volumes and pricing pressures, lower volumes across certain developed markets and certain emerging markets, and pricing pressures in China, partially offset by increased retail demand growth in China. Sales of Viagra Connect, the over-the-counter Viagra product in the U.K., were approximately $25 million in 2019.

Revenues—2018

The worldwide operational decline of 46% in 2018 was primarily driven by a 72% decrease in the U.S. driven by generic competition that began in December 2017 when Viagra lost exclusivity. Internationally, there was increased demand in Emerging Markets and China, and the launch of Viagra Connect, the over-the-counter Viagra product, in the U.K. in March 2018.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of Viagra product exclusivity impacting product revenues.

•	Greenstone:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$133	$125	6	6	$538	$626	$833	(14)	(14)	(25)	(25)
Greater China	—	—	—	—	—	—	—	—	—	—	—
Emerging Markets	—	—	—	—	—	—	—	—	—	—	—

Worldwide revenues	$133	$125	6	6	$538	$626	$833	(14)	(14)	(25)	(25)

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational growth of 6% in the first three months of 2020 was primarily due to increased sales of diclofenac epolamine topical patch (Greenstone’s authorized generic of Pfizer’s Flector Patch) and products under the license agreement entered into with Allergan, along with increased sales of azithromycin during March 2020 as the COVID-19 pandemic began to have deeper impact in the U.S., partially offset by a continued decline in sales of medroxyprogesterone intramuscular (“IM”) (Greenstone’s authorized generic of Pfizer’s Depo-Provera). While it appears that physicians may have been prescribing azithromycin to treat certain patients with COVID-19 related conditions, the product is not approved for use in the treatment and prevention of COVID-19, and, therefore, the Upjohn Business does not know the benefit/risk profile for its use in this disease.

See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

Revenues—2019

The worldwide operational decline of 14% in 2019 was primarily driven by a decline in sales of sildenafil citrate (Greenstone’s authorized generic of Viagra) and medroxyprogesterone IM as a result of generic competition in the U.S., as well as a decline in sales of atorvastatin, partially offset by new sales of diclofenac epolamine topical patch and increased sales of products under the license agreement entered into with Allergan.

Revenues—2018

The worldwide operational decline of 25% in 2018 was primarily driven by a decline in sales of medroxyprogesterone IM as a result of generic competition in the U.S. following the entry of a Depo-Provera generic competitor in January 2018, as well as a decline in generic atorvastatin sales in the U.S.

•	All Other:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$357	$375	(5)	(4)	$1,583	$1,832	$2,093	(14)	(11)	(12)	(14)
Greater China	49	55	(11)	(10)	221	193	169	15	19	14	12
Emerging Markets	95	87	9	11	397	424	425	(6)	(3)	—	2

Worldwide revenues	$501	$517	(3)	(2)	$2,200	$2,448	$2,687	(10)	(7)	(9)	(10)

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 2% in the first three months of 2020 was primarily due to lower U.S. oral suspension formulation sales of Revatio and related pricing pressures due to a recent generic entry during 2019, partially offset by increased Zoloft sales, primarily in Brazil, Italy and China.

Revenues—2019

The worldwide operational decline of 7% in 2019 was primarily due to lower sales of Relpax in the U.S. from continued generic competition, lower U.S. oral suspension formulation sales of Revatio and related pricing pressures due to a recent generic entry, lower sales of Relpax in Japan due to loss of exclusivity in December 2018 and lower sales across products in developed Europe markets, partially offset by higher sales volume growth of Effexor in Japan and Zoloft, Effexor and other products in China.

Revenues—2018

The worldwide operational decline of 10% in 2018 was primarily driven by continuing declines following the loss of exclusivity for Relpax in the U.S., lower sales of Xanax in the U.S., Revatio in Europe and Xalatan/Xalacom in Europe and Japan, among others, partially offset by higher sales of Effexor in Japan and Zoloft in China.

See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information regarding the expiration of various patent rights.

See Notes to Combined Financial Statements—Note 18C. Segment, Geographic and Revenue Information: Other Revenue Information and Notes to Unaudited Condensed Combined Financial Statements—Note 14B. Segment, Geographic and Revenue Information: Other Revenue Information for additional information regarding the selected products discussed above.

See Notes to Combined Financial Statements—Note 17. Commitments and Contingencies and Notes to Unaudited Condensed Combined Financial Statements—Note 13. Commitments and Contingencies for a discussion of recent developments concerning product litigation relating to certain of the products discussed above.

Product Developments

In 2019, the Upjohn Business submitted five Abbreviated New Drug Applications for authorized generics in Japan. In February 2020, the Japanese Ministry of Health, Labor and Welfare approved the Upjohn Business’s authorized generic of celecoxib, representing the first of the requested approvals. The Upjohn Business expects to launch the authorized generic of celecoxib in Japan during the second half of 2020.

Costs and Expenses

Our response to the COVID-19 pandemic increased certain operating expenses in the first three months of 2020, including expenses incurred to protect colleagues that continue to work in our manufacturing facilities, incremental transport expenses to ensure supply chain continuity and other expenses incurred to comply with other restrictions related to COVID-19. At the same time, the COVID-19 pandemic caused a reduction in certain other operating expenses in the first three months of 2020, as meetings and business travel were paused, including in-person meetings with healthcare professionals in impacted markets.

Cost of Sales

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Cost of sales	$400	$398	—	$1,713	$2,003	$2,036	(14)	(2)
As a percentage of Revenues	21.5%	13.0%		16.7%	16.1%	15.2%

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Cost of sales increased $1 million, or less than 1%, in the first three months of 2020, compared to the same period in 2019, primarily due to:

•

the net impact of unfavorable manufacturing variances of $28 million, including the reduction of a favorable variance from the first three months of 2019 coming primarily from lower atorvastatin active product ingredient import duties in China;

•	the unfavorable impact of foreign exchange of $23 million;

•	increased cost of sales in the U.S. from higher sales volumes of certain Greenstone products; and

•	the non-recurrence of a reversal of a royalty reserve, primarily for Xalacom, of $12 million in the first three months of 2019,

partially offset by

•	lower sales volumes as discussed above in Revenues, including a cost of goods sold impact of $61 million due to the June 2019 loss of exclusivity of Lyrica in the U.S.; and

•	the favorable impact of allocated gains of $4 million associated with Pfizer hedging activity on intercompany inventory.

Cost of sales as a percentage of Revenues increased 8.5 percentage points, driven by lower Lyrica revenues, primarily in the U.S. due to multi-source generic competition that began in July 2019, lower Lipitor and Norvasc revenues due to the VBP program in China, which was initially implemented in March 2019, and expanded nationwide beginning in December 2019, and an unfavorable impact of foreign exchange, partially offset by lower royalty expense for Lyrica due to the U.S. patent expiration.

2019 vs. 2018

Cost of sales decreased $290 million, or 14%, in 2019, compared to 2018, primarily due to:

•	lower sales volumes as discussed above in Revenues, including a cost of goods sold impact of $131 million due to the June 2019 loss of exclusivity of Lyrica in the U.S.;

•	the favorable impact of allocated gains of $51 million associated with Pfizer hedging activity on intercompany inventory;

•	the favorable impact of foreign exchange of $41 million;

•	the impact of allocated Pfizer global supply network favorable distribution variances; and

•	lower allocated Puerto Rico excise taxes due to lower sales in 2019,

partially offset by:

•	increased cost of sales in China from higher sales volumes of various products; and

•	increased cost of sales in Japan from higher sales volumes of Lyrica, Celebrex and Effexor.

The increase in Cost of sales as a percentage of Revenues in 2019, compared to 2018, was primarily due to the factors discussed above.

2018 vs. 2017

Cost of sales decreased $33 million, or 2%, in 2018, compared to 2017, primarily due to:

•

the non-recurrence of $102 million in inventory losses, overhead costs, and incremental costs related to the period in 2017 during which our Puerto Rico plants were not operational due to hurricanes (for more information, see below); and

•	lower sales volumes of the Greenstone products and Lyrica in Europe and Australia,

partially offset by:

•

increased sales volumes primarily related to key products within our product portfolio, such as Lyrica primarily in the U.S. and Japan, Lipitor primarily in China and Brazil, and Norvasc primarily in China;

•	the unfavorable impact of foreign exchange of $15 million; and

•	the unfavorable impact of allocated losses of $19 million associated with Pfizer hedging activity on intercompany inventory.

The increase in Cost of sales as a percentage of Revenues in 2018, compared to 2017, was primarily due to the decline in revenues as well as all of the factors discussed above.

Impact of Hurricanes in Puerto Rico

We have manufacturing and commercial operations in Puerto Rico, which were impacted by the hurricanes toward the end of the third quarter in 2017. While our two manufacturing sites in Puerto Rico sustained some damage and became inoperable due to issues impacting Puerto Rico overall, both sites have resumed operations and remediation activities were completed in 2018.

Selling, Informational and Administrative (“SI&A”) Expenses

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Selling, informational and administrative expenses	$413	$535	(23)	$2,252	$2,568	$2,771	(12)	(7)
As a percentage of Revenues	22.2%	17.4%		22.0%	20.7%	20.7%

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

SI&A expenses decreased $122 million, or 23%, in the first three months of 2020, compared to the same period in 2019, primarily due to:

•

a decrease in the allocation from Pfizer of general and administrative and other marketing expenses, partially offset by an increase in direct expenses incurred by the Upjohn Business for certain support functions, which were historically provided on a centralized basis by Pfizer, to better position the Upjohn Business to operate as a stand-alone division within Pfizer;

•

a reduction in field force, advertising and promotion and general and administrative expenses in China, primarily related to the sales decline of Lipitor and Norvasc primarily due to the volume-based procurement program in China, which was initially implemented in March 2019, and expanded nationwide beginning in December 2019, and lower meeting and travel expenses as a result of the disruption from the COVID-19 pandemic;

•	a reduction in advertising and promotion and field force expenses in Developed Markets, primarily related to Lyrica in the U.S.; and

•	the favorable impact of foreign exchange of $4 million,

partially offset by:

•	an increase in U.S. healthcare reform expenses of $22 million, reflecting a refinement of the allocation from Pfizer for the estimated U.S. healthcare fee associated with the Upjohn Business; and

•

an increase in field force, advertising and promotion, other marketing and general and administrative expenses in Emerging Markets, as such operating segment within the Upjohn Business has now been fully stood up since the Upjohn Business organization began on January 1, 2019.

SI&A expenses as a percentage of Revenues increased 4.8 percentage points in the first three months of 2020, driven primarily by (i) a significant shift in the geographic mix of revenues following the decline in U.S. revenues primarily for Lyrica due to multi-source generic competition that began in July 2019 (international revenues represented 81% of total Upjohn Business revenues in the first three months of 2020, as compared to 61% in the first three months of 2019); (ii) an increase in direct expenses for certain enabling and commercial support functions and activities, including for the Emerging Markets operating segment as part of standing up the Upjohn Business; and (iii) higher U.S. healthcare reform expenses, reflecting a refinement of the allocation from Pfizer.

2019 vs. 2018

SI&A expenses decreased $317 million, or 12%, in 2019, compared to 2018, primarily due to:

•	a reduction in field force and advertising and promotion expenses in Developed Markets, primarily related to Lyrica in the U.S.;

•	the favorable impact of foreign exchange of $56 million; and

•	the non-recurrence of a special, one-time bonus paid in 2018 to virtually all Pfizer colleagues, excluding executives, of $30 million in 2018,

partially offset by:

•	investments in China across key brands.

2018 vs. 2017

SI&A expenses decreased $203 million, or 7%, in 2018, compared to 2017, primarily due to:

•	decreased investments across several key products, primarily Viagra and Lyrica;

•	lower advertising, promotional and field force expenses, as well as general and administrative expenses, reflecting the benefits of cost-reduction and productivity initiatives; and

•	lower healthcare reform expenses of $42 million,

partially offset by:

•	additional investments in China, primarily for Lipitor and Norvasc; and

•	a special, one-time bonus paid in 2018 to virtually all Pfizer colleagues, excluding executives, of $30 million.

Research and Development (“R&D”) Expenses

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Research and development expenses	$60	$62	(3)	$279	$308	$343	(9)	(10)
As a percentage of Revenues	3.2%	2.0%		2.7%	2.5%	2.6%

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

R&D expenses decreased $2 million, or 3%, in the first three months of 2020, compared to the same period in 2019, primarily due to decreased spending for several programs, including Lyrica post-approval safety and efficacy studies.

2019 vs. 2018

R&D expenses decreased $29 million, or 9%, in 2019, compared to 2018, primarily due to a decrease in the expense allocations for research, development and medical functions provided by Pfizer’s research and development organization to the Upjohn Business as a result of the further rationalization of services as part of Pfizer’s reorganization that took place on January 1, 2019 and decreased spending for several programs for Lyrica post-approval safety and efficacy studies, partially offset by increased spending for programs related to Geodon post-approval studies and for pipeline product development and the non-recurrence of a Celebrex study close-out adjustment in 2018.

2018 vs. 2017

R&D expenses decreased $35 million, or 10%, in 2018, compared to 2017, primarily due to decreased spending for several programs for Lyrica post-approval safety and efficacy studies.

For additional information on Cost of sales, SI&A and R&D expenses by operating segment, see the “—Analysis of Operating Segment Information” section of this MD&A.

Amortization of Intangible Assets

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Amortization of intangible assets	$36	$39	(6)	$148	$157	$166	(5)	(6)
As a percentage of Revenues	2.0%	1.3%		1.5%	1.3%	1.2%

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Amortization of intangible assets decreased $2 million, or 6%, in the first three months of 2020, compared to the same period in 2019, primarily due to assets that became fully amortized at the end of their estimated useful lives.

2019 vs. 2018

Amortization of intangible assets decreased $9 million, or 5%, in 2019, compared to 2018, primarily due to assets that became fully amortized at the end of their estimated useful lives.

2018 vs. 2017

Amortization of intangible assets decreased $10 million, or 6%, in 2018, compared to 2017, primarily due to assets that became fully amortized at the end of their estimated useful lives.

See also Notes to Combined Financial Statements—Note 12A. Identifiable Intangible Assets and Goodwill: Identifiable Intangible Assets and Notes to Unaudited Condensed Combined Financial Statements—Note 9A. Identifiable Intangible Assets and Goodwill: Identifiable Intangible Assets.

Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Costs associated with cost-reduction/productivity initiatives(a)	$19	$15	30	$185	$89	$(21)	*	*

*	Indicates calculation not meaningful or result is equal to or greater than 100%.

(a)

The costs associated with cost-reduction/productivity initiatives are predominately termination costs. Allocation of costs associated with cost-reduction/productivity initiatives was: $1 million in the first three months of 2020; $9 million in the first three months of 2019; $45 million in 2019, $104 million in 2018 and $59 million in 2017. For additional information, see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives.

Pfizer Cost-Reduction/Productivity Initiatives

The Upjohn Business has incurred costs associated with Pfizer’s global cost-reduction/productivity initiatives across the enterprise, which in large part relate to employee termination costs. During 2018, Pfizer reviewed its business operations and determined that, at the start of its 2019 fiscal year, Pfizer would begin operating under a new commercial structure, which reorganized the Pfizer operations into three businesses—Biopharma, a science-based Innovative medicines business; the Upjohn Business; and a Consumer Healthcare business. As part of the Pfizer reorganization, the Upjohn Business was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing, regulatory and, subject to limited exceptions, enabling functions, which better enables the Upjohn Business to optimize its growth potential. Through March 29, 2020, the Upjohn Business has incurred cumulative direct and allocated restructuring and implementation costs of approximately $374 million (of which approximately $159 million are direct costs) under Pfizer’s global combined program of 2017-2019 and Organizing for Growth cost-reduction/productivity initiatives. The Upjohn Business expects to incur approximately $8 million of additional direct restructuring charges and implementation costs primarily over the remainder of 2020 and into 2021 to complete activities associated with this combined program of global cost-reduction/productivity initiatives. The total cumulative costs associated with Pfizer’s global combined program of 2017-2019 and Organizing for Growth cost-reduction/productivity initiatives of approximately $382 million (of which approximately 15% are non-cash costs) are expected to achieve annual targeted cost savings of approximately $330 million for the Upjohn Business. For additional information about this program, see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives.

In addition to these major initiatives, the Upjohn Business continuously monitors its operations for cost-reduction and/or productivity opportunities.

Other (Income)/Deductions—Net

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Other (income)/deductions—net	$51	$37	39	$362	$300	$288	21	4

Included in Other (income)/deductions—net is allocated Pfizer net interest-related expense of $54 million in the first three months of 2020, $79 million in the first three months of 2019, $288 million in 2019, $252 million in 2018 and $259 million in 2017. For information about the components of Other (income)/deductions—net, see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net and Notes to Unaudited Condensed Combined Financial Statements—Note 4. Other (Income)/Deductions—Net.

See also the “—Analysis of Operating Segment Information” section of this MD&A.

Provision/(Benefit) for Taxes on Income

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Provision/(benefit) for taxes on income	$103	$255	(59)	$409	$925	$(2,366)	(56)	*
Effective tax rate on operations	11.7%	12.8%		7.7%	13.1%	(30.2)%

*	Indicates calculation not meaningful or result is equal to or greater than 100%.

For information about the effective tax rate of the Upjohn Business and the events and circumstances contributing to the changes between periods, see Notes to Combined Financial Statements—Note 7. Tax Matters and Notes to Unaudited Condensed Combined Financial Statements—Note 5. Tax Matters.

Changes in Tax Laws

On December 22, 2017, the U.S. enacted significant changes to U.S. tax law following the passage and signing of the TCJA. The TCJA is complex and significantly changes the U.S. corporate income tax system by, among other things, reducing the U.S. Federal corporate tax rate from 35% to 21%, transitioning U.S. international taxation from a worldwide tax system to a territorial tax system and imposing a repatriation tax on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries. In accordance with guidance issued by the SEC, the Upjohn Business recorded provisional estimates of the legislation in the fourth-quarter 2017. In 2018, the Upjohn Business finalized its provisional accounting for the tax effects of the TCJA based on its best estimates of available information and data, and has reported and disclosed the impacts within the applicable measurement period, in accordance with guidance provided by the SEC. For additional information, see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income, Notes to Unaudited Condensed

Combined Financial Statements—Note 5A. Tax Matters: Taxes on Income, and the “––Analysis of Financial Condition, Liquidity and Capital Resources—Selected Measures of Liquidity and Capital Resources—Contractual Obligations” section of this MD&A.

On January 23, 2017, the Governor of Puerto Rico signed into law Act No. 3-2017, amending Section 2101 of the Puerto Rico Internal Revenue Code of 1994, which imposes an excise tax that was effective beginning in 2011 (Act 154). The excise tax is imposed on the purchase of products by multinational corporations and their affiliates from their Puerto Rico affiliates. As originally adopted, the excise tax was to be in effect from 2011 through 2016 and the tax rate was to decline over time from 4% in 2011 to 1% in 2016. Act No. 2-2013 extended the excise tax through 2017 and, effective July 1, 2013, increased the tax rate to 4% for all years through 2017. Act No. 3-2017 further extended the excise tax for all years through 2027 at a rate of 4%. The excise tax has been recorded in Cost of sales and Provision/(benefit) for taxes on income, as appropriate.

Non-GAAP Financial Measure (“Adjusted Income”)

General Description of Non-GAAP Financial Measure (“Adjusted Income”)

Adjusted income is an alternative view of performance used by management. The Upjohn Business measures the performance of the overall company on this basis in conjunction with other performance metrics. Because Adjusted income is an important internal measurement for Pfizer and the Upjohn Business, the Upjohn Business believes that investors’ understanding of its performance is enhanced by disclosing this performance measure. The Upjohn Business presents Adjusted income and certain components of Adjusted income in order to portray the results of its major operations—the manufacture, marketing and sale of pharmaceutical products—prior to considering certain income statement elements. Adjusted income is defined by the Upjohn Business as Net income attributable to the Upjohn Business before the impact of purchase accounting for acquisitions and certain significant items, which are described below. Similarly, it has defined the Adjusted income components as Cost of sales, Selling, informational and administrative expenses, Research and development expenses, Amortization of intangible assets and Other (income)/deductions—net each before the impact of purchase accounting for acquisitions and certain significant items. The Adjusted income measure and the Adjusted income component measures are not, and should not be viewed as, substitutes for U.S. GAAP net income or U.S. GAAP net income components.

The following are examples of how the Adjusted income measure is utilized:

•	senior management of Pfizer and the Upjohn Business receive a monthly analysis of the operating results of the Upjohn Business that is prepared on an Adjusted income basis;

•	the annual budget of the Upjohn Business is prepared on an Adjusted income basis; and

•

Pfizer and the Upjohn Business’s senior management’s annual compensation is derived, in part, using Adjusted income measures. Effective in 2020, the bonus plans for substantially all non-sales-force employees worldwide, including the Upjohn Business Executive Leadership Team members and other members of senior management, are funded from one pool based on Pfizer’s performance and is measured in significant part (prior to 2020, performance was measured in full) by three metrics, one of which is derived from Adjusted income and accounts for 40% of the bonus pool funding. The Upjohn Business is allocated a portion of the funded bonus pool based on its performance. In addition, effective in 2019, Adjusted net income, which is derived from Adjusted income, is one of the measures utilized to determine payout for performance share awards and is used for performance years starting in 2019, except for the 2017 performance share award grant that used the previous metric Adjusted operating income.

Adjusted income and its components are non-GAAP financial measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, are limited in their usefulness to investors. Because of their non-standardized definitions, Adjusted income and its components (unlike U.S. GAAP net income and its components) may not be comparable to the calculation of similar measures of other companies. Adjusted income and its components are presented solely to permit investors to more fully understand how management assesses performance.

The Upjohn Business also recognizes that, as internal measures of performance, the Adjusted income and its components measures have limitations, and it does not restrict its performance-management process solely to these metrics. A limitation of these measures is that they provide a view of operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangibles, and do not provide a comparable view of performance to other companies in the pharmaceutical industry.

See the accompanying reconciliations of certain GAAP reported to non-GAAP adjusted information for the first three months of 2020 and 2019 and for each of the years ended December 31, 2019, 2018 and 2017 below.

Purchase Accounting Adjustments

Adjusted income is calculated prior to considering certain significant purchase accounting impacts resulting from business combinations and net asset acquisitions. These impacts, primarily associated with Pfizer’s acquisitions of Pharmacia in 2003 and Wyeth in 2009, can include amortization related to the increase in fair value of the acquired finite-lived intangible assets, and to a much lesser extent, depreciation related to the increase/decrease in fair value of the acquired fixed assets (primarily manufacturing facilities). Therefore, the Adjusted income measure includes the revenues earned upon the sale of the acquired products without considering the acquisition cost of those products. Upjohn did not complete any business combinations during the periods covered by this MD&A.

Certain of the purchase accounting adjustments can occur through 20 or more years, but this presentation provides an alternative view of the performance of the Upjohn Business that is used by management to internally assess business performance. It is the belief of the Upjohn Business that the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of its business results by trying to provide a degree of parity to internally developed intangible assets for which R&D costs previously have been expensed.

However, a completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted income. This component of Adjusted income is derived solely from the impacts of the items listed in the first paragraph of this section. The impacts of any other differences in experience that might have occurred if the Upjohn Business had discovered and developed those intangible assets on its own have not been factored in, and this approach does not intend to be representative of the results that would have occurred in those circumstances. For example, costs to manufacture may have been different. In addition, marketing efforts of the Upjohn Business may have been received differently by its customers. As such, in total, there can be no assurance that the Adjusted income amounts would have been the same as presented had the Upjohn Business discovered and developed the acquired intangible assets.

Certain Significant Items

Adjusted income is calculated prior to considering certain significant items. Certain significant items represent substantive and/or unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspects of their nature. Certain significant items may be highly variable and difficult to predict. Furthermore, in some cases it is reasonably possible that they could reoccur in future periods. For example, major non-acquisition-related cost-reduction programs stand on their own as they are specific to an event or goal with a defined term, but there may be subsequent programs based on reorganizations of the business, cost productivity or in response to operational or economic conditions. Legal charges to resolve litigation are also related to specific cases, which are facts and circumstances specific. Unusual items may represent items that are not part of the ongoing business; items that, either as a result of their nature or size, would not be expected to occur as part of the normal business on a regular basis; items that would be non-recurring; or items that relate to products the Upjohn Business no longer sells. While not all-inclusive, examples of items that could be included as certain significant items would be major non-acquisition-related restructuring charges and associated implementation costs; amounts related to certain disposals of businesses, products or facilities that do not qualify as discontinued operations under U.S. GAAP; certain intangible asset impairments; allocated Pfizer gains and losses from equity securities because of their inherent volatility, which the Upjohn Business does not control and cannot predict with any level of certainty and because it does not believe that including these gains and losses assists investors in understanding its business or is reflective of its core operations and business; adjustments related to the resolution of certain tax positions; the impact of adopting certain significant, event-driven tax legislation, such as the TCJA discussed in Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income and Notes to Unaudited Condensed Combined Financial Statements—Note 5A. Tax Matters: Taxes on Income; or charges related to certain legal matters, such as certain of those discussed in Notes to Combined Financial Statements—Note 17A. Commitments and Contingencies: Legal Proceedings and Notes to Unaudited Condensed Combined Financial Statements—Note 13A. Commitments and Contingencies: Legal Proceedings. Normal, ongoing defense costs or settlements of and accruals for legal matters made in the normal course of business would not be considered certain significant items.

Reconciliation of U.S. GAAP Reported to Non-GAAP Adjusted Information—Certain Line Items

	Three Months Ended March 29, 2020
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$1,861	$—	$—	$1,861
Cost of sales	400	—	(3)	397
Selling, informational and administrative expenses	413	—	(1)	412
Research and development expenses	60	—	—	60
Amortization of intangible assets	36	(36)	—	—
Restructuring charges/(credits)	15	—	(15)	—
Other (income)/deductions—net	51	1	(2)	50
Income before provision/(benefit) for taxes on income	885	36	21	942
Provision/(benefit) for taxes on income(b)	103	6	3	113
Net income before allocation to noncontrolling interests	782	30	18	830
Net loss attributable to noncontrolling interests	(1)	—	—	(1)
Net income attributable to the Upjohn Business	783	30	18	831

	Three Months Ended March 31, 2019
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$3,071	$—	$—	$3,071
Cost of sales	398	—	(3)	395
Selling, informational and administrative expenses	535	—	(2)	532
Research and development expenses	62	—	(1)	61
Amortization of intangible assets	39	(39)	—	—
Restructuring charges/(credits)	9	—	(9)	—
Other (income)/deductions—net	37	1	10	48
Income before provision/(benefit) for taxes on income	1,991	38	6	2,034
Provision/(benefit) for taxes on income(b)	255	7	30	292
Net income before allocation to noncontrolling interests	1,736	30	(25)	1,742
Net income attributable to noncontrolling interests	1	—	—	1
Net income attributable to the Upjohn Business	1,735	30	(25)	1,741

	Year Ended December 31, 2019
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$10,244	$—	$—	$10,244
Cost of sales	1,713	—	(12)	1,701
Selling, informational and administrative expenses	2,252	(1)	(17)	2,234
Research and development expenses	279	—	(9)	269
Amortization of intangible assets	148	(147)	—	1
Restructuring charges/(credits)	159	—	(159)	—
Other (income)/deductions—net	362	4	(252)	114
Income before provision/(benefit) for taxes on income	5,331	145	449	5,925
Provision/(benefit) for taxes on income(b)	409	24	464	898
Net income before allocation to noncontrolling interests	4,922	121	(15)	5,028
Net income attributable to noncontrolling interests	5	—	—	5
Net income attributable to the Upjohn Business	4,917	121	(15)	5,023

	Year Ended December 31, 2018
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$12,431	$—	$—	$12,431
Cost of sales	2,003	—	(19)	1,983
Selling, informational and administrative expenses	2,568	(2)	(48)	2,519
Research and development expenses	308	—	(1)	307
Amortization of intangible assets	157	(156)	—	1
Restructuring charges/(credits)	39	—	(39)	—
Other (income)/deductions—net	300	7	(80)	227
Income before provision/(benefit) for taxes on income	7,056	151	188	7,395
Provision/(benefit) for taxes on income(b)	925	26	74	1,026
Net income before allocation to noncontrolling interests	6,131	125	113	6,369
Net income attributable to noncontrolling interests	3	—	—	3
Net income attributable to the Upjohn Business	6,128	125	113	6,367

	Year Ended December 31, 2017
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$13,359	$—	$—	$13,359
Cost of sales	2,036	(1)	(145)	1,891
Selling, informational and administrative expenses	2,771	(2)	(16)	2,753
Research and development expenses	343	—	(1)	342
Amortization of intangible assets	166	(166)	—	1
Restructuring charges/(credits)	(80)	—	80	—
Other (income)/deductions—net	288	10	(114)	184
Income before provision/(benefit) for taxes on income	7,835	159	195	8,189
Provision/(benefit) for taxes on income(b)	(2,366)	35	5,005	2,673
Net income before allocation to noncontrolling interests	10,201	124	(4,809)	5,516
Net income attributable to noncontrolling interests	3	—	—	3
Net income attributable to the Upjohn Business	10,199	124	(4,809)	5,513

(a)	For details of adjustments, see “Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP Adjusted Income” below.
(b)

The effective tax rate on Non-GAAP Adjusted income was 12.0% in the first three months of 2020, compared to 14.4% in the first three months of 2019. The decrease in the effective tax rate on Non-GAAP Adjusted income for the first three months of 2020 compared with the first three months of 2019 was primarily due to the favorable change in the jurisdictional mix of earnings as a result of operating fluctuations in the normal course of business and an increase in tax benefits associated with the resolution of certain tax positions pertaining to prior years primarily with foreign tax authorities and the expiration of certain statutes of limitations. The effective tax rate on Non-GAAP Adjusted income was 15.1%, 13.9% and 32.6% in the years ended December 31, 2019, 2018 and 2017, respectively. The increase in the effective tax rate on Non-GAAP Adjusted income for 2019 compared with 2018 was primarily due to an unfavorable change in the jurisdictional mix of earnings as a result of operating fluctuations in the normal course of business, as well as a decrease in tax benefits associated with the resolution of certain tax positions pertaining to prior years primarily with various foreign tax authorities and the expiration of certain statutes of limitations. The decrease in the effective tax rate on Non-GAAP Adjusted income for 2018 compared with 2017 was primarily due to tax benefits associated with the December 2017 enactment of the TCJA, a favorable change in the jurisdictional mix of earnings as a result of operating fluctuations in the normal course of business, as well as an increase in benefits associated with the resolution of certain tax positions pertaining to prior years primarily with various foreign tax authorities and the expiration of certain statutes of limitations.

Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP Adjusted Income

Adjusted income, as shown above, excludes the following items:

	Three Months Ended		Year Ended December 31,
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	2019	2018	2017
Purchase accounting adjustments
Amortization of intangible assets(a)	$36	$39	$147	$156	$166
Other	(1)	(1)	(2)	(5)	(7)

Total purchase accounting adjustments—pre-tax	36	38	145	151	159
Income taxes(b)	(6)	(7)	(24)	(26)	(35)

Total purchase accounting adjustments—net of tax	30	30	121	125	124

Certain significant items
Restructuring charges/(credits)––cost-reduction initiatives(c)	15	9	159	39	(80)
Implementation costs and additional depreciation—asset restructuring(d)	4	6	26	49	59
Certain legal matters, net(e)	1	(6)	252	73	128
Inventory losses and other costs due to Hurricanes in Puerto Rico(f)	—	—	(1)	(13)	102
One-time bonus related to enactment of TCJA(g)	—	—	—	30	—
Other(h)	1	(3)	13	9	(14)

Total certain significant items—pre-tax	21	6	449	188	195
Income taxes(i)	(3)	(30)	(464)	(74)	(5,005)

Total certain significant items—net of tax	18	(25)	(15)	113	(4,809)

Total purchase accounting adjustments and certain significant items—net of tax, attributable to the Upjohn Business	$48	$6	$106	$239	$(4,685)

(a)	Included in Amortization of intangible assets.
(b)

Included in Provision/(benefit) for taxes on income. Income taxes includes the tax effect of the associated pre-tax amounts, calculated by determining the jurisdictional location of the pre-tax amounts and applying that jurisdiction’s applicable tax rate. Income taxes do not reflect any changes associated with the enactment of the TCJA. Changes resulting from the TCJA have been reflected in the line item, Certain significant items “Income taxes.”

(c)

Amounts relate to employee termination costs, asset impairments and other exit costs not associated with acquisitions, which are included in Restructuring charges (see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives). For all periods, the charges/(credits) were primarily related to employee termination costs. For 2017, the credits were mostly related to reversals of previously recorded accruals for employee termination costs.

(d)

Primarily included in Cost of sales ($3 million and $3 million in the first three months of 2020 and 2019, respectively and $12 million, $33 million and $42 million in 2019, 2018 and 2017, respectively), Selling, informational and administrative expenses ($1 million and $2 million in the first three months of 2020 and 2019, respectively and $12 million, $16 million and $16 million in 2019, 2018 and 2017, respectively) and Research and development expenses ($0.1 million income and $1 million in the first three months of 2020 and 2019, respectively and $2 million in 2019 only). Represents the impact of changes in estimated useful lives of assets involved in restructuring actions related to acquisitions.

(e)

Included in Other (income)/deductions—net (see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net and Notes to Unaudited Condensed Combined Financial Statements—Note 4. Other (Income)/Deductions—Net).

(f)

Primarily included in Cost of sales. In 2019 and 2018, represents income in connection with the hurricanes in Puerto Rico. In 2017, represents inventory losses, overhead costs related to the period in which the Puerto Rico plants were not operational as a result of the hurricanes in Puerto Rico toward the end of the third quarter of 2017. For additional information, see the “––Costs and Expenses: Cost of sales” section of this MD&A.

(g)

Included in Selling, informational and administrative expenses. Represents a charge in 2018 for a special one-time bonus paid to virtually all colleagues excluding executives, which was one of several actions taken by Pfizer after evaluating the expected positive net impact of the December 2017 enactment of the legislation commonly referred to as the TCJA.

(h)

For the first three months of 2020, primarily included in Other (income)/deductions—net ($1 million). For the first three months of 2019, primarily included in Cost of sales ($0.2 million income), Selling, informational and administrative expenses ($0.5 million), Research and development expenses ($0.4 million), and Other (income)/deductions—net ($4 million income). For 2019, primarily included in Selling, informational and administrative expenses ($5 million) and Research and development expenses ($7 million). For 2018, primarily included in Selling, informational and administrative expenses ($1 million) and Other (income)/deductions—net ($7 million). For 2017, primarily included in Other (income)/deductions—net ($14 million income). For 2019, includes, among other things, an upfront license fee payment of $4.5 million to Genzum. For 2018, includes, among other things, an allocation of net losses on investments of $4 million. For 2017, primarily includes an allocation of net gains on investments of $14 million.

(i)

Included in Provision/(benefit) for taxes on income. Income taxes includes the tax effect of the associated pre-tax amounts, calculated by determining the jurisdictional location of the pre-tax amounts and applying that jurisdiction’s applicable tax rate. The amount in the first three months of 2019 was favorably impacted primarily by the tax benefit recorded as a result of additional guidance issued by the U.S. Department of Treasury related to the TCJA. The amount in 2019 was favorably impacted primarily by a benefit recorded of approximately $290 million, representing tax and interest, resulting from the favorable settlement of a U.S. IRS audit for multiple years, as well as the tax benefit recorded as a result of additional guidance issued by the U.S. Department of Treasury related to the TCJA. The amount in 2018 was favorably impacted primarily by tax benefits related to the TCJA, including certain current year tax initiatives, as well as adjustments to the provisional estimate of the legislation, reported and disclosed within the applicable measurement period in accordance with guidance issued by the SEC. The amount in 2017 was favorably impacted by tax benefits primarily associated with the remeasurement of deferred tax liabilities, which includes the repatriation tax on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries associated with the TCJA. See Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income and Notes to Unaudited Condensed Combined Financial Statements—Note 5A. Tax Matters: Taxes on Income.

Analysis of Operating Segment Information

The following tables and associated notes provide additional information about the performance of the three operating segments of the Upjohn Business for the periods presented—the Developed Markets segment, the Greater China segment and the Emerging Markets segment. For additional information about each operating segment, see Notes to Combined Financial Statements—Note 18. Segment, Geographic and Revenue Information and Notes to Unaudited Condensed Combined Financial Statements––Note 14. Segment, Geographic and Revenue Information.

The following tables provide revenue and cost information by reportable operating segment and a reconciliation of that information to the unaudited condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019:

	Three Months Ended March 29, 2020
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$1,127	$481	$253	$—	$1,861	$—	$1,861
Operating expenses(a)	434	103	89	243	869	4	873
Amortization of intangible assets	—	—	—	—	—	36	36
Restructuring charges	—	—	—	—	—	15	15
Other (income)/deductions—net	—	(6)	—	56	50	1	51

Income/(loss) before provision/(benefit) for taxes on income	$694	$383	$164	$(299)	$942	$(57)	$885

	Three Months Ended March 31, 2019
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$2,006	$811	$253	$—	$3,071	$—	$3,071
Operating expenses(a)	488	152	79	269	988	7	995
Amortization of intangible assets	—	—	—	—	—	39	39
Restructuring charges	—	—	—	—	—	9	9
Other (income)/deductions—net	(1)	(3)	1	50	48	(11)	37

Income/(loss) before provision/(benefit) for taxes on income	$1,519	$662	$172	$(319)	$2,034	$(43)	$1,991

The following tables provide revenue and cost information by reportable operating segment and a reconciliation of that information to the combined statements of income for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$6,748	$2,430	$1,065	$—	$10,244	$—	$10,244
Operating expenses(a)	1,948	674	384	1,198	4,204	40	4,244
Amortization of intangible assets	—	—	—	—	1	147	148
Restructuring charges/(credits)	—	—	—	—	—	159	159
Other (income)/deductions—net	(2)	(4)	3	117	114	247	362

Income/(loss) before provision/(benefit) for taxes on income	$4,802	$1,760	$678	$(1,315)	$5,925	$(594)	$5,331

	Year Ended December 31, 2018
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$8,848	$2,396	$1,186	$—	$12,431	$—	$12,431
Operating expenses(a)	2,476	669	439	1,226	4,809	70	4,879
Amortization of intangible assets	—	—	—	—	1	156	157
Restructuring charges/(credits)	—	—	—	—	—	39	39
Other (income)/deductions—net	(26)	—	5	247	227	73	300

Income/(loss) before provision/(benefit) for taxes on income	$6,399	$1,728	$742	$(1,473)	$7,395	$(339)	$7,056

	Year Ended December 31, 2017
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$10,203	$1,950	$1,207	$—	$13,359	$—	$13,359
Operating expenses(a)	2,695	515	465	1,312	4,986	164	5,150
Amortization of intangible assets	—	—	—	—	1	166	166
Restructuring charges/(credits)	—	—	—	—	—	(80)	(80)
Other (income)/deductions—net	(7)	—	(2)	193	184	104	288

Income/(loss) before provision/(benefit) for taxes on income	$7,515	$1,435	$744	$(1,505)	$8,189	$(354)	$7,835

(a)	Comprised of Cost of sales, Selling, informational and administrative expenses and Research and development expenses.
(b)	Amounts represent the revenues and costs managed by each operating segment. The expenses generally include only those costs directly attributable to the operating segment.

(c)	Other comprises the costs included in Adjusted income components (see footnote (d) below) that are managed outside of the three operating segments and includes the following:

	Three Months Ended March 29, 2020
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	53	—	189	243
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions––net	—	—	56	56

Loss before provision/(benefit) for taxes on income	$(53)	$—	$(246)	$(299)

	Three Months Ended March 31, 2019
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	54	1	214	269
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions––net	—	—	50	50

Loss before provision/(benefit) for taxes on income	$(54)	$(1)	$(264)	$(319)

	Year Ended December 31, 2019
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	250	—	947	1,198
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions––net	(1)	—	119	117

Loss before provision/(benefit) for taxes on income	$(249)	$—	$(1,066)	$(1,315)

	Year Ended December 31, 2018
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	261	7	958	1,226
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions––net	(1)	—	248	247

Loss before provision/(benefit) for taxes on income	$(260)	$(7)	$(1,206)	$(1,473)

	Year Ended December 31, 2017
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	296	12	1,004	1,312
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions—net	—	—	193	193

Loss before provision/(benefit) for taxes on income	$(296)	$(12)	$(1,196)	$(1,505)

(i)

RDM—the R&D expenses managed by the Upjohn Research, Development and Medical organization and, to a lesser extent, the Pfizer Research, Development and Medical organization, which are both generally responsible for research activities.

(ii)

GPD—the costs managed by the Upjohn Research, Development and Medical organization and the Pfizer Global Products Development organization, which provides technical support and other services, associated with facilitating all regulatory submissions and interactions with regulatory agencies.

(iii)

Corporate and Other Unallocated—the costs associated with platform functions (such as worldwide technology, global real estate operations, legal, finance, human resources, worldwide public affairs, compliance and worldwide procurement), patient advocacy activities and certain compensation and other corporate costs, such as interest income and expense, and gains and losses on investments, as well as overhead expenses associated with manufacturing (which include manufacturing variances associated with production) and commercial operations that are not directly assessed to an operating segment, as business unit (segment) management does not manage these costs.

(iv)	Comprised of Cost of sales, Selling, informational and administrative expenses and Research and development expenses.
(d)	See the “—Non-GAAP Financial Measure (Adjusted Income)” section of this MD&A for a definition of these “Adjusted Income” components.
(e)

Includes costs associated with (i) purchase accounting adjustments; and (ii) certain significant items, which are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges), that are evaluated on an individual basis by management. For additional information about these reconciling items and/or Non-GAAP adjusted measure of performance, see the “—Non-GAAP Financial Measure (Adjusted Income)” section of this MD&A.

Developed Markets Operating Segment

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Revenues

Developed Markets Revenues decreased $879 million, or 44%, to $1.1 billion, reflecting an operational decrease of $872 million, or 43%, and the unfavorable impact of foreign exchange of $7 million, or less than 1%.

The following provides an analysis of the changes in Developed Markets Revenues:

(millions of dollars)
Developed Markets Revenues, First Three Months of 2019		$2,006
Operational growth/(decline):
Lower revenues for Lyrica in the U.S., reflecting the expected significantly lower volumes associated with multi-source generic competition that began in July 2019	$(808)
Declines from continuing generic competition for Viagra and Revatio within the U.S., for which Viagra lost exclusivity in December 2017 and a new generic entry for Revatio entered the market during the middle of 2019	(48)
Other operational factors, net	(15)

Operational decline, net	(872)	(872)

Operational revenues		1,134
Unfavorable impact of foreign exchange	(7)	(7)

Developed Markets Revenues decrease	$(879)

Developed Markets Revenues, First Three Months of 2020		$1,127

Costs and Expenses

Operating expenses—Developed Markets operating expenses decreased $54 million, or 11%, due substantially to operational factors. The impact of foreign exchange was negligible. The operational decrease was primarily driven by a decrease in cost of sales due to lower sales volumes as a result of product losses of exclusivity and generic competition, as well as a reduction in advertising and promotion and field force expenses, primarily related to Lyrica in the U.S., partially offset by an increase in U.S. healthcare reform expenses of $22 million, reflecting a refinement of the allocation from Pfizer for the estimated U.S. healthcare fee associated with the Upjohn Business, as well as an increase in cost of sales in the U.S. from higher sales volumes of certain Greenstone products.

2019 vs. 2018

Revenues

Developed Markets Revenues decreased $2.1 billion, or 24%, to $6.7 billion, reflecting an operational decrease of $2.0 billion, or 23%, and the unfavorable impact of foreign exchange of $101 million, or 1%.

The following provides an analysis of the changes in Developed Markets Revenues:

(millions of dollars)
Developed Markets Revenues, 2018		$8,848
Operational growth/(decline):
Celebrex, Effexor, and Lyrica growth in Japan	$72
Lower revenues for Lyrica in the U.S., reflecting the expected significantly lower volumes associated with multi-source generic competition that began in July 2019	(1,579)
Declines from increased generic competition for other products which have recently lost exclusivity, primarily Viagra and Relpax in the U.S., as well as a recent generic entry for Revatio in the U.S. and additional generic competition for sildenafil citrate and medroxyprogesterone intramuscular impacting Greenstone	(395)
Other operational factors, net	(97)

Operational decline, net	(1,999)	(1,999)

Operational revenues		6,849
Unfavorable impact of foreign exchange	(101)	(101)

Developed Markets Revenues decrease	$(2,100)

Developed Markets Revenues, 2019		$6,748

Costs and Expenses

Operating expenses—Developed Markets operating expenses decreased $527 million, or 21%, due to an operational decrease of $510 million, or 21%, and the favorable impact of foreign exchange of $18 million, or 1%. The operational decrease was primarily driven by a decrease in cost of sales due to lower sales volumes as a result of product losses of exclusivity and generic competition, as well as a reduction in field force and advertising and promotion expenses, primarily related to Lyrica in the U.S.

2018 vs. 2017

Revenues

Developed Markets Revenues decreased $1.4 billion, or 13%, to $8.8 billion, reflecting an operational decrease of $1.4 billion, or 14%, partially offset by the favorable impact of foreign exchange of $72 million, or 1%.

The following table provides an analysis of the changes in Developed Markets Revenues:

(millions of dollars)
Developed Markets Revenues, 2017		$10,203
Operational growth/(decline):
Declines from loss of exclusivity primarily from Viagra and Relpax in the U.S., Lyrica in Europe and Australia, and Revatio in Europe, as well as additional generic competition for medroxyprogesterone intramuscular impacting Greenstone and for Nitrostat	$(1,118)
Lyrica growth in the U.S. and Japan	164
Lower revenues for Celebrex in the U.S. and Lipitor in the U.S. and Japan	(216)
Other declines from Greenstone	(106)
Other operational factors, net	(151)

Operational decline, net	(1,427)	(1,427)

Operational revenues		8,777
Favorable impact of foreign exchange	72	72

Developed Markets Revenues decrease	$(1,355)

Developed Markets Revenues, 2018		$8,848

Costs and Expenses

Operating expenses—Developed Markets operating expenses decreased $219 million, or 8%, due to an operational decrease of $223 million, or 8%, partially offset by the impact of unfavorable foreign exchange of $4 million, or less than 1%. The operational decrease was primarily driven by a reduction in field force and advertising and promotion expenses as well as lower cost of sales as a result of loss of exclusivity of Viagra in the U.S., continued cost reductions overall for Europe, and reduction in field force and advertising and promotion expenses for Lyrica in the U.S. in advance of the June 2019 loss of exclusivity, partially offset by increased cost of sales for Lyrica in the U.S., which was still growing during this period.

Greater China Operating Segment

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Revenues

Greater China Revenues decreased $331 million, or 41%, to $481 million, reflecting an operational decrease of $322 million, or 40% and the unfavorable impact of foreign exchange of $9 million, or 1%.

The following provides an analysis of the changes in Greater China Revenues:

(millions of dollars)
Greater China Revenues, First Three Months of 2019		$811
Operational growth/(decline):
Lipitor and Norvasc overall sales decline, mainly in China, primarily due to the initial March 2019 Chinese government implementation, and subsequent nationwide expansion beginning December 2019, of a volume-based procurement program(a)	$(302)
Celebrex, Viagra, and Effexor sales decline, mainly in China, due to reduced volumes during the COVID-19 pandemic	(18)
Other operational factors, net	(2)

Operational decline, net	(322)	(322)

Operational revenues		489
Unfavorable impact of foreign exchange	(9)	(9)

Greater China Revenues decrease	$(331)

Greater China Revenues, First Three Months of 2020		$481

(a)

See the “—Factors Affecting the Upjohn Business Performance––Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

Costs and Expenses

Operating expenses—Greater China operating expenses decreased $49 million, or 32%, due to an operational decrease of $68 million, or 45%, partially offset by the unfavorable impact of foreign exchange of $19 million, or 13%. The operational decrease was primarily due to a decrease in field force, advertising and promotion and general and administrative expenses primarily in China, due to spending reductions for Lipitor and Norvasc due to the volume-based procurement program and lower meeting and travel expenses as a result of the disruption from the COVID-19 pandemic, along with a decrease in cost of sales from lower sales volumes of Lipitor and Norvasc, due to the volume-based procurement program in China, and to a small degree a decrease in cost of sales from lower sales volumes of Celebrex, Viagra and Effexor during the COVID-19 pandemic.

2019 vs. 2018

Revenues

Greater China Revenues increased $34 million, or 1%, to $2.4 billion, reflecting operational growth of $145 million, or 6%, partially offset by the unfavorable impact of foreign exchange of $111 million, or 5%.

The following provides an analysis of the changes in Greater China Revenues:

(millions of dollars)
Greater China Revenues, 2018		$2,396
Operational growth/(decline):
Celebrex and Lyrica sales growth, mainly in China	$44
Lipitor and Norvasc overall sales growth, mainly in China, inclusive of declines driven by the March 2019 Chinese government implementation of a volume-based procurement program in certain cities, along with volume growth and geographic expansion in provinces where volume-based procurement was not yet implemented(a)	34
Viagra sales growth, mainly in China	31
Zoloft and Effexor sales growth, mainly in China	23
Other operational factors, net	14

Operational growth, net	145	145

Operational revenues		2,541
Unfavorable impact of foreign exchange	(111)	(111)

Greater China Revenues increase	$34

Greater China Revenues, 2019		$2,430

(a)

See the “—Factors Affecting the Upjohn Business Performance––Industry-Specific Challenges—Regulatory Environment/Pricing and Access––International” section of this MD&A for information about the volume-based procurement program in China.

Costs and Expenses

Operating expenses—Greater China operating expenses increased $5 million, or 1%, due to an operational increase of $76 million, or 11%, partially offset by the favorable impact of foreign exchange of $71 million, or 11%. The operational increase was primarily due to increased cost of goods sold from higher sales volumes and increased field force expenses from investments made in geographic expansion, both primarily in China.

2018 vs. 2017

Revenues

Greater China Revenues increased $447 million, or 23%, to $2.4 billion, reflecting operational growth of $382 million, or 20%, and the favorable impact of foreign exchange of $65 million, or 3%.

The following table provides an analysis of the changes in Greater China Revenues:

(millions of dollars)
Greater China Revenues, 2017		$1,950
Operational growth/(decline):
Lipitor and Norvasc sales growth, mainly in China	$321
Celebrex and Lyrica sales growth, mainly in China	33
Other operational factors, net	28

Operational growth, net	382	382

Operational revenues		2,331
Favorable impact of foreign exchange	65	65

Greater China Revenues increase	$447

Greater China Revenues, 2018		$2,396

Costs and Expenses

Operating expenses—Greater China operating expenses increased $154 million, or 30%, due to an operational increase of $116 million, or 23%, and the unfavorable impact of foreign exchange of $38 million, or 7%. The operational increase was primarily due to increased field force and advertising and promotion expenses as well as increased cost of goods sold from higher sales volumes and investments made in geographic expansion.

Emerging Markets Operating Segment

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Revenues

Emerging Markets Revenues were essentially unchanged at $253 million, reflecting an operational increase of $3 million, or 1%, offset by the unfavorable impact of foreign exchange of $3 million, or 1%.

The following provides an analysis of the changes in Emerging Markets Revenues:

(millions of dollars)
Emerging Markets Revenues, First Three Months of 2019		$253
Operational growth/(decline):
Lipitor growth (excluding Vietnam) across Emerging Markets, primarily in certain Gulf countries in the Middle East	$11
Celebrex declines across Emerging Markets, primarily in Southeast Asia markets and certain Gulf countries in the Middle East	(10)
Lower Lipitor sales in Vietnam due to 2019 stock build with a distributor	(9)
Other operational factors, net	12

Operational growth, net	3	3

Operational revenues		256
Unfavorable impact of foreign exchange	(3)	(3)

Emerging Markets Revenues essentially unchanged	$—

Emerging Markets Revenues, First Three Months of 2020		$253

Costs and Expenses

Operating expenses—Emerging Markets operating expenses increased $10 million, or 12%, due to an operational increase of $9 million, or 12%, and the unfavorable impact of foreign exchange of $0.3 million, or less than 1%. The operational increase was primarily due to higher field force, advertising and promotion, other marketing and general and administrative expenses across several products and markets.

2019 vs. 2018

Revenues

Emerging Markets Revenues decreased $121 million, or 10%, to $1.1 billion, reflecting an operational decrease of $84 million, or 7%, and the unfavorable impact of foreign exchange of $37 million, or 3%.

The following provides an analysis of the changes in Emerging Markets Revenues:

(millions of dollars)
Emerging Markets Revenues, 2018		$1,186
Operational growth/(decline):
Declines in Norvasc and Lipitor sales, net, driven by discontinued sales of Norvasc in Venezuela and Lipitor in Saudi Arabia, and declines in Lipitor from other Gulf countries in the Middle East, partially offset by Lipitor stock build with a distributor in Vietnam	$(41)
Declines in Celebrex and Lyrica sales, net, driven by Celebrex pricing pressure in Mexico from generics and supply issues in Saudi Arabia and Thailand and Lyrica sales decline in Saudi Arabia	(26)
Other operational factors, net	(17)

Operational decline, net	(84)	(84)

Operational revenues		1,102
Unfavorable impact of foreign exchange	(37)	(37)

Emerging Markets Revenues decrease	$(121)

Emerging Markets Revenues, 2019		$1,065

Costs and Expenses

Operating expenses—Emerging Markets operating expenses decreased $55 million, or 13%, due to an operational decrease of $56 million, or 13%, and the unfavorable impact of foreign exchange of $1 million, or less than 1%. The operational decrease was primarily due to lower cost of sales due to discontinued sales of Lipitor in Saudi Arabia, and lower field force expenses, other marketing expenses and general and administrative expenses across several products and markets.

2018 vs. 2017

Revenues

Emerging Markets Revenues decreased $20 million, or 2%, to $1.2 billion, primarily due to the unfavorable impact of foreign exchange.

The following table provides an analysis of the changes in Emerging Markets Revenues:

(millions of dollars)
Emerging Markets Revenues, 2017		$1,207
Operational growth/(decline):
Lipitor and Norvasc sales growth, net, across Emerging Markets	$35
Celebrex sales decline in Mexico due to generic entry	(17)
Other operational factors, net	(18)

Operational decline, net	(1)	(1)

Operational revenues		1,206
Unfavorable impact of foreign exchange	(20)	(20)

Emerging Markets Revenues decrease	$(20)

Emerging Markets Revenues, 2018		$1,186

Costs and Expenses

Operating expenses—Emerging Markets operating expenses decreased $26 million, or 6%, due to an operational decrease of $11 million, or 2%, and the favorable impact of foreign exchange of $15 million, or 3%. The operational decrease was primarily driven by lower field force expenses in Brazil and Saudi Arabia, partially offset by higher manufacturing costs for the Upjohn Business’s products associated with Pfizer’s manufacturing operations in Saudi Arabia, which commenced production in 2017.

Analysis of the Combined Statements of Comprehensive Income

Changes in the components of Accumulated other comprehensive loss reflect the following:

First Three Months of 2020

•

Foreign currency translation adjustments, mainly reflects the strengthening of the U.S. dollar against the euro, the Japanese yen and the Korean won, partially offset by the weakening of the U.S. dollar against the Mexican peso.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects an increase in net loss due to (i) an actuarial loss of $85 million, resulting from a remeasurement of the Upjohn Business’s sponsored pension plan in Puerto Rico; and (ii) transfer in of net losses of $1 million for the newly established Upjohn sponsored plans outside the U.S., partially offset by (i) losses of $14 million reclassified and recognized in net periodic benefit cost from a settlement charge related to lump sum payouts to certain terminated plan participants in the Upjohn Business’s sponsored pension plan in Puerto Rico; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the favorable impact of foreign exchange. For additional information, see Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, reflects (i) the amortization of prior service credits previously recognized in Other comprehensive income; and (ii) the unfavorable impact of foreign exchange. For additional information, see Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans.

2019

•

Foreign currency translation adjustments, mainly reflects the strengthening of the U.S. dollar against the euro and the Korean won, partially offset by the weakening of the U.S. dollar against the Japanese yen and Mexican peso.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects a decrease in the net loss from (i) gain from actual return on plan assets; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the net impact from curtailments and settlements for elimination of coverage of certain non-Upjohn plan participants, partially offset by (i) an increase in net loss on the benefit obligation from the decrease in discount rates and lump sum interest rates; (ii) transfer in of net losses for the newly established Upjohn sponsored plans outside the U.S.; and (iii) the unfavorable impact on foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, mainly reflects (i) the transfer of net prior service costs to the newly established Upjohn sponsored plans outside the U.S.; (ii) the amortization of prior service credits previously recognized in Other comprehensive income; and (iii) curtailment gains for the elimination of coverage of certain non-Upjohn plan participants, partially offset by the favorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

2018

•	Foreign currency translation adjustments, mainly reflects the strengthening of the U.S. dollar against the euro, U.K. pound and Chinese renminbi.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects an increase in net loss from actual loss on plan assets, offset by (i) gain on the benefit obligation from the increase in discount rate assumption; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the favorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, mainly reflects (i) the reclassification into income of amounts related to amortization of changes in prior service credits previously recognized in Other comprehensive income; (ii) the unfavorable impact on prior service cost of a plan amendment; and (iii) the unfavorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

2017

•	Foreign currency translation adjustments, mainly reflects the weakening of the U.S. dollar against the euro, U.K. pound and the Canadian dollar.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects a gain from actual return on plan assets, offset by (i) a loss on the benefit obligation from the decrease in discount rate assumption; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the unfavorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, mainly reflects the reclassification into income of amounts related to amortization of changes in prior service credits previously recognized in Other comprehensive income, partially offset by the favorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

Analysis of the Combined Balance Sheets

For information about certain financial assets and liabilities, see the “—Analysis of the Combined Statements of Cash Flows” section of this MD&A, the “—Analysis of Financial Condition, Liquidity and Capital Resources: Selected Measures of Liquidity and Capital Resources” section of this MD&A and Notes to Combined Financial Statements—Note 9. Financial Instruments and Notes to Unaudited Condensed Combined Financial Statements—Note 7. Financial Instruments.

For information about events and circumstances impacting tax-related accounts, see Notes to Combined Financial Statements—Note 7. Tax Matters and Notes to Unaudited Condensed Combined Financial Statements—Note 5. Tax Matters.

For a description of changes in Total Equity, see the combined statements of equity and the unaudited condensed combined statements of business equity. For the components of Net transfers (to)/from Pfizer that are included within Total Equity, see Notes to Combined Financial Statements—Note 19. Related Party Transactions and Notes to Unaudited Condensed Combined Financial Statements—Note 15. Related Party Transactions.

For information related to changes in Accumulated other comprehensive loss, see the “—Analysis of the Combined Statements of Comprehensive Income” section of this MD&A and Notes to Combined Financial Statements—Note 8. Accumulated Other Comprehensive Income/(Loss) and Notes to Unaudited Condensed Combined Financial Statements—Note 6. Accumulated Other Comprehensive Income/(Loss).

The changes in the asset and liability accounts as of March 29, 2020, compared to December 31, 2019, generally reflect, and the following explanations exclude, fluctuations in foreign currency exchange rates.

•	For Trade accounts receivable, less allowance for doubtful accounts, the change reflects the timing of sales and collections in the normal course of business.

•	For Inventories, the change reflects a net decrease of inventories in the normal course of business.

•

For Other current assets, the change reflects a net increase in assets in the normal course of business (see Notes to Unaudited Condensed Combined Financial Statements—Note 10A. Other Current and Noncurrent Assets: Other Current Assets).

•	For Property, plant and equipment, less accumulated depreciation, the change primarily reflects capital additions in the normal course of business, partially offset by depreciation during the period.

•

For Identifiable intangible assets, less accumulated amortization, the change primarily reflects amortization for the period, partially offset by the addition of a new licensing agreement as a result of the acquisition of Shanghai Minghui Pharmaceutical Co., Ltd. (see Notes to Unaudited Condensed Combined Financial Statements—Note 1A. Business Description and Basis of Presentation: Business Description).

•

For Other noncurrent assets, the change reflects a net increase in assets in the normal course of business (see Notes to Unaudited Condensed Combined Financial Statements—Note 10B. Other Current and Noncurrent Assets: Other Noncurrent Assets).

•

For Trade accounts payable, the change reflects the timing of purchases and payments in the normal course of business, including a decrease in trade accounts payable as result of the disruption in China from the COVID-19 pandemic (see the “––Factors Affecting the Upjohn Business Performance––Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business).

•	For Accrued compensation and related items, the change reflects payments and accruals in the normal course of business.

•

For Other current liabilities, the change reflects a net decrease in liabilities associated with payments and accruals in the normal course of business, including decreases in rebate accruals recorded for Lyrica in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019, and a decrease in restructuring accruals, partially offset by an increase in the accrual for the allocation of the Pfizer U.S. Healthcare fee payable (see Notes to Unaudited Condensed Combined Financial Statements—Note 11A. Other Current and Noncurrent Liabilities: Other Current Liabilities and —Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives).

•

For Pension benefit obligations, net, the net increase reflects an actuarial loss of $85 million in the three months ended March 29, 2020, resulting from a remeasurement of the Upjohn sponsored pension plan in Puerto Rico (see Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans).

•

For Other noncurrent liabilities, the change reflects a net decrease in accruals in the normal course of business (see Notes to Unaudited Condensed Combined Financial Statements—Note 11B. Other Current and Noncurrent Liabilities: Other Noncurrent Liabilities).

The changes in the asset and liability accounts as of December 31, 2019, compared to December 31, 2018, generally reflect, and the following explanations exclude, fluctuations in foreign currency exchange rates and the impact of the adoption of a new accounting standard in the first quarter of 2019 (see Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard).

•	For Trade accounts receivable, less allowance for doubtful accounts, the change reflects the timing of sales and collections in the normal course of business, as well as a decrease in trade accounts receivable resulting from reduced sales, including lower Lyrica sales volumes due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019.

•	For Inventories, the change reflects a decrease of inventories in the normal course of business.

•

For Other current assets, the change reflects a net increase in assets in the normal course of business (see Notes to Combined Financial Statements—Note 13A. Other Current and Noncurrent Assets: Other Current Assets).

•	For Property, plant and equipment, less accumulated depreciation, the change primarily reflects capital additions in the normal course of business, partially offset by depreciation during the period.

•	For Identifiable intangible assets, less accumulated amortization, the change primarily reflects amortization for the period.

•

For Other noncurrent assets, the change reflects a net increase in assets in the normal course of business (see Notes to Combined Financial Statements—Note 13B. Other Current and Noncurrent Assets: Other Noncurrent Assets).

•

For Trade accounts payable, the change reflects the timing of purchases and payments in the normal course of business, as well as a decrease to amounts under payment to state agencies for Medicaid, as a result of reduced Lyrica sales in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019.

•	For Accrued compensation and related items, the change reflects payments and accruals in the normal course of business.

•

For Other current liabilities, the change reflects a decrease in liabilities associated with payments and accruals in the normal course of business, including decreases in rebate and royalty accruals and an increase in accrued sales returns recorded for Lyrica in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019, an increase in accruals for legal contingencies and an increase in restructuring accruals (see Notes to Combined Financial Statements—Note 14A. Other Current and Noncurrent Liabilities: Other Current Liabilities and—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives).

•

For Other noncurrent liabilities, the change reflects an increase in accruals in the normal course of business, including an increase in the sales returns reserve recorded for Lyrica in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019 (see Notes to Combined Financial Statements—Note 14B. Other Current and Noncurrent Liabilities: Other Noncurrent Liabilities).

Analysis of the Combined Statements of Cash Flows

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Cash provided by/(used in):
Operating activities	$859	$1,386	(38)	$4,720	$5,721	$7,397	(17)	(23)
Investing activities	(19)	(9)	*	(98)	(59)	(50)	67	18
Financing activities	(831)	(1,361)	(39)	(4,438)	(5,662)	(7,350)	(22)	(23)
Effect of exchange-rate changes on cash and cash equivalents	(2)	—	*	(1)	—	—	*	*

Net increase/(decrease) in Cash and cash equivalents	$7	$16	(56)	$184	$—	$(2)	*	*

*	Indicates calculation not meaningful or result is equal to or greater than 100%.

In the combined statements of cash flows, the line item, Other changes in assets and liabilities, is presented excluding the effects of changes in foreign currency exchange rates, as these changes do not reflect actual cash inflows or outflows and excluding any other significant non-cash movements. Accordingly, the amounts shown will not necessarily agree with the changes in the assets and liabilities that are presented in the combined balance sheets.

Operating Activities

First Three Months of 2020 vs. First Three Months of 2019

Net cash provided by operating activities was $859 million in the first three months of 2020, compared to $1.4 billion in the same period in 2019. The decrease in net cash provided by operating activities reflects a decrease in net cash generated from net income, primarily as a result of the decline in Lyrica revenues associated with the loss of exclusivity in the U.S. in June 2019, and related multi-source generic competition that began in July 2019, and the declines in Lipitor and Norvasc revenues due to the VBP program in China, which was initially implemented in March 2019, and expanded nationwide beginning in December 2019. The net cash generated reflects the timing of receipts from customers and payments to vendors in the ordinary course of business.

In the first three months of 2020 and 2019, the line item Other changes in assets and liabilities primarily reflects changes, in the normal course of business, in trade accounts receivable, inventories, other current assets, other noncurrent assets, trade accounts payable, accrued compensation, other current liabilities and other noncurrent liabilities.

For additional information about changes in other assets and liabilities account balances, see the “Analysis of the Combined Balance Sheets” section of this MD&A.

2019 vs. 2018

Net cash provided by operating activities was $4.7 billion in 2019, compared to $5.7 billion in 2018. The decrease in net cash provided by operating activities reflects a decrease in net cash generated from net income. The net cash generated reflects the timing of receipts from customers and payments to vendors in the ordinary course of business.

In 2019, the change in the line item Other adjustments, net primarily reflects, among other things, increases in net allocated gains on foreign exchange contracts.

In 2019 and 2018, the line item Other changes in assets and liabilities primarily reflects changes, in the normal course of business, in trade accounts receivable, inventories, other current and noncurrent assets, trade accounts payable, accrued compensation, other current and noncurrent liabilities, as well as in 2019, the adjustment necessary to reflect the non-cash nature of a favorable settlement of a U.S. IRS audit for multiple tax years (see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income).

For additional information about changes in other assets and liabilities account balances, see the “—Analysis of the Combined Balance Sheets” section of this MD&A.

2018 vs. 2017

Net cash provided by operating activities was $5.7 billion in 2018, compared to $7.4 billion in 2017. The decrease in net cash provided by operating activities reflects a decrease in net cash generated from net income. The net cash generated reflects the timing of receipts from customers and payments to vendors in the ordinary course of business.

In 2018, the change in the line item Other adjustments, net primarily reflects, among other things, decreases in allocated net gains on foreign exchange contracts, partially offset by decreases in allocated net unrealized losses on equity securities.

In 2018 and 2017, the line item Other changes in assets and liabilities primarily reflects changes, in the normal course of business, in trade accounts receivable, inventories, other current and noncurrent assets, trade accounts payable, accrued compensation and other current and noncurrent liabilities.

For additional information about changes in other assets and liabilities account balances, see the “—Analysis of the Combined Balance Sheets” section of this MD&A.

Investing Activities

First Three Months of 2020 vs. First Three Months of 2019

Net cash used in investing activities was $19 million in the first three months of 2020, compared to $9 million in the same period in 2019. The change in net cash used in investing activities was primarily attributable to cash used, net of cash acquired, for the acquisition of Shanghai Minghui Pharmaceutical Co., Ltd. of $5 million in the first three months of 2020 (see Notes to Unaudited Condensed Combined Financial Statements—Note 1A. Business Description and Basis of Presentation: Business Description) and an increase in cash used for purchases of property, plant and equipment of $4 million.

2019 vs. 2018

Net cash used in investing activities was $98 million in 2019, compared to $59 million in 2018. The change in net cash used in investing activities was primarily attributable to an increase in cash used for purchases of property, plant and equipment of $46 million and an increase in cash used for payment to a collaboration partner of $4.0 million (see Notes to Combined Financial Statements—Note 4. Collaborative Arrangements), partially offset by an increase in cash proceeds from an allocation of insurance recoveries of $8.6 million for property damage related to Hurricane Maria (see Notes to Combined Financial Statements––Note 6. Other (Income)/Deductions––Net).

2018 vs. 2017

Net cash used in investing activities was $59 million in 2018, compared to $50 million in 2017. The change in net cash used in investing activities was primarily attributable to an increase in cash used for purchases of property, plant and equipment.

Financing Activities

First Three Months of 2020 vs. First Three Months of 2019

Net cash used in financing activities was $831 million in the first three months of 2020, compared to $1.4 billion in the same period in 2019. The decrease in net cash used in financing activities was primarily attributable to changes in net financing from Pfizer.

2019 vs. 2018

Net cash used in financing activities was $4.4 billion in 2019, compared to $5.7 billion in 2018. The decrease in net cash used in financing activities was primarily attributable to changes in net financing from Pfizer.

2018 vs. 2017

Net cash used in financing activities was $5.7 billion in 2018, compared to $7.4 billion in 2017. The decrease in net cash used in financing activities was primarily attributable to changes in net financing from Pfizer.

Analysis of Financial Condition, Liquidity and Capital Resources

Selected Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources of the Upjohn Business:

(millions of dollars, except ratios)	March 29, 2020	December 31, 2019	December 31, 2018
Selected financial assets:
Cash and cash equivalents	$191	$184	$—
Trade accounts receivable less allowance for doubtful accounts	2,029	1,946	2,353
Working capital(a)	941	916	1,045
Ratio of current assets to current liabilities	1.30:1	1.28:1	1.28:1

(a)	The changes in working capital at March 29, 2020 and December 31, 2019 were primarily due to the timing of accruals, cash receipts and payments in the ordinary course of business.

The Upjohn Business participates in Pfizer’s centralized cash management system, and generally, all of its excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by Pfizer. Cash and cash equivalents from Upjohn operations in subsidiaries that are completely Upjohn dedicated as of March 29, 2020 were $191 million. Cash and cash equivalents from Upjohn operations in subsidiaries that are completely Upjohn dedicated as of December 31, 2019 were $184 million. There were no Cash and cash equivalents in subsidiaries that were completely Upjohn dedicated as of December 31, 2018.

For additional information about the sources and uses of funds, see the “—Analysis of the Combined Balance Sheets” and “—Analysis of the Combined Statements of Cash Flows” sections of this MD&A

Accounts receivable overall are usually collected over a period of 60 to 90 days, with underlying customer collection terms that are market specific. The Upjohn Business regularly monitors its accounts receivable for collectability, particularly in markets where economic conditions remain uncertain. The Upjohn Business believes its allowance for doubtful accounts is appropriate. Its assessment is based on such factors as past due history, historical and expected collection patterns, the financial condition of its customers, the robust nature of its credit and collection practices and the economic environment.

The Pending Combination of the Upjohn Business and Mylan––Expected Cash Distribution to Pfizer

Prior to the Combination, Pfizer will engage in a series of transactions to contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from Pfizer’s other businesses. Newco will make a cash payment to Pfizer equal to $12 billion, which this document refers to as the “Cash Distribution,” as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Newco has obtained financing commitments from certain financial institutions that will permit Newco to incur borrowings in an aggregate principal amount of up to $12 billion. Newco may issue debt securities or incur other debt financing in lieu of borrowing under the financing commitments. Newco expects to use the proceeds of such financings to make the Cash Distribution to Pfizer. Newco will incur such indebtedness prior to the date of the Distribution and would be responsible for the costs of the financing (including cash payments of interest in respect of the financing) from the date of issuance assuming the transaction closes. From and after the Distribution, the combined company would be responsible for the costs of the financing (including cash payments of interest in respect of such financing) from the date of issuance. See “Business Combination Agreement—Financing” and the “Description of Financing” sections included in this document as well as the “—Overview of the Upjohn Business, Performance and Operating Environment—The Upjohn Business—The Pending Combination of the Upjohn Business and Mylan” section of this MD&A for more information regarding the Cash Distribution and the related financing transactions.

Domestic and International Selected Financial Assets

Many of the operations of the Upjohn Business are conducted outside the U.S., and significant portions of its selected financial assets are held internationally. The amount of funds held in U.S. tax jurisdictions can fluctuate due to the timing of receipts and payments in the ordinary course of business and due to other reasons, such as business-development activities. As part of its ongoing liquidity assessments, the Upjohn Business regularly monitors the mix of domestic and international cash flows (both inflows and outflows). The changes in tax law under the TCJA, which includes transitioning U.S. international taxation from a worldwide tax system to a territorial tax system, will also allow the Upjohn Business to more easily access its selected financial assets globally. As a result of the enactment of the TCJA, in 2018 Pfizer repatriated the majority of its cash held internationally as of year-end 2017 as cash is managed centrally.

Global Economic Conditions—General

At this time, the global economic environment has not had, nor does the Upjohn Business anticipate it will have, a material impact on its liquidity or capital resources. Due to its significant operating cash flows, the Upjohn Business continues to believe that it has, and will maintain, the ability to meet its liquidity needs for the foreseeable future. The Upjohn Business monitors its liquidity position continuously in the face of evolving economic conditions, but there can be no guarantee that changes in global financial markets and global economic conditions will not affect our liquidity or capital resources or impact our ability to obtain financing in the future. For additional information see the “—Factors Affecting the Upjohn Business Performance––The Global Economic Environment” section in this MD&A.

Global Economic Conditions—Venezuela and Argentina Operations

The Venezuela and Argentina operations continue to operate with the U.S. dollar as the functional currency due to the hyperinflationary status of their respective economies. The impact to the Upjohn Business is not considered material.

Contractual Obligations

Payments due under contractual obligations as of December 31, 2019 mature as follows:

		Years
(millions of dollars)	Total	2020	2021-2022	2023-2024	Thereafter
Other long-term liabilities(a)	$196	$19	$39	$40	$97
Operating leases(b)	28	8	8	4	8
Purchase obligations and other(c)	69	15	26	19	9
Taxes payable on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries(d)	3,680	320	640	920	1,800
Uncertain tax positions(e)	25	25	—	—	—

(a)

Includes expected payments relating to the Upjohn Business’s pension and postretirement plans that do not currently have sufficient assets to cover projected benefit payments over the next 10 years. The expected payments are based on current actuarial assumptions and, therefore, actual benefit payments may differ from expected payments if those assumptions are not met. Also, excludes $121 million of liabilities related to legal matters and employee terminations, most of which do not represent contractual obligations. See also the liquidity discussion above in this “—Analysis of Financial Condition, Liquidity and Capital Resources” section, as well as Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Note 15A. Benefit Plans: Pension and Postretirement Plans—Cash Flows––Upjohn Sponsored Plans.
(b)	Includes future minimum rental commitments under non-cancelable operating leases. See Notes to Combined Financial Statements—Note 3S. Significant Accounting Policies: Leases.
(c)

Includes agreements to purchase goods and services that are enforceable and legally binding and primarily includes amounts relating to a utilities contract at the Vega Baja manufacturing site and advertising services.

(d)

Represents estimated cash payments related to the TCJA repatriation tax for which the Upjohn Business elected, with the filing of its 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026 (with the next installment now due in July 2020, deferred from the original April 2020 due date by the IRS in response to the COVID-19 pandemic). The obligations may vary as a result of changes in uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards. For additional information, see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income and Note 7C. Tax Matters: Deferred Taxes.

(e)

Includes only income tax amounts currently payable. The Upjohn Business is unable to predict the timing of tax settlements related to its noncurrent obligations for uncertain tax positions as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

Off-Balance Sheet Arrangements

In the ordinary course of business and in connection with the sale of assets and businesses and other transactions, the Upjohn Business often indemnifies its counterparties against certain liabilities that may arise in connection with a transaction or that are related to events and activities prior to or following a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, the Upjohn Business may be required to reimburse the loss. These indemnification obligations generally are subject to various restrictions and limitations. Historically, the Upjohn Business has not paid significant amounts under these provisions and, as of March 29, 2020 and December 31, 2019, the estimated fair value of its indemnification obligations was not significant.

New Accounting Standards

Recently Adopted Accounting Standards

See Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard and Notes to Unaudited Condensed Combined Financial Statements—Note 2A. Significant Accounting Policies: Adoption of New Accounting Standards.

Recently Issued Accounting Standards, Not Adopted as of March 29, 2020

Standard/Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
In December 2019, the FASB issued new guidance that simplifies the accounting for income taxes by eliminating certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill.	January 1, 2021 Early adoption is permitted	The Upjohn Business is assessing the impact of the provisions of this new guidance on its combined financial statements.

In March 2020, the FASB issued new guidance to address reference rate reform by providing temporary optional expedients and exceptions to the guidance for contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued after 2021 because of reference rate reform.	Elections can be adopted prospectively at any time in the first quarter of 2020 through December 31, 2022	The Upjohn Business is assessing the impact of the provisions of this new guidance on its combined financial statements.

The new guidance provides the following optional expedients:

1.  Simplify accounting analyses under current U.S. GAAP for contract modifications.

2.  Simplify the assessment of hedge effectiveness and allow hedging relationships affected by reference rate reform to continue.

3.  Allow a one-time election to sell or transfer debt securities classified as held to maturity that reference a rate affected by reference rate reform.

Contingencies

Legal Matters

The Upjohn Business is subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications. For more information, see Notes to Combined Financial Statements—Note 17. Commitments and Contingencies and Notes to Unaudited Condensed Combined Financial Statements––Note 13. Commitments and Contingencies.

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, which could be substantial, and/or criminal charges.

The Upjohn Business believes that its claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. The Upjohn Business could incur judgments, enter into settlements or revise its expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on the Upjohn Business’s results of operations in the period in which the amounts are accrued and/or its cash flows in the period in which the amounts are paid.

The Upjohn Business has accrued for losses that are both probable and reasonably estimable. Substantially all of its contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, the Upjohn Business is unable to estimate the range of reasonably possible loss in excess of amounts accrued. The assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause the Upjohn Business to change those estimates and assumptions.

Tax Matters

The Upjohn Business is subject to numerous contingencies arising in the ordinary course of business for tax matters. For more information, see Notes to Combined Financial Statements—Note 7D. Tax Matters: Tax Contingencies and Notes to Unaudited Condensed Combined Financial Statements––Note 5B. Tax Matters: Tax Contingencies.

The Upjohn Business accounts for income tax contingencies using a benefit recognition model. If the initial assessment fails to result in the recognition of a tax benefit, the Upjohn Business regularly monitors its position and subsequently recognizes the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to “more likely than not”; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. The Upjohn Business regularly re-evaluates its tax positions based on the results of audits of federal, state and local and foreign income tax filings, statute of limitations expirations, changes and clarification in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the more-likely-than-not standard.

The assessments of the Upjohn Business are based on estimates and assumptions that have been deemed reasonable by management, but estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect the financial statements of the Upjohn Business in the period of settlement or when the statutes of limitations expire, as the Upjohn Business treats these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to the uncertain tax positions of the Upjohn Business, and such changes could be significant.

Financial Risk Management

The Upjohn Business participates in Pfizer’s centralized financial risk management program, the objective of which is to minimize the impact of foreign exchange rate movements and interest rate movements on earnings. Pfizer manages these financial exposures through operational means and through the use of third-party instruments. These practices may change as economic conditions change. Included in the Upjohn Business’s combined statements of income is (i) an allocation of interest-related income and expenses, including the effect of hedging activities, associated with the Pfizer corporate investments and debt that is deemed to be associated with the Upjohn Business; and (ii) an allocation for the impact of Pfizer’s derivative financial instruments used for offsetting changes in foreign currency rates net of the related exchange gains and losses for the portion that is deemed to be associated with the Upjohn Business.

Foreign Exchange Risk

A significant portion of the revenues and costs of the Upjohn Business are exposed to changes in foreign exchange rates. The primary net foreign currency translation exposures of the Upjohn Business are the Chinese renminbi, the Japanese yen, the euro and the Korean won. As a business unit of Pfizer and under Pfizer’s risk management umbrella, the Upjohn Business seeks to manage its foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. The fair values of Pfizer’s financial instrument holdings are analyzed at year-end to determine their sensitivity to foreign exchange rate changes. In this sensitivity analysis, holding all other assumptions constant and assuming that a change in one currency’s rate relative to the U.S. dollar would not have any effect on another currency’s rates relative to the U.S. dollar, if the dollar were to appreciate against all other currencies by 10%, as of December 31, 2019, the expected adverse impact deemed to be associated with the Upjohn Business would not be significant to the Upjohn Business’s net income.

Interest Rate Risk

The Upjohn Business did not have any investments (apart from investments that comprise the plan assets in the pension plans sponsored by the Upjohn Business) or borrowings at March 29, 2020 and December 31, 2019. However, as noted above, the combined statements of income include an allocation of interest-related income and expenses, including the effect of hedging activities, associated with the Pfizer corporate investments and debt. Pfizer is subject to interest rate risk on its investments and on its borrowings. The fair values of Pfizer’s financial instrument holdings are analyzed at year-end to determine their sensitivity to interest rate changes. In this sensitivity analysis, holding all other assumptions constant and assuming a parallel shift in the interest rate curve for all maturities and for all instruments, if there were a one hundred basis point decrease in interest rates as of December 31, 2019, the expected adverse impact deemed to be associated with the Upjohn Business would not be significant to the Upjohn Business’s net income.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF MYLAN

AND THE UPJOHN BUSINESS

On July 29, 2019, Pfizer and Newco entered into the Separation and Distribution Agreement and, on the same day, Pfizer, Newco, Mylan and certain of their affiliates entered into the Business Combination Agreement. These agreements provide for Pfizer to combine its Upjohn Business with Mylan in a Reverse Morris Trust transaction (the “Combination”). The Upjohn Business includes 20 primarily off-patent solid oral dose legacy brands, such as Lyrica, Lipitor, Celebrex and Viagra, as well as certain generic medicines. Pfizer and certain of Pfizer’s subsidiaries will engage in a series of transactions so that the Upjohn Business is held by Newco and its subsidiaries and is separated from the remainder of Pfizer’s businesses. We refer to these transactions as the “Separation.” In connection with the Separation and as partial consideration for the contribution of the Upjohn Business to Newco, Newco will make a cash payment of $12 billion to Pfizer (referred to as the “Cash Distribution”), and will issue to Pfizer additional shares of Newco common stock as part of Pfizer’s spin-off or split-off (referred to as the “Distribution”). When the Distribution and Combination are completed, Pfizer stockholders as of the record date of the Distribution will own 57% of the outstanding shares of Newco common stock, and Mylan shareholders as of immediately before the Combination will own 43% of the outstanding shares of Newco common stock, in each case on a fully diluted basis.

The unaudited pro forma condensed combined financial information reflects Pfizer’s intent that the Distribution will occur through a spin-off. In a spin-off, Pfizer will effect the Distribution by distributing on a pro rata basis all of the shares of Newco common stock then held by Pfizer to Pfizer stockholders entitled to shares of Newco common stock in the Distribution as of the record date of the Distribution. If Pfizer were to effect the Distribution through a split-off, Pfizer would offer its stockholders the option to exchange all or a portion of their shares of Pfizer common stock for shares of Newco common stock in an exchange offer, resulting in a reduction in shares of Pfizer common stock outstanding, with any shares of Newco common stock remaining after consummation of the exchange offer then distributed on a pro rata basis to Pfizer stockholders whose shares of Pfizer common stock remain outstanding after the consummation of the exchange offer. As such, there is no effect on purchase accounting between a spin-off and a split-off in accordance with ASC 805 Business Combinations (“ASC 805”) as the total number of shares of Newco common stock issued is not impacted by the form of the Distribution.

The unaudited pro forma condensed combined financial information has been prepared assuming the Combination will be effected through the Mylan Merger. However, even if the Alternative Transaction Structure is utilized to effect the Combination, there will be no impact on the total number of shares of Newco common stock issued to Pfizer stockholders. As such, Newco and Mylan do not expect there would be a material impact on purchase accounting in accordance with ASC 805 even if the Alternative Transaction Structure is utilized.

It is not expected that the Mylan Merger will be treated as involving a transfer on sale of U.K. shares for U.K. stamp duty purposes (and Mylan intends to apply for confirmation of this from HM Revenue & Customs), and the unaudited pro forma condensed combined financial information assumes no U.K. stamp duty would arise. The Alternative Transaction Structure is likely to involve a transfer on sale for U.K. stamp duty purposes and accordingly, if the Combination were to be effected by way of the Alternative Transaction Structure, U.K. stamp duty may arise at a rate of 0.5% on the relevant consideration (including the assumption of debt) attributable to the transfer of shares in any U.K. incorporated companies. At this time, Mylan does not have sufficient information available to make a preliminary estimate of any potential U.K. stamp duty liability.

Because the Cash Distribution is required as partial consideration for the contribution of the Upjohn Business to Newco, it is not considered part of the merger consideration for purchase accounting in accordance with ASC 805. Since a Reverse Morris Trust transaction is a stock for stock transaction, the merger consideration is made up of only the shares of Newco common stock issued to Pfizer stockholders.

The $12 billion of debt to be incurred by Newco and utilized for the Cash Distribution is not currently reflected in the historical combined financial statements of the Upjohn Business as Newco will incur borrowings

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for the Cash Distribution on or prior to the date of the Cash Distribution, which will occur immediately prior to the closing of the Combination. As such, the Cash Distribution is included in the Financing Adjustments in Note 4 and excluded from the Preliminary Purchase Price calculation in Note 3 to the unaudited pro forma condensed combined financial information. The $12 billion is considered debt of Newco assumed in the Combination in accordance with ASC 805. The Exchange Ratio in the Business Combination Agreement will not be impacted by the Cash Distribution.

The following unaudited pro forma condensed combined financial information presents the combination of the historical financial statements of Mylan and the Upjohn Business adjusted to give effect to the Combination and related transactions, including borrowings under the Bridge Facility, and the distribution contemplated by the Business Combination Agreement and the Separation and Distribution Agreement.

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2020 and for the year ended December 31, 2019 combine the historical unaudited condensed consolidated and the historical audited consolidated statements of operations of Mylan and the historical unaudited condensed combined and the historical audited combined statements of income for the Upjohn Business, respectively, giving effect to the Combination as if it had been consummated on January 1, 2019. The unaudited pro forma condensed combined balance sheet combines the historical unaudited condensed consolidated balance sheet of Mylan as of March 31, 2020 and the historical unaudited condensed combined balance sheet of the Upjohn Business as of March 29, 2020, giving effect to the Combination as if it had been consummated on March 31, 2020.

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP using the acquisition method of accounting in accordance with ASC 805, with Mylan considered the accounting acquirer of the Upjohn Business. See “The Transactions—Accounting Treatment” beginning on page 102 of this document for more information. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill. The unaudited pro forma condensed combined financial information is for informational purposes only and does not purport to indicate the results that would have actually been attained had the Combination been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the unaudited pro forma condensed combined financial information, Mylan allocated the purchase price of the Upjohn Business using its best estimates of fair value. These estimates are based on the most recently available information. To the extent there are significant changes to the operations or results of the Upjohn Business, the assumptions and estimates herein could change significantly. The allocation of the purchase price of the Upjohn Business is dependent upon certain valuation and other studies that are not yet final. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. Upon completion of the Combination, final valuations will be performed. There can be no assurances that these final valuations will not result in material changes to the purchase price allocation and related pro forma operating results. Furthermore, Newco could have reorganization and restructuring expenses as well as potential cost savings, operating synergies, or revenue enhancements as a result of combining Mylan and the Upjohn Business. The unaudited pro forma condensed combined financial information does not reflect these potential expenses, cost savings, operating synergies, or revenue enhancements or the costs necessary to achieve these cost savings, operating synergies, and revenue enhancements. The unaudited pro forma condensed combined financial information reflects only the pro forma adjustments that are factually supportable, directly attributable to the Combination and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Newco.

The Business Combination Agreement provides that Newco will pay Pfizer for certain losses arising out of certain third-party actions following the closing date. See “Business Combination Agreement—Certain Litigation Matters” for more information on the litigation matters for which Newco has agreed to pay Pfizer for a certain amount of losses. At March 31, 2020, Mylan has not estimated or accrued any amounts related to such

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contingency. Any such amount will be considered additional purchase price in the form of contingent consideration. At this time, Mylan does not have sufficient information available to make a preliminary estimate of the fair value of any contingent consideration. The Exchange Ratio in the Business Combination Agreement will not be impacted by this provision.

The Upjohn Business’s historical combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business. These historical combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had the Upjohn Business operated as an independent standalone company during the periods presented.

The unaudited pro forma condensed combined financial information should be read in conjunction with the following materials:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

Mylan’s historical audited consolidated financial statements and related notes contained in Mylan’s Annual Report on Form 10-K, as amended, as of and for the year ended December 31, 2019, which were filed with the SEC on February 28, 2020 and are incorporated by reference into this document;

•

Mylan’s historical unaudited condensed consolidated financial statements and related notes contained in Mylan’s Quarterly Report on Form 10-Q, as of and for the three months ended March 31, 2020, which were filed with the SEC on May 11, 2020 and are incorporated by reference into this document;

•	The Upjohn Business’s historical audited combined financial statements and related notes as of and for the year ended December 31, 2019, which are included in this document; and

•	The Upjohn Business’s historical unaudited condensed combined financial statements and related notes as of and for the three months ended March 29, 2020 which are included in this document.

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Newco—Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2020

	Historical
(In millions)	Mylan	Upjohn after reclassifications (Note 5)	Pro Forma Adjustments	Note Reference	Pro Forma As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$572	$191	$(220)	6i	$324
			(177)	6i
			(42)	6g
Accounts receivable, net	2,775	1,806			4,581
Inventories	2,640	1,168	1,624	6d	5,432
Prepaid expenses and other current assets	614	540			1,154

Total current assets	6,601	3,705	1,185		11,490
Property, plant and equipment, net	2,067	1,003	—		3,070
Intangible assets, net	11,047	1,403	18,797	6e	31,247
Goodwill	9,327	8,695	4,230	6b	13,557
			(8,695)	6b
Deferred income tax benefit	701	624	(229)	6c	1,096
Other assets	404	350	—		754

Total assets	$30,146	$15,780	$15,288		$61,214

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,274	$551	$—		$1,825
Short-term borrowings	—	—	12,000	3,4	12,000
Income taxes payable	254	389	(344)	6c	299
Current portion of long-term debt and other long-term obligations	1,488	—	—		1,488
Other current liabilities	2,213	1,983	(278)	6c	4,338
			420	4

Total current liabilities	5,228	2,923	11,798		19,949
Long-term debt	11,198	—	—		11,198
Deferred income tax liability	1,538	34	3,676	6f	5,247
			(1)	6c
Other taxes payable		4,636	(4,636)	6c	—
Other long-term obligations	919	788	45	6c,6j	1,752

Total liabilities	18,883	8,381	10,882		38,146

Equity:
Common stock €0.01 par value
Shares issued	6	—	7	3	13
Additional paid-in capital	8,658	8,213	12,236	3	19,894
			(8,213)	6h
			(1,000)	6k
Retained earnings	6,052	—	(220)	6i	5,613
			(177)	6i
			(42)	6g
Accumulated other comprehensive loss	(2,454)	(814)	814	6h	(2,454)

	12,262	7,398	3,406		23,067
Treasury shares, at cost	(1,000)	—	1,000	6k	—
Total equity	11,263	7,398	4,406		23,067

Total liabilities and equity	$30,146	$15,780	$15,288		$61,214

Amounts may not add due to rounding

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Newco—Unaudited Pro Forma Condensed Combined Statement of Operations

For the three months ended March 31, 2020

	Historical
(In millions, except for per share data)	Mylan	Upjohn after reclassifications (Note 5)	Pro Forma Adjustments	Note Reference	Pro Forma As Adjusted
Revenues:
Net sales	$2,588	$1,861	$—		$4,449
Other revenues	31	—	—		31

Total revenues	2,619	1,861	—		4,480
Cost of sales	1,713	454	245	7a	2,412

Gross profit	906	1,407	(245)		2,068
Operating expenses:
Research and development	114	60	—		174
Selling, general, and administrative	605	410	(20)	7b	995
Litigation settlements and other contingencies, net	2	1	—		3

Total operating expenses	721	471	(20)		1,172

Earnings from operations	185	936	(225)		896
Interest expense	120	54	121	4	295
Other expense (income), net	34	(4)	—		30

Earnings before income tax and noncontrolling interest	31	885	(346)		570
Income tax provision	10	103	(62)	7c	51

Net earnings	21	782	(284)		519
Loss attributable to noncontrolling interests	—	(1)	—		(1)

Net earnings attributable to ordinary shareholders	$21	$783	$(284)		$520

Earnings per share applicable to ordinary shareholders:
Basic	$0.04	$—	$(0.41)		$0.43

Diluted	$0.04	$—	$(0.41)		$0.43

Weighted average shares outstanding:
Basic	516.4	—	692.9	7d	1,209.3

Diluted	517.0	—	692.9	7d	1,209.9

Amounts may not add due to rounding

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Newco—Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2019

	Historical
(In millions, except for per share data)	Mylan	Upjohn after reclassifications (Note 5)	Pro Forma Adjustments	Note Reference	Pro Forma As Adjusted
Revenues:
Net sales	$11,370	$10,244	$—		$21,614
Other revenues	130	2	—		132

Total revenues	11,501	10,246	—		21,746
Cost of sales	7,603	1,929	974	7a	10,506

Gross profit	3,898	8,317	(974)		11,240
Operating expenses:
Research and development	640	279	—		919
Selling, general and administrative	2,564	2,343	(74)	7b	4,833
Litigation settlements and other contingencies, net	(21)	262	—		241

Total operating expenses	3,182	2,884	(74)		5,992

Earnings from operations	716	5,433	(900)		5,249
Interest expense	517	288	505	4	1,310
Other expense (income), net	44	(186)	—		(142)

Earnings before income tax and noncontrolling interest	154	5,331	(1,405)		4,080
Income tax provision	138	409	(253)	7c	294

Net earnings	17	4,922	(1,152)		3,787
Earnings attributable to noncontrolling interests	—	5	—		5

Net earnings attributable to ordinary shareholders	$17	$4,917	$(1,152)		$3,782

Earnings per share applicable to ordinary shareholders:
Basic	$0.03	$—	$(1.66)		$3.13

Diluted	$0.03	$—	$(1.66)		$3.13

Weighted average shares outstanding:
Basic	515.7	—	692.9	7d	1,208.6

Diluted	516.5	—	692.9	7d	1,209.4

Amounts may not add due to rounding

6

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. General

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Mylan considered to be the accounting acquirer of the Upjohn Business. The historical financial information has been adjusted to give effect to pro forma events that are: factually supportable; directly attributable to the Combination; and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of Newco. As such, the impact from transaction-related expenses are not included in the unaudited pro forma condensed combined statements of operations. However, the impact of these expenses is reflected in the unaudited pro forma condensed combined balance sheet as a decrease to cash and cash equivalents with a corresponding decrease to retained earnings.

Assumptions and estimates underlying the pro forma adjustments are described in Notes 3 through 7. Since the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded at the date of consummation of the Combination may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price and its allocation thereof.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and does not purport to indicate the results that would have actually been attained had the Combination been completed on the assumed date or for the periods presented, or which may be realized in the future.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business” and the historical combined financial statements of the Upjohn Business and the related notes thereto for the year ended December 31, 2019, that were previously filed with the SEC and are incorporated by reference into this document and for the three months ended March 29, 2020 which are included in this document, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Mylan’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2019 and Mylan’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, that were previously filed with the SEC and are incorporated by reference into this document, and the consolidated financial statements of Mylan and the related notes thereto covering these periods incorporated by reference into this document. See “Where You Can Find Additional Information” beginning on page ii of this document for more information.

The Combination has been accounted for using Mylan’s historical information and accounting policies and combining the assets and liabilities of the Upjohn Business at their respective estimated fair values. The assets and liabilities of the Upjohn Business have been measured at fair value based on various preliminary estimates using assumptions that Mylan’s management believes are reasonable utilizing information currently available. Use of different estimates and judgments could yield materially different results. The total estimated purchase price has been measured using the closing market price of Mylan ordinary shares as of June 5, 2020 (the latest practicable date prior to the date of this document). The final purchase price will be measured at the closing date of the Combination. This will result in a per share equity value that is different from that assumed for purposes of preparing the unaudited pro forma condensed combined financial information. The purchase price allocation is subject to finalization of Mylan’s analysis of the fair value of the assets and liabilities of the Upjohn Business as of the closing of the Combination. Differences from these preliminary estimates could be material.

The Upjohn Business’s historical combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs

7

attributable to the operations of the Upjohn Business. These historical combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had the Upjohn Business operated as an independent standalone company during the periods presented.

At this time Mylan does not have sufficient information available to make a reasonable preliminary estimate of the fair value adjustment for the Upjohn Business’s property, plant and equipment. Therefore, no adjustment has been recorded to modify the current book value for the respective items. The estimated fair value allocated to property, plant and equipment in the unaudited pro forma condensed combined balance sheet as of March 31, 2020 is based upon a preliminary assumption that the estimated fair value approximates the net book value. Changes in the estimated fair values are expected based on valuation studies and other analyses which have not been performed to date. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the consummation date.

Based on estimated useful lives averaging approximately 25 years for buildings, for each $100 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $4 million.

Based on estimated useful lives averaging approximately 10 years for equipment, for each $30 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $3 million.

Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation, and other professional fees are not included as a component of consideration transferred but are expensed as incurred. Transaction costs incurred by Mylan totaled $20 million and $74 million for the three months ended March 31, 2020 and the year ended December 31, 2019, respectively. These costs are included in the results of operations and eliminated in the unaudited pro forma condensed combined statements of operations adjustments. Transaction costs are not included in the historical combined financial statements of the Upjohn Business and therefore no related elimination was necessary in preparing the unaudited pro forma condensed combined statements of operations. Additionally, the unaudited pro forma condensed combined balance sheet reflects approximately $220 million and $177 million of estimated additional acquisition-related transaction costs to be incurred by Mylan and on behalf of the Upjohn Business, respectively, as a reduction of cash with a corresponding decrease in retained earnings. No tax effect was recorded for these costs as their deductibility has not been assessed. These costs are not presented in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact on the consolidated results of Newco.

The unaudited pro forma condensed combined financial information does not reflect potential cost savings, operating synergies, or revenue enhancements that Newco may achieve as a result of the Combination or the costs to combine the operations of Mylan and the Upjohn Business or the costs necessary to achieve these cost savings, operating synergies, and revenue enhancements.

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3. Preliminary Purchase Price

The preliminary estimate of fair value includes issuance of common stock to Pfizer stockholders in connection with the Combination. The number of shares of Newco common stock that will be issued will be such that, after the Combination, Pfizer stockholders as of the record date of the Distribution will hold 57% of the fully diluted outstanding shares of Newco common stock and former Mylan shareholders as of immediately before consummation of the Combination will hold 43% of the fully diluted outstanding shares of Newco common stock following the consummation of the Combination. Upon consummation of the Combination, Pfizer stockholders will receive approximately 692.9 million shares of Newco common stock.

(in millions, except share and per share amounts)
Number of common shares issued to Pfizer stockholders (refer to Note 7d)	692,874,423
Mylan ordinary share closing price, as of June 5, 2020	$17.67

Total purchase price	$12,243

Goodwill	$4,230

The $12 billion of debt to be incurred by Newco and utilized for the Cash Distribution is not currently reflected in the historical combined financial statements of the Upjohn Business as Newco will incur borrowings for the Cash Distribution on or prior to the date of the Cash Distribution, which will occur immediately prior to the closing of the Combination. As such, the Cash Distribution is included in the Financing Adjustments in Note 4 and excluded from the Preliminary Purchase Price calculation in this Note 3 to the unaudited pro forma condensed combined financial information. The $12 billion is considered debt of Newco assumed in the Combination in accordance with ASC 805. The Exchange Ratio in the Business Combination Agreement will not be impacted by the Cash Distribution.

The Business Combination Agreement provides that Newco will pay Pfizer for certain losses arising out of certain third-party actions following the closing date. See “Business Combination Agreement—Certain Litigation Matters” for more information on the litigation matters for which Newco has agreed to pay Pfizer for a certain amount of losses. At March 31, 2020, Mylan has not estimated or accrued any amounts related to such contingency. Any such amount will be considered additional purchase price in the form of contingent consideration. At this time, Mylan does not have sufficient information available to make a preliminary estimate of the fair value of any contingent consideration. The Exchange Ratio in the Business Combination Agreement will not be impacted by this provision.

The table below depicts a sensitivity analysis of the estimated purchase consideration and goodwill, assuming a 10% increase or decrease of the Mylan ordinary share closing price used to determine the total estimated purchase consideration. For purposes of this calculation, the total number of shares of Newco common stock to be issued has been assumed to be the same as in the table above.

(in millions, except share and per share amounts)	10% Sensitivity
Number of common shares issued to Pfizer stockholders	692,874,423	692,874,423
Mylan ordinary share price sensitivity	$19.44	$15.90

Total estimated purchase consideration	$13,467	$11,019

Goodwill	$5,454	$3,006

4. Financing Adjustments

On July 29, 2019, Newco and certain financial institutions executed a 364-day bridge commitment letter (the “Commitment Letter”) pursuant to which such financial institutions have committed to provide bridge financing (the “Bridge Facility”) to Newco to fund in part the amount of the Cash Distribution and to pay fees

9

and expenses related to the transactions contemplated by the Business Combination Agreement. Mylan N.V. (or its successor), Mylan Inc. and each other guarantor or obligor under any of Mylan’s existing debt securities and credit facilities with a principal amount of at least $500 million will be guarantors of the Bridge Facility from and after the consummation of the Combination.

Newco expects to use the net proceeds from alternative sources of permanent financing to fund the Cash Distribution; however, to the extent that the amount is not funded from such sources, Newco currently intends to fund any shortfall with borrowings under the Bridge Facility. Because the permanent financing has not yet been obtained, we have assumed the Cash Distribution will be funded in full using the Bridge Facility. The unaudited pro forma condensed combined balance sheet is adjusted to reflect borrowings of $12.0 billion under the Bridge Facility, which is classified as current in the unaudited pro forma condensed combined balance sheet. Any borrowing under the Bridge Facility is subject to availability and the terms and conditions set forth in the Commitment Letter, which Newco previously filed with the SEC.

For purposes of the unaudited pro forma condensed combined statements of operations, we have assumed that the amounts outstanding under the Bridge Facility bear interest at LIBOR, plus an applicable margin ranging from 138 – 213 basis points, depending upon the duration of amounts outstanding and Newco’s credit rating. The pro forma adjustment to interest expense in the condensed combined statements of operations is approximately $121 million for the three months ended March 31, 2020 and $505 million for the year ended December 31, 2019.

It is assumed that Newco will incur approximately $420 million of debt issuance costs for the Bridge Facility, primarily consisting of financing, commitment and duration fees. These debt issuance costs are recorded as a current liability in the unaudited pro forma condensed combined balance sheet as of March 31, 2020. Since the Bridge Facility has a maturity of less than one year, there is no adjustment to the pro forma condensed combined statements of operations for these debt issuance costs as there is no continuing impact. The fees Newco will ultimately pay, and the level of net debt ultimately incurred, could vary significantly from what is assumed in this unaudited pro forma condensed combined financial information. Variances could arise from multiple factors including: the amount of cash on hand at the time of the closing, actual timing and amount of borrowings and repayments under the Bridge Facility, the actual mix of permanent debt financing, the actual fixed / floating mix of permanent debt financing and Newco’s credit rating. Accordingly, the estimated debt and interest expense reflected in this unaudited pro forma condensed combined financial information may change and the change could be significant. A change of 125 basis points to the interest rate could result in an increase or decrease in the pro forma interest expense of approximately $38 million for the three months ended March 31, 2020 and approximately $150 million for the year ended December 31, 2019.

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5. Pro Forma Reclassification Adjustments

Certain reclassifications have been recorded to the Upjohn Business’s historical combined financial information to conform to Mylan’s presentation, as follows:

Balance Sheet Reclassifications

As of March 29, 2020 (unaudited)
(in millions)	Upjohn Business before reclassification	Reclassification Amount	Note Ref	After Reclassification
Assets
Trade accounts receivable, less allowance for doubtful accounts	$2,029	$(2,029)	5a	$—
Accounts receivable, net	—	2,029	5a	1,806
		131	5b
		53	5c
		(407)	5d
Inventories	1,111	57	5e	1,168
Current tax assets	446	(446)	5f	—
Other current assets	278	(278)	5g	—
Prepaid expenses and other current assets	—	446	5f	540
		278	5g
		(131)	5b
		(53)	5c
Noncurrent deferred tax assets and other noncurrent tax assets	624	(624)	5h	—
Deferred income tax benefit	—	624	5h	624
Other noncurrent assets	407	(407)	5i	—
Other assets	—	407	5i	350
		(57)	5e
Liabilities and Equity
Trade accounts payable	453	(453)	5j	—
Accounts payable	—	453	5j	551
		98	5k
Accrued compensation and related items	306	(306)	5l	—
Other current liabilities	1,966	306	5l	1,983
		(98)	5k
		(191)	5d
Pension benefit obligations, net	387	(387)	5m	—
Postretirement benefit obligations, net	197	(197)	5n	—
Other noncurrent liabilities	420	(420)	5o	—
Other long-term obligations	—	387	5m	788
		197	5n
		420	5o
		(216)	5d
Business unit equity	8,213	(8,213)	5p	—
Additional paid in capital	—	8,213	5p	8,213

a.	Trade accounts receivable, less allowance for doubtful accounts was reclassified to accounts receivable, net.

b.

A reclassification adjustment of $131 million has been recorded to reduce the balance in prepaid expenses and other current assets and increase the balance in accounts receivable, net related to VAT receivables in accordance with Mylan’s grouping of accounts.

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c.

A reclassification adjustment of $53 million has been recorded to reduce the balance in prepaid expenses and other current assets and increase the balance in accounts receivable, net related to other receivables in accordance with Mylan’s grouping of accounts.

d.

A reclassification adjustment of $407 million has been recorded to reduce the balance of accounts receivable, net, also reducing the balance of other current liabilities by $191 million and the balance of other long-term obligations by $216 million, related to presenting sales returns provisions in accordance with Mylan’s grouping of accounts.

e.

A reclassification adjustment of $57 million has been recorded to reduce the balance in other assets and increase the balance of inventories related to spare parts inventory in accordance with Mylan’s grouping of accounts.

f.	Current tax assets were reclassified to prepaid expenses and other current assets.

g.	Other current assets were reclassified to prepaid expenses and other current assets.

h.	Noncurrent deferred tax assets and other noncurrent tax assets were reclassified to deferred income tax benefit.

i.	Other noncurrent assets were reclassified to other assets.

j.	Trade accounts payable were reclassified to accounts payable.

k.

A reclassification adjustment of $98 million has been recorded to reduce the balance in other current liabilities and increase the balance in accounts payable related to VAT payables in accordance with Mylan’s grouping of accounts.

l.	Accrued compensation and related items were reclassified to other current liabilities.

m.	Pension benefit obligations, net were reclassified to other long-term obligations.

n.	Postretirement benefit obligations, net were reclassified to other long-term obligations.

o.	Other noncurrent liabilities were reclassified to other long-term obligations.

p.	Business unit equity was reclassified to additional paid in capital.

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Statements of Operations Reclassifications

	For the three months ended March 29, 2020			For the year ended December 31, 2019
(in millions)	Upjohn Business Before Reclassification	Reclassification Amount	After Reclassification	Upjohn Business Before Reclassification	Reclassification Amount	After Reclassification	Note Ref
Other revenues	$—	$—	$—	$—	$2	$2	5q
Cost of sales	400	36	454	1,713	148	1,929	5r
		18			68		5s
Selling, informational and administrative expenses	413	(413)	—	2,252	(2,252)	—	5t
Selling, general and administrative	—	413	410	—	2,252	2,343	5t
		15			159		5u
		(18)			(68)		5s
Amortization of intangible assets	36	(36)	—	148	(148)	—	5r
Restructuring charges	15	(15)	—	159	(159)	—	5u
Litigation settlements and other contingencies, net	—	1	1	—	262	262	5v
Other (income)/deductions—net	51	(51)	—	362	(362)	—	5w
Other expense (income), net	—	51	(4)	—	362	(186)	5w
		(1)			(262)		5v
		—			2		5q
		(54)			(288)		5x
Interest expense	—	54	54	—	288	288	5x

q.	Mylan has reclassified royalty-related income from other (income)/deductions, net to other revenue in accordance with Mylan’s grouping of accounts.

r.

Mylan has reclassified amortization of intangible assets expense to cost of sales in accordance with Mylan’s grouping of accounts. The amount reclassified was $36 million and $148 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

s.

Mylan has reclassified shipping and handling costs from selling, general and administrative expenses to cost of sales in accordance with Mylan’s grouping of accounts. The amount reclassified was $18 million and $68 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

t.	Selling, informational and administrative expenses were reclassified to selling, general and administrative.

u.

Mylan has reclassified restructuring charges to selling, general and administrative expenses in accordance with Mylan’s grouping of accounts. The amount reclassified was $15 million and $159 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

v.

Mylan has reclassified expenses for certain legal matters included in other (income)/deductions, net to litigation settlements and other contingencies, net in accordance with Mylan’s grouping of accounts. The amount reclassified was $1 million and $262 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

w.	Other (income)/deductions—net was reclassified to Other expense (income), net.

x.

Mylan has reclassified net interest expense-allocated included in other (income)/deductions, net to interest expense in accordance with Mylan’s grouping of accounts. The amount reclassified was $54 million and

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$288 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

Following the consummation of the Combination, Mylan will conduct a review of the Upjohn Business’s accounting policies in an effort to determine if differences in accounting policies require adjustment or reclassification of the Upjohn Business’s results of operations or reclassification of assets or liabilities to conform to Mylan’s accounting policies and classifications. As a result of that review, Mylan may identify differences between the accounting policies that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information. During the preparation of this unaudited pro forma condensed combined financial information, Mylan was not aware of any material differences between accounting policies, except for certain reclassifications necessary to conform to Mylan’s financial presentation, and accordingly, this unaudited pro forma condensed combined financial information does not assume any material differences in accounting policies between Mylan and the Upjohn Business.

6. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2020 are represented by the following:

(In millions)	Note	Amount
Purchase consideration
Fair value of total consideration transferred	3	$12,243
Recognized amounts of identifiable assets acquired and liabilities assumed
Book value of Upjohn Business’ net assets	6a	7,398
Elimination of historical goodwill	6b	(8,695)
Borrowings related to financing the Cash Distribution	3,4	(12,000)
Debt issuance costs related to financing the Cash Distribution	4	(420)
Net liabilities not included in the Business Combination	6c	4,985
Preliminary estimate of fair value adjustment of net assets acquired
Inventories	6d	1,624
Intangible assets, net	6e	18,797
Deferred income tax liability	6f	(3,676)

Net assets to be acquired		8,013

Goodwill	6b	$4,230

a.	Reflects the acquisition of the historical book value of net assets of the Upjohn Business.

b.

Reflects the elimination of the historical goodwill amount of approximately $8.7 billion and the recognition of estimated goodwill related to the acquisition of approximately $4.2 billion. Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed.

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c.

Reflects the elimination of certain assets and liabilities included in the Upjohn Business historical combined financial statements that were not assumed or acquired, partially offset by certain additional liabilities not included on historical combined financial statements but assumed.

(In millions)	Amount
Litigation related accruals remaining with Pfizer	$278
Additional pension and post-retirement obligation, net transferring to Newco	(45)
Tax related assets and liabilities remaining with Pfizer:
Deferred income tax benefit	(229)
Income taxes payable	344
Deferred income tax liability	1
Other taxes payable	4,636

Net liabilities not included in the Combination	$4,985

On May 29, 2020, the parties entered certain amendments to the Separation and Distribution Agreement and the Business Combination Agreement, which included cash balances being shared. Potential adjustments related to target cash balances, working capital adjustments and cost sharing items cannot be reasonably estimated at this time.

Tax related balances remaining with Pfizer primarily consists of noncurrent net tax liabilities associated with the U.S. Tax Cuts and Jobs Act repatriation tax on accumulated post-1986 foreign earnings and taxes for periods prior to the Combination date.

d.

Represents the estimated fair value adjustment to step-up inventory to fair value. The estimated step-up in inventory is preliminary and is subject to change based upon final determination of the fair values of finished goods and work in-process inventories. As there is no continuing impact of the inventory step-up on Newco’s results, the increased value is not included in the unaudited pro forma condensed combined statement of operations.

e.

Reflects the elimination of the Upjohn Business’s historical intangible assets, net balance of approximately $1.4 billion and the recognition of the estimated fair value of product rights acquired of approximately $20.2 billion. The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset. This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. The final fair value determination for identified intangibles may differ materially from this preliminary determination.

The fair value estimate of identifiable intangible assets is preliminary and is determined using the “income approach,” which is a valuation technique that calculates an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated amount and timing of projected net cash flows for each year for each product (including net revenues, cost of sales, research and development costs, selling and marketing costs and working capital), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends or regulatory forces impacting the asset and each cash flow stream as well as other factors. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

f.

Reflects the deferred income tax liability of approximately $3.7 billion resulting from fair value adjustments for the inventory and identifiable intangible assets acquired. This estimate of deferred income tax liabilities was determined based on the excess book basis over the tax basis of the inventory and identifiable intangible assets acquired at an estimated 18% weighted average statutory tax rate. This estimate of deferred income

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tax liabilities is preliminary and is subject to change based upon Newco’s final determination of the fair values of tangible and identifiable intangible assets acquired and liabilities assumed in the Combination.

g.

Adjustment to record a $42 million accrual due to change in control clauses in employment arrangements for certain Mylan employees. See the section entitled “The Transactions—Interests of Mylan Directors and Executive Officers in the Combination—Golden Parachute Compensation” for information regarding the potential value of the payments and benefits that the executive officers may receive in connection with a qualifying termination of employment pursuant to certain Transition and Succession Agreements.

h.	Adjustments to eliminate Pfizer’s net parent company investment in the Upjohn Business of approximately $8.2 billion and accumulated other comprehensive loss of $814 million.

i.	Adjustment to recognize estimate of additional transaction-related costs to be incurred of $220 million and $177 million by Mylan and the Upjohn Business, respectively.

j.	Adjustment to recognize additional pension and post-retirement obligations related to employees of the Upjohn Business expected to be assumed in the Combination of $45 million.

k.	Reflects the elimination of Mylan’s treasury shares as each ordinary share held in treasury will be canceled at the closing of the Combination.

7. Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined statements of operations are represented by the following:

a.

Represents an increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the three months ended March 31, 2020 and the year ended December 31, 2019. The increase in amortization expense is recorded as follows:

			Amortization
($ in millions)	Useful Life	Fair Value	Three Months Ended March 31, 2020	Year Ended December 31, 2019
Product Rights	18 years	$20,200	$281	$1,122
Less: Historical Amortization Expense of the Upjohn Business			36	148

Pro Forma Adjustment			$245	$974

The estimated weighted-average useful life of the product rights to be acquired is 18 years. A five percent (5%) increase or decrease in the fair value of the product rights would increase or decrease amortization by approximately $14 million for the three months ended March 31, 2020 and approximately $56 million for the year ended December 31, 2019.

b.

Represents the elimination of transaction costs included in the historical financial statements of Mylan. An adjustment totaling $20 million was reflected in the unaudited pro forma condensed combined statements of operations to eliminate transaction costs incurred by Mylan for the three months ended March 31, 2020. An adjustment totaling $74 million was reflected in the unaudited pro forma condensed combined statements of operations to eliminate transaction costs incurred by Mylan for the year ended December 31, 2019.

c.

Reflects the income tax effect of pro forma adjustments using an estimated weighted average statutory tax rate of 18% based upon the jurisdictions in which the adjustments are expected to occur. The total effective tax rate of the combined company could be significantly different depending on the post-acquisition geographical mix of income and other factors.

d.

Adjustment to increase shares of Newco common stock outstanding after the closing of the Combination. As detailed below, Pfizer stockholders will receive approximately 692.9 million shares of Newco common

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stock as consideration for the Upjohn Business representing 57% of fully diluted outstanding shares and with former Mylan shareholders holding 43% of fully diluted outstanding shares.

Mylan ordinary shares issued at May 31, 2020	541,545,308
Less: treasury shares	(24,598,074)

Mylan ordinary shares outstanding at May 31, 2020	516,947,234
Estimated impact of Mylan equity awards under the Business Combination Agreement
Restricted stock awards	5,699,826
Estimate of dilutive stock options	47,680

Total estimated impact of Mylan equity awards	5,747,506

Estimate of fully dilutive Mylan shares to be exchanged in the Combination	522,694,740
Exchange Ratio	1.000

Total Newco shares to be issued to Mylan shareholders	522,694,740
Mylan shareholders’ ownership percentage of Newco	43%
Estimated total Newco shares outstanding at the Combination date	1,215,569,163

Newco shares to be issued to Pfizer stockholders	692,874,423
Pfizer stockholders’ ownership percentage of Newco	57%

8. Comparative Per Share Information

The following table sets forth selected historical share information of Mylan and unaudited pro forma share information after giving effect to the Combination. Per share information for the Upjohn Business is not presented because the Upjohn Business did not have outstanding capital stock since its historical combined financial statements have been prepared on a carve-out basis.

	Three months ended March 31, 2020		Year Ended December 31, 2019
(In millions, except for per share data)	Historical (unaudited)	Pro Forma	Historical	Pro Forma
Earnings per share applicable to ordinary shareholders:
Basic	$0.04	$0.43	$0.03	$3.13

Diluted	$0.04	$0.43	$0.03	$3.13

Weighted average shares outstanding:
Basic	516.4	1,209.3	515.7	1,208.6

Diluted	517.0	1,209.9	516.5	1,209.4

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